UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

Table of Contents

Company Data
Capital Composition	1
Individual interim financial statements
Statement of Financial Position - Assets	2
Statement of Financial Position - Liabilities and Equity	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows – Indirect Method	6
Statement of Changes in Equity
01/01/2018 to 09/30/2018	7
01/01/2017 to 09/30/2017	8
Statements of Value Added	9
Consolidated Interim Financial Statements
Statement of Financial Position - Assets	10
Statement of Financial Position - Liabilities and Equity	11
Statement of Income	12
Statement of Comprehensive Income	13
Statement of Cash Flows - Indirect Method	14
Statement of Changes in Equity
01/01/2018 to 09/30/2018	15
01/01/2017 to 09/30/2017	16
Statements of Value Added	17
Comments on Performance	18
Notes to Interim financial statements	26
Other relevant information	80
Reports
Independent Auditor’s Report - Unqualified
Management declaration on financial statements
Management declaration on independent auditor’s report

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

Capital Composition

Number of Shares (In units)	Closing Date 09/30/2018
Paid-in capital
Common	1,017,914,746
Preferred	0
Total	1,017,914,746
Treasury Stock	0
Common	0
Preferred	0
Total	0

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

Individual Financial Statements

Statement of Financial Position – Assets

(In thousands of Brazilian reais - R$)

Code	Description	Current Year 09/30/2018	Previous Year 12/31/2017
1	Total assets	10,405,491	9,463,648
1.01	Current assets	460,639	275,382
1.01.01	Cash and cash equivalents	12,711	6,581
1.01.06	Taxes recoverable	66,064	63,751
1.01.06.01	Current taxes recoverable	66,064	63,751
1.01.06.01.01	Income tax and social contribution to be offset	65,356	17,052
1.01.06.01.02	Other taxes recoverable	708	46,699
1.01.07	Prepaid expenses	34	46
1.01.08	Other current assets	381,830	205,004
1.01.08.03	Other	381,830	205,004
1.01.08.03.01	Dividends and interest on capital	381,164	204,807
1.01.08.03.05	Other receivables	666	197
1.02	Noncurrent assets	9,944,852	9,188,266
1.02.01	Long-term assets	152,591	629,352
1.02.01.07	Deferred taxes	146,642	145,778
1.02.01.07.01	Deferred income tax and social contribution	146,642	145,778
1.02.01.08	Prepaid expenses	3	-
1.02.01.09	Receivables from related parties	85	127,147
1.02.01.09.02	Receivables from subsidiaries	85	127,147
1.02.01.10	Other noncurrent assets	5,861	356,427
1.02.01.10.03	Escrow deposits	775	665
1.02.01.10.04	Advance for future capital increase	-	350,000
1.02.01.10.12	Other receivables	5,086	5,762
1.02.02	Investments	9,790,873	8,557,673
1.02.02.01	Equity interests	9,790,873	8,557,673
1.02.02.01.02	Equity interests in subsidiaries	8,831,361	7,556,123
1.02.02.01.03	Equity interests in joint ventures	959,512	1,001,550
1.02.03	Property, plant and equipment	1,277	1,170
1.02.03.01	Property, plant and equipment - in servce	920	985
1.02.03.03	Property, plant and equipment - in progress	357	185
1.02.04	Intangible assets	111	71
1.02.04.01	Intangible assets	111	71
1.02.04.01.03	Other intangible assets	111	71

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

Individual Financial Statements

Statement of Financial Position – Liabilities and Equity

(In thousands of Brazilian reais - R$)

Code	Description	Current Year 09/30/2018	Previous Year 12/31/2017
2	Total liabilities	10,405,491	9,463,648
2.01	Current liabilities	23,097	303,812
2.01.02	Trade payables	246	1,644
2.01.02.01	Domestic suppliers	246	1,644
2.01.03	Taxes payable	392	717
2.01.03.01	Federal taxes	378	717
2.01.03.01.02	Other taxes	378	717
2.01.03.03	Municipal taxes	14	-
2.01.04	Borrowings	-	1,938
2.01.04.02	Debentures	-	1,938
2.01.05	Other liabilities	22,459	299,513
2.01.05.02	Others	22,459	299,513
2.01.05.02.01	Dividends and interest on capital payable	2,818	281,919
2.01.05.02.09	Other liabilities	19,641	17,594
2.02	Noncurrent liabilities	9,337	198,308
2.02.01	Borrowings	-	184,388
2.02.01.02	Debentures	-	184,388
2.02.02	Other liabilities	9,028	13,320
2.02.02.02	Others	9,028	13,320
2.02.02.02.10	Other liabilities	9,028	13,320
2.02.04	Provisons	309	600
2.02.04.01	Tax, social security, labor and civil provisions	309	600
2.02.04.01.02	Social security and labor provisions	-	57
2.02.04.01.04	Civil provisions	309	543
2.03	Equity	10,373,057	8,961,528
2.03.01	Issued capital	5,741,284	5,741,284
2.03.02	Capital reserves	468,018	468,014
2.03.04	Earnings reserves	2,090,136	2,916,736
2.03.04.01	Legal reserve	798,090	798,090
2.03.04.02	Statutory reserve	1,292,046	2,118,646
2.03.05	Retained earnings	2,216,629	-
2.03.08	Other comprehensive income	(143,010)	(164,506)

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

Individual Financial Statements

Statement of income

(In thousands of Brazilian reais - R$)

Code	Description	Current Year - Third Quarter	YTD Current Year	Previous Year - Third Quarter	YTD Previous Year
		07/01/2018 to 09/30/2018	01/01/2018 to 09/30/2018	07/01/2017 to 09/30/2017	01/01/2017 to 09/30/2017
3.01	Net operating revenue	1	1	1	1
3.03	Gross profit	1	1	1	1
3.04	Operating income (expenses)	546,540	1,441,917	345,775	753,744
3.04.02	General and administrative expenses	(8,226)	(25,877)	(7,672)	(31,743)
3.04.06	Share of profit (loss) of investees	554,766	1,467,794	353,447	785,487
3.05	Profit before finance income (costs) and taxes	546,541	1,441,918	345,776	753,745
3.06	Finance income (costs)	8,402	10,450	(15,656)	(48,825)
3.06.01	Finance income	8,501	15,946	6,995	15,979
3.06.02	Finance costs	(99)	(5,496)	(22,651)	(64,804)
3.07	Profit (loss) before taxes on income	554,943	1,452,368	330,120	704,920
3.08	Income tax and social contribution	(1,215)	857	1,693	16,253
3.08.01	Current	-	(5)	-	-
3.08.02	Deferred	(1,215)	862	1,693	16,253
3.09	Profit (loss) from continuing operations	553,728	1,453,225	331,813	721,173
3.11	Profit (loss) for the period	553,728	1,453,225	331,813	721,173

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

Individual Financial Statements

Statement of Comprehensive Income

(In thousands of Brazilian reais – R$)

Code	Description	Current Year - Third Quarter	YTD Current Year	Previous Year - Third Quarter	YTD Previous Year
		07/01/2018 to 09/30/2018	01/01/2018 to 09/30/2018	07/01/2017 to 09/30/2017	01/01/2017 to 09/30/2017
4.01	Profit for the period	553,728	1,453,225	331,813	721,173
4.02	Other comprehensive income	23,570	6,761	-	-
4.02.01	Comprehensive income for the period of subsidiaries	23,570	6,761	-	-
4.03	Total comprehensive income for the period	577,298	1,459,986	331,813	721,173

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

Individual Financial Statements

Statement of Cash Flows – Indirect Method

(In thousands of Brazilian reais – R$)

Code	Description	Current year 01/01/2018 to 09/30/2018	Previous Year 01/01/2017 to 09/30/2017
6.01	Net cash from operating activities	406,802	741,801
6.01.01	Cash generated from operations	(12,454)	(21,149)
6.01.01.01	Profit before taxes	1,452,367	704,919
6.01.01.02	Depreciation and amortization	147	163
6.01.01.03	Provision for tax, civil and labor risks	(140)	(41)
6.01.01.05	Interest on debts, inflation adjustment and exchange rate changes	2,966	59,297
6.01.01.07	Share of profit (loss) of investees	(1,467,794)	(785,487)
6.01.02	Changes in assets and liabilities	423,675	833,804
6.01.02.02	Dividend and interest on capital received	428,935	847,766
6.01.02.03	Taxes recoverable	(1,991)	(5,220)
6.01.02.05	Escrow deposits	(100)	80
6.01.02.10	Other operating assets	638	18,633
6.01.02.11	Trade payables	(1,398)	(3,116)
6.01.02.12	Other taxes and social contributions	(331)	(95)
6.01.02.16	Tax, civil and labor risks paid	(165)	(408)
6.01.02.19	Other operating liabilities	(1,913)	(23,836)
6.01.03	Others	(4,419)	(70,854)
6.01.03.01	Interest paid on debts and debentures	(4,235)	(70,850)
6.01.03.02	Income tax and social contribution paid	(184)	(4)
6.02	Net cash from investing activities	64,429	(23,215)
6.02.01	Purchases of property, plant and equipment	(423)	(141)
6.02.02	Securities, pledges and restricted deposits	(250)	-
6.02.04	Purchases of intangible assets	(42)	(10)
6.02.06	Advance for future capital increases	(62,395)	(51,045)
6.02.07	Intragroup loans	127,539	27,981
6.03	Net cash from financing activities	(465,101)	(654,945)
6.03.05	Repayment of principal of borrowings and debentures	(186,000)	(434,000)
6.03.08	Dividend and interest on capital paid	(279,101)	(220,945)
6.05	Increase (decrease) in cash and cash equivalents	6,130	63,641
6.05.01	Cash and cash equivalents at the beginning of the period	6,581	64,974
6.05.02	Cash and cash equivalents at the end of the period	12,711	128,615

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2018 to September 30, 2018

(In thousands of Brazilian reais – R$)

Code	Description	Issued capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity
5.01	Opening balances	5,741,284	468,014	2,916,736	-	(164,506)	8,961,528
5.03	Adjusted opening balances	5,741,284	468,014	2,916,736	-	(164,506)	8,961,528
5.05	Total comprehensive income	-	-	-	1,370,618	40,907	1,411,525
5.05.01	Profit for the period	-	-	-	1,453,225	-	1,453,225
5.05.02	Other comprehensive income	-	-	-	(82,607)	40,907	(41,700)
5.05.02.03	Equity on comprehensive income of subsidiaries	-	-	-	(82,607)	40,907	(41,700)
5.06	Internal changes in equity	-	4	(826,600)	846,011	(19,411)	4
5.06.06	Equity on comprehensive income of subsidiaries	-	-	-	19,411	(19,411)	-
5.06.07	Changes in statutory reserve in the period	-	-	(826,600)	826,600	-	-
5.06.08	Other changes	-	4	-	-	-	4
5.07	Closing balances	5,741,284	468,018	2,090,136	2,216,629	(143,010)	10,373,057

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2017 to September 30, 2017

(In thousands of Brazilian reais – R$)

Código da Conta	Descrição da Conta	Issued capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity
5.01	Opening balances	5,741,284	468,014	1,995,355	-	(234,632)	7,970,021
5.03	Adjusted opening balances	5,741,284	468,014	1,995,355	-	(234,632)	7,970,021
5.04	Capital transactions with owners	-	-	(7,820)	2,160	-	(5,660)
5.04.06	Dividends	-	-	(7,820)	-	-	(7,820)
5.04.12	Prescribed dividend	-	-	-	2,160	-	2,160
5.05	Total comprehensive income	-	-	-	721,173	-	721,173
5.05.01	Profit for the period	-	-	-	721,173	-	721,173
5.06	Internal changes in equity	-	-	58,049	(38,755)	(19,294)	-
5.06.05	Equity on comprehensive income of subsidiaries	-	-	-	19,294	(19,294)	-
5.06.06	Changes in statutory reserve in the period	-	-	58,049	(58,049)	-	-
5.07	Closing balances	5,741,284	468,014	2,045,584	684,578	(253,926)	8,685,534

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

Individual Financial Statements

Statement of Value Added

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2018 to 09/30/2018	Previous Year 01/01/2017 to 09/30/2017
7.01	Revenues	466	152
7.01.01	Sales of goods and services	1	1
7.01.02	Other revenues	-	151
7.01.03	Revenues related to construction of own assets	465	-
7.02	Inputs purchased from third parties	(7,921)	(7,315)
7.02.02	Materials, energy, third-party services and others	(7,921)	(5,827)
7.02.04	Others	-	(1,488)
7.03	Gross value added	(7,455)	(7,163)
7.04	Retentions	(147)	(163)
7.04.01	Depreciation and amortization	(147)	(163)
7.05	Wealth created by the company	(7,602)	(7,326)
7.06	Wealth received in transfer	1,484,519	803,932
7.06.01	Interest in subsidiaries, associates and joint ventures	1,467,793	785,487
7.06.02	Others	16,726	18,445
7.07	Total wealth for disbribution	1,476,917	796,606
7.08	Wealth distributed	1,476,917	796,606
7.08.01	Personnel and charges	15,491	20,442
7.08.01.01	Salaries and wages	7,920	13,329
7.08.01.02	Benefits	6,527	5,975
7.08.01.03	FGTS (Severance Pay Fund)	1,044	1,138
7.08.02	Taxes, fees and contributions	2,705	(9,895)
7.08.02.01	Federal	2,672	(9,918)
7.08.02.02	State	33	23
7.08.03	Lenders and lessors	5,496	64,886
7.08.03.01	Interest	5,492	64,662
7.08.03.02	Rentals	4	224
7.08.04	Shareholders	1,453,225	721,173
7.08.04.03	Retained earnings / Loss for the period	1,453,225	721,173

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Financial Position – Assets

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 09/30/2018	Previous Year 12/31/2017
1	Total assets	44,711,274	41,282,912
1.01	Current assets	12,191,717	9,581,211
1.01.01	Cash and cash equivalents	3,578,838	3,249,642
1.01.03	Trade receivables	5,186,078	4,301,284
1.01.03.01	Consumers	5,186,078	4,301,284
1.01.06	Taxes recoverable	480,448	395,046
1.01.06.01	Current taxes recoverable	480,448	395,046
1.01.06.01.01	Income tax and social contribution to be offset	187,878	88,802
1.01.06.01.02	Other taxes recoverable	292,570	306,244
1.01.07	Prepaid expenses	278,849	343,134
1.01.08	Other current assets	2,667,504	1,292,105
1.01.08.03	Others	2,667,504	1,292,105
1.01.08.03.01	Dividends and interest on capital	100,157	56,145
1.01.08.03.02	Derivatives	446,815	444,029
1.01.08.03.03	Concession financial asset	23,056	23,736
1.01.08.03.04	Sector financial asset	1,515,712	210,834
1.01.08.03.05	Other receivables	581,764	557,361
1.02	Noncurrent assets	32,519,557	31,701,701
1.02.01	Long-term assets	11,514,543	10,323,201
1.02.01.04	Trade receivables	227,387	236,539
1.02.01.04.01	Consumers	227,387	236,539
1.02.01.07	Deferred taxes	767,696	943,199
1.02.01.07.01	Deferred income tax and social contribution	767,696	943,199
1.02.01.08	Prepaid expenses	20,483	20,042
1.02.01.10	Other noncurrent assets	10,498,977	9,123,421
1.02.01.10.03	Escrow deposits	863,438	839,990
1.02.01.10.05	Derivatives	484,402	203,901
1.02.01.10.06	Concession financial asset	7,339,936	6,545,668
1.02.01.10.08	Sector financial asset	764,847	355,003
1.02.01.10.09	Income tax and social contribution to be offset	67,206	61,464
1.02.01.10.10	Other taxes recoverable	173,224	171,980
1.02.01.10.11	Investments at cost	116,654	116,654
1.02.01.10.12	Other receivables	689,270	828,761
1.02.02	Investments	959,216	1,001,550
1.02.02.01	Equity interests	959,216	1,001,550
1.02.02.01.04	Equity interests in joint ventures	959,216	1,001,550
1.02.03	Property, plant and equipment	9,536,347	9,787,125
1.02.03.01	Property, plant and equipment - in servce	9,120,710	9,535,933
1.02.03.03	Property, plant and equipment - in progress	415,637	251,192
1.02.04	Intangible assets	10,509,451	10,589,825
1.02.04.01	Intangible assets	10,509,451	10,589,825
1.02.04.01.01	Rights of concession	10,431,418	10,522,933
1.02.04.01.02	Goodwill	6,115	6,115
1.02.04.01.03	Other intangible assets	71,918	60,777

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Financial Position – Liabilities and Equity

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 09/30/2018	Previous Year 12/31/2017
2	Total liabilities	44,711,274	41,282,912
2.01	Current liabilities	11,047,179	11,378,687
2.01.01	Payroll and related taxes	167,982	116,080
2.01.01.01	Social taxes	38,952	37,741
2.01.01.02	Payroll taxes	129,030	78,339
2.01.02	Trade payables	3,841,430	3,296,870
2.01.02.01	Domestic suppliers	3,841,430	3,296,870
2.01.03	Taxes payable	829,795	710,303
2.01.03.01	Federal taxes	381,476	300,768
2.01.03.01.01	Income tax and social contribution	142,468	81,457
2.01.03.01.02	Other Taxes	239,008	219,311
2.01.03.02	State taxes	442,502	403,492
2.01.03.03	Municipal taxes	5,817	6,043
2.01.04	Borrowings	4,398,305	5,292,680
2.01.04.01	Borrowings	2,751,778	3,589,607
2.01.04.01.01	In local currency	992,841	1,258,330
2.01.04.01.02	In foreign currency	1,758,937	2,331,277
2.01.04.02	Debentures	1,646,527	1,703,073
2.01.05	Other liabilities	1,809,667	1,962,754
2.01.05.02	Others	1,809,667	1,962,754
2.01.05.02.01	Dividends and interest on capital payable	38,440	297,744
2.01.05.02.04	Regulatory charges	514,915	581,600
2.01.05.02.05	Derivatives	32,648	10,230
2.01.05.02.06	Use of public asset	11,431	10,965
2.01.05.02.07	Sector financial liability	-	40,111
2.01.05.02.08	Post-employment benefit obligation	76,619	60,801
2.01.05.02.09	Other payables	1,135,614	961,303
2.02	Noncurrent liabilities	21,078,038	18,717,881
2.02.01	Borrowings	17,142,875	14,875,904
2.02.01.01	Borrowings	8,556,530	7,402,450
2.02.01.01.01	In local currency	3,986,670	4,884,253
2.02.01.01.02	In foreign currency	4,569,860	2,518,197
2.02.01.02	Debentures	8,586,345	7,473,454
2.02.02	Other liabilities	1,648,816	1,631,253
2.02.02.02	Others	1,648,816	1,631,253
2.02.02.02.03	Trade payables	139,096	128,438
2.02.02.02.04	Others tax and social contribution	12,268	18,839
2.02.02.02.06	Derivatives	7,350	84,576
2.02.02.02.07	Use of public asset	88,771	83,766
2.02.02.02.08	Sector financial liability	73,434	8,385
2.02.02.02.09	Post-employment benefit obligation	862,772	880,360
2.02.02.02.10	Other payables	465,125	426,889
2.02.03	Deferred taxes	1,288,800	1,249,591
2.02.03.01	Deferred income tax and social contribution	1,288,800	1,249,591
2.02.03.01.01	Deferred income tax and social contribution	1,278,343	1,239,048
2.02.03.01.02	Others deferred taxes	10,457	10,543
2.02.04	Provisions	997,547	961,133
2.02.04.01	Tax, social security, labor and civil provisions	997,547	961,133
2.02.04.01.01	Tax provisions	401,296	347,291
2.02.04.01.02	Social security and labor provisions	204,557	224,258
2.02.04.01.04	Civil provisions	283,340	291,388
2.02.04.01.05	Others provisions	108,354	98,196
2.03	Consolidated equity	12,586,057	11,186,344
2.03.01	Issued capital	5,741,284	5,741,284
2.03.02	Capital reserves	468,018	468,014
2.03.04	Earnings reserves	2,090,136	2,916,736
2.03.04.01	Legal reserve	798,090	798,090
2.03.04.02	Statutory reserve	1,292,046	2,118,646
2.03.05	Retained earnings	2,216,629	-
2.03.08	Other comprehensive income	(143,010)	(164,506)
2.03.09	Noncontrolling interests	2,213,000	2,224,816

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of income

(In thousands of Brazilian reais – R$)

Code	Description	Current Year - Third Quarter	YTD Current Year	Previous Year - Third Quarter	YTD Previous Year
		07/01/2018 to 09/30/2018	01/01/2018 to 09/30/2018	07/01/2017 to 09/30/2017	01/01/2017 to 09/30/2017
3.01	Net operating revenue	8,130,285	21,450,306	7,783,946	19,285,274
3.02	Cost of electric energy services	(6,526,892)	(17,162,938)	(6,544,266)	(15,741,409)
3.02.01	Cost of electric energy	(5,401,462)	(13,953,221)	(5,246,084)	(12,205,255)
3.02.02	Cost of operation	(661,775)	(2,004,059)	(698,427)	(2,055,025)
3.02.03	Cost of services rendered to third parties	(463,655)	(1,205,658)	(599,755)	(1,481,129)
3.03	Gross profit	1,603,393	4,287,368	1,239,680	3,543,865
3.04	Operating expenses/income	(443,455)	(1,195,896)	(349,875)	(1,188,988)
3.04.01	Selling expenses	(156,935)	(433,986)	(134,823)	(426,479)
3.04.02	General and administrative expenses	(266,771)	(706,936)	(199,380)	(716,170)
3.04.05	Other operating expenses	(106,629)	(295,956)	(105,703)	(299,048)
3.04.06	Share of profit (loss) of investees	86,880	240,982	90,031	252,709
3.05	Profit before finance income (costs) and taxes	1,159,938	3,091,472	889,805	2,354,877
3.06	Finance income (costs)	(278,972)	(832,165)	(343,400)	(1,197,706)
3.06.01	Finance income	212,587	578,817	205,553	708,896
3.06.02	Finance costs	(491,559)	(1,410,982)	(548,953)	(1,906,602)
3.07	Profit before taxes	880,966	2,259,307	546,405	1,157,171
3.08	Income tax and social contribution	(254,743)	(763,503)	(156,208)	(411,681)
3.08.01	Current	(197,798)	(532,630)	(184,262)	(419,848)
3.08.02	Deferred	(56,945)	(230,873)	28,054	8,167
3.09	Profit from continuing operations	626,223	1,495,804	390,197	745,490
3.11	Consolidated profit for the period	626,223	1,495,804	390,197	745,490
3.11.01	Attributable to owners of the Company	553,728	1,453,225	331,813	721,173
3.11.02	Attributable to noncontrolling interests	72,495	42,579	58,384	24,317
3.99.01.01	ON	0.54	1.43	0.33	0.71
3.99.02	Diluted earnings per share - R$
3.99.02.01	ON	0.54	1.43	0.32	0.71

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Comprehensive Income

(In thousands of Brazilian reais – R$)

Code	Description	Current Year - Third Quarter	YTD Current Year	Previous Year - Third Quarter	YTD Previous Year
		07/01/2018 to 09/30/2018	01/01/2018 to 09/30/2018	07/01/2017 to 09/30/2017	01/01/2017 to 09/30/2017
4.01	Consolidated profit for the period	626,223	1,495,804	390,197	745,490
4.02	Other comprehensive income	23,570	6,761	-	-
4.02.01	Actuarial gains (losses), net of tax effects	(1,847)	(5,516)	-	-
4.02.02	Credit risk in mark to market of financial liabilities	25,417	12,277	-	-
4.03	Consolidated comprehensive income for the period	649,793	1,502,565	390,197	745,490
4.03.01	Attributable to owners of the Company	577,298	1,459,986	331,813	721,173
4.03.02	Attributable to noncontrolling interests	72,495	42,579	58,384	24,317

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Cash Flows – Indirect Method

(In thousands of Brazilian reais – R$)

Code	Description	YTD Current Year 01/01/2018 to 09/30/2018	YTD previous year 01/01/2017 to 09/30/2017
6.01	Net cash from operating activities	986,829	2,100,706
6.01.01	Cash generated from operations	4,425,826	4,039,604
6.01.01.01	Profit before taxes	2,259,307	1,157,171
6.01.01.02	Depreciation and amortization	1,191,653	1,142,302
6.01.01.03	Provision for tax, civil and labor risks	122,158	115,102
6.01.01.04	Allowance for doubtful debts	113,737	118,885
6.01.01.05	Interest on debts, inflation adjustment and exchange rate changes	840,736	1,570,060
6.01.01.06	Pension plan expense (income)	67,432	85,426
6.01.01.07	Share of profit (loss) of investees	(240,982)	(252,709)
6.01.01.08	Loss (gain) on disposal of noncurrent assets	81,882	99,689
6.01.01.09	Deferred taxes (PIS and COFINS)	(86)	1,075
6.01.01.10	Others	(10,011)	2,603
6.01.02	Changes in assets and liabilities	(1,871,384)	(210,432)
6.01.02.01	Consumers, concessionaries and licensees	(1,063,357)	(1,036,050)
6.01.02.02	Dividend and interest on capital received	239,302	579,508
6.01.02.03	Taxes recoverable	(36,219)	16,698
6.01.02.05	Escrow deposits	4,646	(247,544)
6.01.02.06	Sectorial financial asset	(1,636,500)	(260,784)
6.01.02.07	Receivables - CDE	49,976	(17,069)
6.01.02.08	Concession financial assets (transmission companies)	(8,412)	(54,625)
6.01.02.10	Other operating assets	(16,312)	(14,356)
6.01.02.11	Trade payables	555,218	1,420,137
6.01.02.12	Other taxes and social contributions	37,118	(50,764)
6.01.02.13	Other liabilities with private pension plan	(74,717)	(43,039)
6.01.02.14	Regulatory charges	(66,685)	86,204
6.01.02.16	Tax, civil and labor risks paid	(144,029)	(160,845)
6.01.02.17	Sector financial liability	(8,572)	(627,509)
6.01.02.18	Payables - amounts provided by the CDE	36,539	5,847
6.01.02.19	Other operating liabilities	260,620	193,759
6.01.03	Others	(1,567,613)	(1,728,466)
6.01.03.01	Interest paid on debts and debentures	(1,065,046)	(1,361,477)
6.01.03.02	Income tax and social contribution paid	(502,567)	(366,989)
6.02	Net cash from investing activities	(1,259,842)	(1,817,553)
6.02.01	Purchases of property, plant and equipment	(204,502)	(610,054)
6.02.02	Securities, pledges and restricted deposits	110,001	(71,162)
6.02.04	Purchases of intangible assets	(1,165,341)	(1,266,817)
6.02.05	Sale of noncurrent assets	-	94
6.02.07	Intragroup loans	-	38,787
6.02.09	Capital reduction on subsidiaries	-	91,599
6.03	Net cash from financing activities	602,209	(2,615,995)
6.03.01	Capital increase of noncontrolling shareholder	30	13
6.03.04	Borrowings and debentures raised	8,282,558	1,545,717
6.03.05	Repayment of principal of borrowings and debentures	(7,896,168)	(3,766,482)
6.03.06	Settlement of derivatives	529,121	(143,033)
6.03.08	Dividend and interest on capital paid	(313,332)	(249,703)
6.03.10	Payment of business combination	-	(2,507)
6.05	Increase (decrease) in cash and cash equivalents	329,196	(2,332,842)
6.05.01	Cash and cash equivalents at the beginning of the period	3,249,642	6,164,997
6.05.02	Cash and cash equivalents at the end of the period	3,578,838	3,832,155

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2018 to September 30, 2018

(In thousands of Brazilian reais – R$)

Code	Description	Issued capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity	Noncontrolling interests	Consolidated equity
5.01	Opening balances	5,741,284	468,014	2,916,736	-	(164,506)	8,961,528	2,224,816	11,186,344
5.03	Adjusted opening balances	5,741,284	468,014	2,916,736	-	(164,506)	8,961,528	2,224,816	11,186,344
5.04	Capital transactions with owners	-	-	-	-	-	-	(54,304)	(54,304)
5.04.01	Capital increase	-	-	-	-	-	-	30	30
5.04.06	Dividend	-	-	-	-	-	-	(54,334)	(54,334)
5.05	Total comprehensive income	-	-	-	1,370,618	40,907	1,411,525	42,578	1,454,103
5.05.01	Profit for the period	-	-	-	1,453,225	-	1,453,225	42,578	1,495,803
5.05.02	Other comprehensive income	-	-	-	(82,607)	40,907	(41,700)	-	(41,700)
5.05.02.01	Financial instruments adjustment	-	-	-	(82,607)	46,423	(36,184)	-	(36,184)
5.05.02.06	Other comprehensive income - actuarial gains (losses)	-	-	-	-	(5,516)	(5,516)	-	(5,516)
5.06	Internal changes in equity	-	4	(826,600)	846,011	(19,411)	4	(90)	(86)
5.06.04	Realization of deemed cost of property, plant and equipment	-	-	-	29,410	(29,410)	-	-	-
5.06.05	Tax effect on realization of deemed cost	-	-	-	(9,999)	9,999	-	-	-
5.06.07	Changes in statutory reserve in the period	-	-	(826,600)	826,600	-	-	-	-
5.06.08	Other changes	-	4	-	-	-	4	(90)	(86)
5.07	Closing balances	5,741,284	468,018	2,090,136	2,216,629	(143,010)	10,373,057	2,213,000	12,586,057

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2017 to September 30, 2017

(In thousands of Brazilian reais – R$)

Code	Description	Issued capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity	Noncontrolling interests	Consolidated equity
5.01	Opening balances	5,741,284	468,014	1,995,355	-	(234,632)	7,970,021	2,402,648	10,372,669
5.03	Adjusted opening balances	5,741,284	468,014	1,995,355	-	(234,632)	7,970,021	2,402,648	10,372,669
5.04	Capital transactions with owners	-	-	(7,820)	2,160	-	(5,660)	(17,475)	(23,135)
5.04.01	Capital increase	-	-	-	-	-	-	13	13
5.04.06	Dividend	-	-	(7,820)	-	-	(7,820)	(10,262)	(18,082)
5.04.12	Interim dividend	-	-	-	-	-	-	(7,226)	(7,226)
5.04.13	Prescribed dividends	-	-	-	2,160	-	2,160	-	2,160
5.05	Total comprehensive income	-	-	-	721,173	-	721,173	24,317	745,490
5.05.01	Profit for the period	-	-	-	721,173	-	721,173	24,317	745,490
5.06	Internal changes in equity	-	-	58,049	(38,755)	(19,294)	-	(64)	(64)
5.06.04	Realization of deemed cost of property, plant and equipment	-	-	-	29,234	(29,234)	-	-	-
5.06.05	Tax effect on realization of deemed cost	-	-	-	(9,940)	9,940	-	-	-
5.06.07	Changes in statutory reserve in the period	-	-	58,049	(58,049)	-	-	-	-
5.06.09	Other changes in noncontrolling interests	-	-	-	-	-	-	(64)	(64)
5.07	Closing balances	5,741,284	468,014	2,045,584	684,578	(253,926)	8,685,534	2,409,426	11,094,960

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

Consolidated Interim Financial Statements

Statement of Value Added

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2018 to 09/30/2018	Previous Year 01/01/2017 to 09/30/2017
7.01	Revenues	32,434,235	29,513,197
7.01.01	Sales of goods and services	31,109,264	27,479,387
7.01.02	Other revenues	1,203,453	1,480,698
7.01.02.01	Revenue from construction of concession infrastructure	1,203,453	1,480,698
7.01.03	Revenues related to construction of own assets	235,255	671,997
7.01.04	Allowance for doubtful debts	(113,737)	(118,885)
7.02	Inputs purchased from third parties	(17,937,355)	(16,793,150)
7.02.01	Cost of sales and services	(15,451,525)	(13,566,945)
7.02.02	Materials, energy, third-party services and others	(2,017,022)	(2,700,772)
7.02.03	Impairment reversal	(5,837)	-
7.02.04	Others	(462,971)	(525,433)
7.03	Gross value added	14,496,880	12,720,047
7.04	Retentions	(1,198,174)	(1,145,999)
7.04.01	Depreciation and amortization	(984,051)	(930,473)
7.04.02	Others	(214,123)	(215,526)
7.04.02.01	Amortization of concession intangible asset	(214,123)	(215,526)
7.05	Wealth created by the company	13,298,706	11,574,048
7.06	Wealth received in transfer	855,069	1,010,563
7.06.01	Interest in subsidiaries, associates and joint ventures	240,982	252,709
7.06.02	Others	614,087	757,854
7.07	Total wealth for disbribution	14,153,775	12,584,611
7.08	Wealth distributed	14,153,775	12,584,611
7.08.01	Personnel and charges	1,016,385	1,016,534
7.08.01.01	Salaries and wages	589,012	603,673
7.08.01.02	Benefits	377,913	361,428
7.08.01.03	FGTS (Severance Pay Fund)	49,460	51,433
7.08.02	Taxes, fees and contributions	10,168,751	8,817,547
7.08.02.01	Federal	5,629,815	4,770,588
7.08.02.02	State	4,519,800	4,030,145
7.08.02.03	Municipal	19,136	16,814
7.08.03	Lenders and lessors	1,472,835	2,005,040
7.08.03.01	Interest	1,418,585	1,951,630
7.08.03.02	Rentals	54,250	53,410
7.08.04	Shareholders	1,495,804	745,490
7.08.04.03	Retained earnings / Loss for the period	1,495,804	745,490

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

COMMENTS ON PERFORMANCE

COMMENTS ON THE INDIVIDUAL PERFORMANCE

The comments on performance are expressed in thousands of Reais - R$, unless otherwise stated.

Profit or loss analysis

CPFL Energia (Parent)

This quarter, the increase in profit was R$ 221,915  when compared with the same period of the prior year (R$ 553,728 in 2018 and R$ 331,813 in 2017) mainly due to the increase in profit of investees.

	Consolidated
	3rd quarter			Nine months
	2018	2017	%	2018	2017	%
OPERATING REVENUES	12,174,303	11,073,189	9.9%	32,312,716	28,960,086	11.6%
Electricity sales to final consumers (*)	7,471,689	6,110,261	22.3%	21,128,905	18,807,612	12.3%
Electricity sales to wholesaler´s (*)	1,827,963	2,117,043	-13.7%	4,143,917	4,521,967	-8.4%
Revenue from construction of concession infrastructure	462,838	602,337	-23.2%	1,203,453	1,480,699	-18.7%
Other operating revenues (*)	1,323,306	998,578	32.5%	3,893,688	3,100,524	25.6%
Sector financial assets and liabilities	1,088,508	1,244,970	-12.6%	1,942,754	1,049,284	85.2%
Deductions from operating revenues	(4,044,018)	(3,289,243)	22.9%	(10,862,411)	(9,674,812)	12.3%
NET OPERATING REVENUE	8,130,285	7,783,946	4.4%	21,450,306	19,285,274	11.2%
COST OF ELECTRIC ENERGY SERVICES	(5,401,462)	(5,246,084)	3.0%	(13,953,219)	(12,205,255)	14.3%
Electricity purchased for resale	(5,002,833)	(4,772,758)	4.8%	(12,166,742)	(11,311,684)	7.6%
Electricity network usage charges	(398,629)	(473,326)	-15.8%	(1,786,478)	(893,571)	99.9%
OPERATING COST/EXPENSE	(1,655,765)	(1,738,089)	-4.7%	(4,646,596)	(4,977,850)	-6.7%
Personnel	(344,089)	(329,180)	4.5%	(1,034,222)	(998,342)	3.6%
Employee pension plans	(22,477)	(28,483)	-21.1%	(67,432)	(85,426)	-21.1%
Materials	(62,057)	(69,452)	-10.6%	(188,036)	(182,008)	3.3%
Third-party services	(161,910)	(173,821)	-6.9%	(498,563)	(548,210)	-9.1%
Depreciation and Amortization	(316,362)	(313,329)	1.0%	(977,531)	(926,776)	5.5%
Merged Goodwill Amortization	(71,327)	(71,294)	0.0%	(214,122)	(215,526)	-0.7%
Costs related to infrastructure construction	(462,799)	(598,698)	-22.7%	(1,203,405)	(1,478,990)	-18.6%
Other	(214,742)	(153,832)	39.6%	(463,285)	(542,572)	-14.6%
INCOME FROM ELECTRIC ENERGY SERVICE	1,073,058	799,773	34.2%	2,850,491	2,102,168	35.6%
FINANCIAL INCOME (EXPENSE)	(278,973)	(343,400)	-18.8%	(832,166)	(1,197,706)	-30.5%
Income	212,587	205,553	3.4%	578,817	708,896	-18.3%
Expense	(491,560)	(548,953)	-10.5%	(1,410,983)	(1,906,602)	-26.0%
Equity in subsidiaries	86,880	90,031	-3.5%	240,982	252,709	-4.6%
INCOME BEFORE TAXES	880,966	546,404	61.2%	2,259,307	1,157,171	95.2%
Social Contribution	(70,757)	(44,521)	58.9%	(207,469)	(113,385)	83.0%
Income Tax	(183,986)	(111,686)	64.7%	(556,033)	(298,296)	86.4%
NET INCOME	626,223	390,197	60.5%	1,495,804	745,490	100.6%

Net income attributable to the shareholders of the company	553,728	331,813	66.9%	1,453,225	721,173	101.5%
Net income attributable to the non controlling interests	72,495	58,385	24.2%	42,579	24,319	75.1%

EBITDA	1,547,772	1,274,571	21.4%	4,283,561	3,497,613	22.5%

Reconciliation of Profit for the Period and EBITDA
Profit for the Period	626,223	390,197		1,495,804	745,490
Depreciation and Amortization	387,689	384,623		1,191,654	1,142,302
Amortization of fair value adjustment of assets	145	145		435	435
Finance income (costs)	278,973	343,400		832,166	1,197,706
Social Contribution	70,757	44,521		207,469	113,385
Income Tax	183,986	111,686		556,033	298,296
EBITDA	1,547,772	1,274,571		4,283,561	3,497,613

(*) For purposes of presentation of the comments on performance, the reclassification of revenue from network usage charge - TUSD to captive consumer was not made.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

Gross operating revenue

Gross operating revenue for the 3rd quarter of 2018 was R$ 12,174,303, an increase of 9.9% (R$ 1,101,114) compared with the same period of the prior year.

The main factors of this variation were:

•       Increase of 22.3% (R$ 1,361,428) in the electricity sales, justified by the increase in average tariffs of 24.0% (R$ 1,447,927), mainly due to the positive effects of the Annual and Periodics Tariff Adjustments (RTA / RTP);

•       Decrease of 13.7% (R$ 289,081) in the electricity sales to wholsalers, mainly due to:

o   Decrease of 47.2% (R$ 491,460) in sale of spot market energy in CCEE (Electric Energy Trading Chamber), basically due to the decrease in energy sold of 39.6% (R$ 412,898), and reduction in average tariffs of 12.5% (R$ 78,562);

o   Increase of 18.8% (R$ 202,380) in other concessionaires, licensees and authorized, due to the increase of 37.7% in the average price (R$ 349,625) partially offset by the reduction of energy sold of 13.7% (R$ 147,245) .

•       Decrease of 12.6% (R$ 156,462) in sector financial assets income, due to the realization of assets on 3rd quarter of 2018 (R$ 71,321) and realization of liabilities on the 3rd  quarter of 2017 (R$ 339,554) partially offset by a higher realization of assets (R$254,072).

•       Increase of 32.5% (R$ 324,727) in other operating revenues, due to: increase in (i) TUSD free consumers (R$ 162,793) and (ii) adjustment in concession financial asset (R$ 88,690) and (iii) contribution CDE (R$ 73,108).

➢  Volume of energy sold by distributors

In the 3rd quarter of 2018, the amount of energy billed to captive consumers in the period, including other licensees presented an increase of 0.3% when compared with the same quarter of the prior year.

The consumption of the residential class represents 42.8% of the total market supplied by the distributor. With the positive performance of income mass, which, in the accumulated of the year (until July 2018) recorded an increase of 3.2%, consumption recorded an increase of 2.0% in the 3rd quarter of 2018, in relation to the same period of the prior year.

The commercial class, which represents 17.9% of the total market supplied by the distributor, presented a reduction of 2.9% in the 3rd quarter of 2018 in relation to the same period of the prior year. The result reflects the client’s migration to the free market.

The industrial class, which represents 14.4% of the total market supplied by distributors, reported a fall of 4.5% in the 3rd quarter of 2018 in relation to the same period of the prior year. Such performance reflects the client’s migration to the free market.

The other consumption classes (rural, public administration, public utilities and licensees) participate with 24.9% of the total market supplied by distributors. Such classes presented a growth of 3.1% in the 3rd quarter of 2018 in relation to the same period of the prior year. This performance reflects the growth in consumption of rural and public utilities classes.

Regarding the amount of energy sold and transported in the concession area, which impacts both the billed supply (captive market) and the TUSD collection (free market), there was an increase of 2.0% when compared with the same period of the prior year. The variation by class presents an increase of 2.0% in the residential class, an increase of 0.2% in the commercial class and an increase of 2.4% in the industrial class. Regarding other classes, there was a growth of 2.8%.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

➢  Tariffs

In the 3rd quarter of 2018, energy supply tariffs increased on average 24.0%. This occurred mainly due to the effects of the annual tariff adjustments and periodic tariff review, as follows:

		2018		2017
Distributor	Month	RTA	Effect perceived by consumers (a)	RTA / RTP	Effect perceived by consumers (a)
CPFL Paulista	April	12.68%	16.90%	-0.80%	-10.50%
CPFL Piratininga	October (b)	20.01%	19.25%	7.69%	17.28%
RGE	June	21.27%	20.58%	3.57%	5.00%
RGE Sul	April	18.45%	22.47%	-0.20%	-6.43%
CPFL Santa Cruz	March	(c)	(c)	-1.28%	-10.37%
CPFL Leste Paulista	March	(c)	(c)	0.76%	-3.28%
CPFL Jaguari de Energia (CPFL Santa Cruz)	March	5.71%	(c)	2.05%	-8.42%
CPFL Sul Paulista	March	(c)	(c)	1.64%	-4.15%
CPFL Mococa	March	(c)	(c)	1.65%	-2.56%

(a)     Represents the average effect perceived by the consumer, as a result of the elimination from the tariff base of financial components that had been added in the prior tariff adjustment.

(b)     As mentioned in note 34.1, in October 2018 the controlled CPFL Piratininga had an RTA.

(c)     As mentioned in note 12.5.2 to the interim financial information, at December 31, 2017, the EGM approved the grouping of subsidiaries Companhia Luz e Força Santa Cruz, Companhia Leste Paulista de Energia, Companhia Jaguari de Energia, Companhia Sul Paulista de Energia e Companhia Luz and Força de Mococa. In accordance with Normative Resolution number 716, of May 3, 2016, until the first tariff review of the grouped concessionaire, which will take place in March 2021, ANEEL may apply the procedure that divides over time the variation in the tariffs of the former concessions and the unified tariff. The decision regarding the tariff transition occurred in the tariff adjustment of March 2018.

On March 13, 2018, the Brazilian Electricity Regulatory Agency – ANEEL published Resolution No. 2,376, which set the average annual tariff adjustment of Companhia Jaguari de Energia (“CPFL Santa Cruz”), effective as of March 22, 2018, at 5.71%, 4.41% regarding the economic tariff adjustment and 1.30% regarding relevant financial components. The average effect to be perceived by consumers of the original concessions are:

Consumer perception	Jaguari	Mococa	Leste Paulista	Sul Paulista	Santa Cruz
	21.15%	3.40%	7.03%	7.50%	5.32%

Deductions from operating revenue

Deductions from operating revenue in the 3rd quarter of 2018 were R$ 4,044,018, an increase of 22.9% (R$ 754,775) in relation to the same quarter of 2017, which mainly occurred due to:

•       Increase of 25.0% (R$ 318,071) in ICMS, mainly due to the increase in the billed supply;

•       Increase of 25.6% (R$ 225,782) in sector charges, mainly due to an increase in Energy Development Account – CDE (R$ 225,296);

•       Increase of 15.3% (R$ 140,822) in PIS and COFINS, mainly due to the increase in the basis of calculation of these taxes (operating revenue);

•       Increase of 33.8% in tariff flags and others (R$ 68,509).

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

Cost of electric energy

The cost of electric energy this quarter amounted to R$ 5,401,462, an increase of 3.0% (R$ 155,378) in relation to the same period of the prior year, mainly justified by:

•       Increase of 4.8% (R$ 230,075) in electric energy purchased for resale, due to:

o   Increase of 14.2% (R$ 621,525) in average price due to: increase in the PLD and dólar rate (Itaipu);

o   Decrease of 8.2% (R$ 391,449) in the amount of energy purchased.

•       Decrease of 15.8% (R$ 74,698) in the transmission and distribution system usage charges, mainly due to: (i) system service charge – ESS (R$ 102,565) partially compensated by increases in: (ii) connection charges (R$ 14,890) and (iii) distribution system usage charges (R$5,710)

Operating costs and expenses

Disregarding the cost of construction of the concession infrastructure, operating costs and expenses this quarter amounted to R$ 1,192,966, an increase of of 4.7% (R$ 53,574) compared with the same period of the prior year. This variation is mainly due to:

•       Personnel: increase of 4.5% (R$ 14,909), mainly due to the effects of the collective labor agreement;

•       Private pension entity: decrease of 21.1% (R$ 6,005) due to the recognition of the impact of the actuarial report of 2018;

•       Materials: decrease of 10.6% (R$ 7,395), mainly due to maintenance of lines and networks (R$ 9,715);

•       Third-party services: decrease of 6,9% (R$ 11,911) mainly due to insoursing of services (R$ 9,758);

•       Other expenses: increase of 39.6% (R$ 60,910), mainly due to increases in: (i) legal and compensations (R$ 60,490), (ii) allowance for doubtful accounts (R$ 12,678), partially offset by the loss in disposals, retirement and others of non current assets (R$ 15,105).

Finance income (costs)

Net finance result this quarter presented costs of R$ 278,973, compared with R$ 343,400 in the same period of 2017, a decrease of 18.8% (R$ 64,428). Such variation is basically due to:

•       Increase in finance income of 3.4% (R$ 7,034), mainly due to increase in: (i) adjustments of the sector financial asset (R$ 24,001); (ii) accruals and fines (R$ 9,312) and (iii) adjustements for inflation of CCEE settlements (R$ 16,221), partially offset by decrease in: (i) financial investment earnings (R$ 39,385) and (ii) escrow deposits updates (R$ 3,570);

•       Decrease in finance costs of 10.5% (R$ 57,393), mainly due to: (i) the charges on debts, adjustments for inflation and exchange rate changes, net of capitalized interest (R$ 33,753), (ii) adjustments of the sector financial liability (R$ 32,911), partially offset by increase in  adjustements for inflation of the use of public asset (UPA)  (R$ 4,165).

Share of profit (loss) of investees

The variation in share of profit (loss) of investees refers to the effect of the share of profit (loss) of joint ventures, as follows:

	3rd Quarter 2018	3rd Quarter 2017
Epasa	35,668	20,924
Baesa	(6,525)	8,638
Enercan	22,333	26,328
Chapecoense	35,549	34,286
Amortization of fair value adjustment of asset	(145)	(145)
Total	86,880	90,031

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

•       EPASA: Increase of R$14,744 basically due to PIS/COFINS non recurring credits;

•       BAESA: Decrease of R$15,163  mainly due to high volume of energy purchase (R$ 11,952).

Social Contribution and Income Tax

Expenses on taxes on profit in the 3rd quarter of 2018 were R$ 254,743, an increase of 63.1% (R$ 98,536) in relation to the one recorded in the same quarter of 2017, which reflects mainly the effects of variation in Profit Before Taxes.

Profit for the Period and EBITDA

Due to the factors described above, the profit for this quarter was R$ 626,223, 60.5% (R$ 236,026) higher than the one of the same period of 2017.

EBITDA (Earnings before the effects of depreciation, amortization, finance income and costs, and income tax and social contribution) for the 3rd quarter of 2018 was R$ 1,547,772, 21.4% (R$ 273,201) higher than the one determined in the same period of 2017.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

COMMENT ON THE PERFORMANCE OF SUBSIDIARIES/ASSOCIATES

Subsidiary/Associate: Companhia Paulista de Força e Luz - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a publicly-held corporation, and the comment on its performance is included in its Quarterly Information - ITR as of September 30, 2018 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: CPFL Geração de Energia S.A.

The subsidiary CPFL Geração de Energia S/A is a publicly-held corporation, and the comments on its individual and consolidated performance is included in its Quarterly Information – ITR as of September 30, 2018 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: Companhia Piratininga de Força e Luz

The subsidiary Companhia Piratininga de Força e Luz is a publicly-held corporation, and the comments on its performance is included in its Quarterly Information – ITR as of September 30, 2018 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: Rio Grande Energia S.A.

The subsidiary Rio Grande Energia S.A. is a publicly-held corporation, and the comment on its performance is included in its Quarterly Information – ITR as of September 30, 2018 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: RGE Sul Distribuidora de Energia S.A.

The subsidiary RGE Sul Distribuidora de Energia S.A is a publicly-held corporation, and the comment on its performance is included in its Quarterly Information – ITR as of September, 30, 2018 filed with the Brazilian Securities and Exchange Commission (CVM).

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

Subsidiary: CPFL Comercialização Brasil S.A.

	Consolidated
	3rd quarter			Nine months
	2018	2017	%	2018	2017	%
OPERATING REVENUES	1,100,980	1,109,355	-0.8%	2,855,320	2,676,102	6.7%
Electricity sales to final consumers	476,880	497,008	-4.0%	1,411,625	1,397,568	1.0%
Electricity sales to wholesaler´s	624,098	612,346	1.9%	1,443,688	1,278,528	12.9%
Other operating revenues	2	2	0.0%	7	7	0.0%
Deductions from operating revenues	(121,281)	(124,505)	-2.6%	(324,842)	(309,401)	5.0%
NET OPERATING REVENUE	979,700	984,851	-0.5%	2,530,478	2,366,701	6.9%
COST OF ELECTRIC ENERGY SERVICES	(928,878)	(932,845)	-0.4%	(2,420,352)	(2,219,912)	9.0%
Electricity purchased for resale	(929,079)	(932,833)	-0.4%	(2,420,387)	(2,219,862)	9.0%
Electricity network usage charges	201	(12)	-1774.2%	34	(50)	-167.7%
OPERATING COST/EXPENSE	(9,058)	(11,687)	-22.5%	(32,809)	(34,729)	-5.5%
Personnel	(7,496)	(7,615)	-1.6%	(24,343)	(22,902)	6.3%
Materials	(27)	(41)	-34.2%	(97)	(128)	-24.6%
Outside Services	(2,204)	(2,074)	6.3%	(6,518)	(5,628)	15.8%
Depreciation and Amortization	(572)	(712)	-19.6%	(1,793)	(2,408)	-25.5%
Other	1,242	(1,245)	-199.7%	(59)	(3,662)	-98.4%
INCOME FROM ELECTRIC ENERGY SERVICE	41,764	40,318	3.6%	77,316	112,061	-31.0%
FINANCIAL INCOME (EXPENSE)	(1,191)	(4,179)	-71.5%	(13,391)	(24,908)	-46.2%
Income	14,056	5,495	155.8%	31,980	17,865	79.0%
Expense	(15,247)	(9,674)	57.6%	(45,371)	(42,773)	6.1%
Equity in subsidiaries	949	(2,466)	-138.5%	18,806	(9,249)	-303.3%
INCOME BEFORE TAXES	41,522	33,673	23.3%	82,732	77,904	6.2%
Social Contribution	(3,775)	(3,034)	24.4%	(6,159)	(7,691)	-19.9%
Income Tax	(10,560)	(8,429)	25.3%	(17,476)	(21,360)	-18.2%
NET INCOME	27,187	22,209	22.4%	59,096	48,853	21.0%

EBITDA	43,789	38,563	13.6%	98,941	105,219	-6.0%

Reconciliation of Profit for the Period and EBITDA (*)
Profit for the Period	27,187	22,209	59,096	48,853
Depreciation and Amortization	572	712	1,793	2,408
Amortization of fair value adjustment of assets	505	-	1,026	-
Financial Income (Expense)	1,191	4,179	13,391	24,908
Social Contribution	3,775	3,034	6,159	7,691
Income Tax	10,560	8,429	17,476	21,360
EBITDA	43,789	38,563	98,941	105,219

Gross Operating Revenue

The gross operating revenue for the 3rd quarter of 2018 was R$ 1,100,980, a decrease of R$ 8,375 (0.8%) in relation to the same quarter of 2017, mainly due to:

•          Decrease on supply of electric energy, basically in the amount sold to industrial and commercial clients and public services in 4.7% (116.1 GWh - R$ 23,109);

•         Increase on average price of supply of energy in 5.2% (R$ 31,563), partially compensated by the reduction in the amount of energy sold in 2.4% (73.1 GWh - R$ 15,361).

Cost of Electric Energy

Cost of electric energy in the 3rd quarter of 2018 was R$ 928,878, a decrease of R$ 3,967 (0.4%) in relation to the same quarter of 2017, basically explained by reduction in energy purchased volume of 3.0% R$ 28,459 (164.6 GWh), partially compensated by an increase in the average price of 2,8% (R$26,158).

Operating Expenses

The operating expenses in the 3rd quarter of 2018 was of R$ 9,058, a decrease of R$ 2,630 (22.5%) in relation to the same quarter of 2017, mainly due  to a reversal of allowance for doubtful accounts (R$ 2,900)

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

Finance Income (Expenses)

The finance result in the 3rd quarter of 2018 was a finance expense of R$ 1,191, a decrease of R$ 2,988 in relation to the same quarter of 2017, mainly due  to higher income with CCEE update and settlements (R$ 7,466), partially compensated by the negative effect on mark to market (R$ 3,965)

Profit for the Period and EBITDA

The result determined in the 3rd quarter of 2018 was a profit of R$ 27,187, an increase of R$ 4,977 (22.4%) when compared with the same quarter of 2017.

EBITDA (Earnings before finance result, income tax and social contribution, depreciation and amortization) for the 3rd quarter of 2018 was R$ 43,789, an increase of 13.6% when compared with the same quarter of 2017, which was R$ 38,563.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

NOTES TO FINANCIAL STATEMENTS

SUMMARY

ASSET		2
LIABILITY AND EQUITY		3
STATEMENT OF INCOME		4
STATEMENT OF COMPREHENSIVE INCOME		5
STATEMENT OF CHANGES IN SHAREHOLDER’ EQUITY		6
STATEMENT OF CASH FLOW		7
STATEMENT OF VALUE ADDED		8
(1)	OPERATIONS	9
(2)	PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS	10
(3)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	13
(4)	FAIR VALUE MEASUREMENT	15
(5)	CASH AND CASH EQUIVALENTS	16
(6)	CONSUMERS, CONCESSIONAIRES AND LICENSEES	17
(7)	TAXES RECOVERABLE	18
(8)	SECTOR FINANCIAL ASSET AND LIABILITY	18
(9)	DEFERRED TAX ASSETS AND LIABILITIES	19
(10)	CONCESSION FINANCIAL ASSET	21
(11)	OTHER RECEIVABLES	22
(12)	INVESTMENTS	23
(13)	PROPERTY, PLANT AND EQUIPMENT	28
(14)	INTANGIBLE ASSETS	29
(15)	TRADE PAYABLES	30
(16)	BORROWINGS	30
(17)	DEBENTURES	34
(18)	PRIVATE PENSION PLAN	36
(19)	REGULATORY CHARGES	37
(20)	TAXES, FEES AND CONTRIBUTIONS	38
(21)	PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS	38
(22)	OTHER PAYABLES	40
(23)	EQUITY	40
(24)	EARNINGS PER SHARE	40
(25)	NET OPERATING REVENUE	41
(26)	COST OF ELECTRIC ENERGY	44
(27)	OPERATING COSTS AND EXPENSES	45
(28)	FINANCE INCOME (COSTS)	46
(29)	SEGMENT INFORMATION	46
(30)	RELATED PARTY TRANSACTIONS	47
(31)	RISK MANAGEMENT	48
(32)	FINANCIAL INSTRUMENTS	48
(33)	NON-CASH TRANSACTIONS	54

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

CPFL ENERGIA S.A.
Statements of financial position at September 30, 2018 and December 31, 2017
(in thousands of Brazilian Reais)

		Parent company		Consolidated
ASSETS	Note	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
Current assets
Cash and cash equivalents	5	12,711	6,581	3,578,838	3,249,642
Consumers, concessionaires and licensees	6	-	-	5,186,078	4,301,283
Dividends and interest on capital	12	381,164	204,807	100,157	56,145
Income tax and social contribution to be offset	7	65,356	17,051	187,878	88,802
Other taxes recoverable	7	708	46,699	292,570	306,244
Derivatives	32	-	-	446,815	444,029
Sector financial asset	8	-	-	1,515,712	210,834
Concession financial asset	10	-	-	23,056	23,736
Other receivables	11	700	243	860,614	900,498
Total current assets		460,639	275,383	12,191,717	9,581,211

Noncurrent assets
Consumers, concessionaires and licensees	6	-	-	227,387	236,539
Intragroup loans	30	85	127,147	-	8,612
Escrow Deposits	21	775	665	863,438	839,990
Income tax and social contribution to be offset	7	-	-	67,206	61,464
Other taxes recoverable	7	-	-	173,224	171,980
Sector financial assets	8	-	-	764,847	355,003
Derivatives	32	-	-	484,402	203,901
Deferred tax assets	9	146,642	145,779	767,696	943,199
Advance for future capital increase		-	350,000	-	-
Concession financial asset	10	-	-	7,339,936	6,545,668
Investments at cost		-	-	116,654	116,654
Other receivables	11	5,089	5,761	709,754	840,192
Investments	12	9,790,873	8,557,673	959,216	1,001,550
Property, plant and equipment	13	1,277	1,170	9,536,347	9,787,125
Intangible assets	14	111	71	10,509,451	10,589,824
Total noncurrent assets		9,944,851	9,188,265	32,519,557	31,701,702

Total assets		10,405,491	9,463,648	44,711,274	41,282,912

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

CPFL ENERGIA S.A.
Statements of financial position at September 30, 2018 and December 31, 2017
(in thousands of Brazilian Reais)

		Parent company		Consolidated
LIABILITIES AND EQUITY	Note	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017

Current liabilities
Trade payables	15	246	1,644	3,841,430	3,296,870
Borrowings	16	-	-	2,751,778	3,589,607
Debentures	17	-	1,938	1,646,527	1,703,073
Private pension plan	18	-	-	76,619	60,801
Regulatory charges	19	-	-	514,915	581,600
Income tax and social contribution payable	20	-	-	142,468	81,457
Other taxes, fees and contributions	20	392	717	687,326	628,846
Dividends		2,818	281,919	38,440	297,744
Estimated payroll		-	-	167,982	116,080
Derivatives	32	-	-	32,648	10,230
Sector financial liability	8	-	-	-	40,111
Use of public asset		-	-	11,431	10,965
Other payables	22	19,640	17,594	1,135,614	961,306
Total current liabilities		23,097	303,812	11,047,179	11,378,688

Noncurrent liabilities
Trade payables	15	-	-	139,096	128,438
Borrowings	16	-	-	8,556,530	7,402,450
Debentures	17	-	184,388	8,586,345	7,473,454
Private pension plan	18	-	-	862,772	880,360
Other taxes, fees and contributions	20	-	-	12,268	18,839
Deferred tax liabilities	9	-	-	1,288,800	1,249,591
Provision for tax, civil and labor risks	21	309	600	997,547	961,134
Derivatives	32	-	-	7,350	84,576
Sector financial liability	8	-	-	73,434	8,385
Use of public asset		-	-	88,771	83,766
Other payables	22	9,028	13,320	465,124	426,889
Total noncurrent liabilities		9,337	198,308	21,078,038	18,717,881

Equity	23
Issued capital		5,741,284	5,741,284	5,741,284	5,741,284
Capital reserves		468,018	468,014	468,018	468,014
Legal reserve		798,090	798,090	798,090	798,090
Statutory reserve - concession financial asset		-	826,600	-	826,600
Statutory reserve - working capital improvement		1,292,046	1,292,046	1,292,046	1,292,046
Accumulated comprehensive income		(143,010)	(164,506)	(143,010)	(164,506)
Retained earnings		-	-	-	-
Retained earnings		2,216,629	-	2,216,629	-
		10,373,057	8,961,528	10,373,057	8,961,528
Equity attributable to noncontrolling interests		-	-	2,213,000	2,224,816
Total equity		10,373,057	8,961,528	12,586,057	11,186,344

Total liabilities and equity		10,405,491	9,463,648	44,711,274	41,282,912

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

CPFL ENERGIA S.A.
Statements of income for the periods ended on September 30, 2018 and 2017
(in thousands of Brazilian Reais, except for Earnings per share)

		Parent company				Consolidated
		2018		2017		2018		2017
	Note	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months
Net operating revenue	25	1	1	1	1	8,130,285	21,450,306	7,783,946	19,285,274
Cost of electric energy services
Cost of electric energy	26	-	-	-	-	(5,401,462)	(13,953,219)	(5,246,084)	(12,205,255)
Cost of operation	27	-	-	-	-	(661,775)	(2,004,060)	(698,427)	(2,055,025)
Cost of services rendered to third parties	27	-	-	-	-	(463,655)	(1,205,658)	(599,755)	(1,481,128)

Gross profit		1	1	1	1	1,603,393	4,287,368	1,239,680	3,543,865
Operating expenses	27
Selling expenses		-	-	-	-	(156,935)	(433,986)	(134,824)	(426,479)
General and administrative expenses		(8,226)	(25,877)	(7,672)	(31,743)	(266,771)	(706,936)	(199,380)	(716,170)
Other operating expenses		-	-	-	-	(106,629)	(295,955)	(105,702)	(299,048)
Income from electric energy services		(8,226)	(25,877)	(7,671)	(31,743)	1,073,058	2,850,491	799,773	2,102,168

Equity interests in subsidiaries, associates and joint ventures	12	554,766	1,467,794	353,447	785,487	86,880	240,982	90,031	252,709
Finance income (costs)	28
Finance income		8,501	15,947	6,995	15,979	212,587	578,817	205,553	708,896
Financial expenses		(99)	(5,496)	(22,651)	(64,804)	(491,560)	(1,410,983)	(548,953)	(1,906,602)
		8,402	10,450	(15,656)	(48,825)	(278,973)	(832,166)	(343,400)	(1,197,706)
Profir before taxes		554,942	1,452,368	330,120	704,919	880,966	2,259,307	546,404	1,157,171
Social contribution	9	(10)	1,330	737	5,818	(70,757)	(207,469)	(44,521)	(113,385)
Income tax	9	(1,203)	(472)	956	10,435	(183,986)	(556,033)	(111,686)	(298,296)
		(1,213)	857	1,693	16,253	(254,743)	(763,503)	(156,207)	(411,680)

Profit for the year /Period		553,728	1,453,225	331,813	721,173	626,223	1,495,804	390,197	745,490

Profit (loss) for the period attributable to owners of the Company						553,728	1,453,225	331,813	721,173
Profit (loss) for the period attributable to noncontrolling interests						72,495	42,579	58,385	24,319

Basic earnings per share attributable to owners of the Company (R$):	24					0.54	1.43	0.33	0.71
Diluted earnings per share attributable to owners of the Company (R$):	24					0.54	1.43	0.32	0.71

The accompanying notes are an integral part of these interim financial statements

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of comprehensive income for the periods ended September 30, 2018 and 2017
(In thousands of Brazilian reais - R$)

	Parent company
	2018		2017
	3rd quarter	Nine months	3rd quarter	Nine months
Profit for the period	553,728	1,453,225	331,813	721,173
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Comprehensive income for the period of subsidiaries	(1,847)	(5,516)	-	-

Items that will be reclassified subsequently to profit or loss
Comprehensive income for the period of subsidiaries	25,417	12,277	-	-

Total comprehensive income for the period - individual	577,298	1,459,986	331,813	721,173

	Consolidated
	2018		2017
	3rd quarter	Nine months	3rd quarter	Nine months
Profit for the period	626,223	1,495,804	390,197	745,490

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
- Actuarial gains (losses), net of tax effects	(1,847)	(5,516)	-	-

Items that will be reclassified subsequently to profit or loss
Comprehensive income for the period of subsidiaries	25,417	12,277	-	-

Total comprehensive income for the period	649,792	1,502,565	390,197	745,490
Attributable to owners of the Company	577,298	1,459,986	331,813	721,173
Attributable to noncontrolling interests	72,495	42,579	58,385	24,319

The accompanying notes are an integral part of these interim financial statements

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of changes in shareholders' equity for the periods ended September 30, 2018 and 2017
(In thousands of Brazilian reais - R$)

			Earning reserves			Accumulated comprehensive income				Noncontrolling interests
				Statutory reserves						Accumulated comprehensive income
	Issued capital	Capital reserve	Legal reserve	Concession financial asset	Working capital improvement	Deemed cost	Private pension plan / Credit risk in mark to market	Retained earnings	Total		Other equity components	Total equity
Balance at December 31, 2017	5,741,284	468,014	798,090	826,600	1,292,046	405,840	(570,346)	-	8,961,528	11,833	2,212,983	11,186,344

Total comprehensive income	-	-	-	-	-	-	40,906	1,370,618	1,411,525	-	42,579	1,454,104
Profit for the period	-	-	-	-	-	-	-	1,453,225	1,453,225	-	42,579	1,495,804
Other comprehensive income - credit risk in mark to market	-	-	-	-	-	-	46,423	(34,146)	12,277	-	-	12,277
Effects of first adoption of IFRS 9 / CPC 48	-	-	-	-	-	-	-	(48,461)	(48,461)	-	-	(48,461)
Other comprehensive income - actuarial gains (losses)	-	-	-	-	-	-	(5,516)	-	(5,516)	-	-	(5,516)

Internal changes in equity	-	4	-	(826,600)	-	(19,410)	-	846,011	4	(1,333)	1,243	(86)
Realization of deemed cost of property, plant and equipment	-	-	-	-	-	(29,410)	-	29,410	-	(2,020)	2,020	-
Tax effect on realization of deemed cost	-	-	-	-	-	9,999	-	(9,999)	-	687	(687)	-
Recognition of legal reserve	-	-	-	-	-	-	-	-	-	-	-	-
Changes in statutory reserve in the period	-	-	-	(826,600)	-	-	-	826,600	-	-	-	-
Other changes in noncontrolling interests	-	4	-	-	-	-	-	-	4	-	(90)	(86)

Capital transactions with owners	-	-	-	-	-	-	-	-	-	-	(54,304)	(54,304)
Dividend proposal approved	-	-	-	-	-	-	-	-	-	-	30	30
Capital increase in subsidiaries with no change in control	-	-	-	-	-	-	-	-	-	-	(54,335)	(54,335)

Balance at September 30, 2018	5,741,284	468,018	798,090	-	1,292,046	386,429	(529,439)	2,216,629	10,373,057	10,499	2,202,501	12,586,057

			Earning reserves				Accumulated comprehensive income				Noncontrolling interests
				Statutory reserves							Accumulated comprehensive income
	Issued capital	Capital reserve	Legal reserve	Concession financial asset	Working capital improvement	Dividend	Deemed cost	Private pension plan	Retained earnings	Total		Other equity components	Total equity
Balance at December 31, 2016	5,741,284	468,014	739,102	702,928	545,505	7,820	431,713	(666,346)	-	7,970,021	13,572	2,389,076	10,372,668

Total comprehensive income	-	-	-	-	-	-	-	-	721,173	721,173	-	24,318	745,490
Profit for the period	-	-	-	-	-	-	-	-	721,173	721,173	-	24,318	745,490

Internal changes in equity	-	-	-	58,049	-	-	(19,294)	-	(38,754)	-	(1,311)	1,247	(64)
Realization of deemed cost of property, plant and equipment	-	-	-	-	-	-	(29,234)	-	29,234	-	(1,987)	1,987	-
Tax effect on realization of deemed cost	-	-	-	-	-	-	9,940	-	(9,940)	-	676	(676)	-
Changes in statutory reserve in the period	-	-	-	58,049	-	-	-	-	(58,049)	-	-	-	-
Other changes in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	(64)	(64)

Capital transactions with owners	-	-	-	-	-	(7,820)	-	-	2,161	(5,659)	-	(17,476)	(23,135)
Capital increase	-	-	-	-	-	-	-	-	-	-	-	13	13
Prescribed dividend	-	-	-	-	-	-	-	-	2,161	2,161	-	-	2,161
Dividend distributed to noncontrollers	-	-	-	-	-	-	-	-	-	-	-	(7,226)	(7,226)
Dividend proposal approved	-	-	-	-	-	(7,820)	-	-	-	(7,820)	-	(10,263)	(18,082)

Balance at September 30, 2017	5,741,284	468,014	739,102	760,976	545,505	-	412,419	(666,346)	684,579	8,685,534	12,261	2,397,165	11,094,960

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

CPFL Energia SA
Statements of cash flow for the periods ended September 30, 2018 and 2017
(in thousand of Brazilian reais - R$)

	Parent Company		Consolidated
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017

Profit before taxes	1,452,368	704,919	2,259,307	1,157,171
Adjustment to reconcile profit to cash from operating activities
Depreciation and amortization	147	163	1,191,653	1,142,302
Provision for tax, civil and labor risks	(140)	(41)	122,158	115,102
Allowance for doubtful accounts	-	-	113,737	118,885
Interest on debts, inflation adjustment and exchange rate changes	2,966	59,297	840,736	1,570,060
Pension plan expense (income)	-	-	67,432	85,426
Equity interests in associates and joint ventures	(1,467,794)	(785,487)	(240,982)	(252,709)
Reversal of impairment	-	-	(5,837)	-
Loss (gain) on disposal of noncurrent assets	-	-	87,719	99,689
Deferred taxes (PIS and COFINS)	-	-	(86)	1,075
Others	-	-	(10,011)	2,603
	(12,453)	(21,149)	4,425,826	4,039,604
Decrease (increase) in operating assets
Consumers, concessionaires and licensees	-	-	(1,063,357)	(1,036,050)
Dividend and interest on capital received	428,936	847,766	239,302	579,508
Taxes recoverable	(1,991)	(5,220)	(36,219)	16,699
Escrow deposits	(100)	80	4,646	(247,544)
Sector financial asset	-	-	(1,636,500)	(260,784)
Receivables - CDE	-	-	49,976	(17,069)
Concession financial assets (transmission companies)	-	-	(8,412)	(54,625)
Other operating assets	638	18,633	(16,312)	(14,356)

Increase (decrease) in operating liabilities
Trade payables	(1,398)	(3,116)	555,218	1,420,136
Other taxes and social contributions	(331)	(95)	37,118	(50,765)
Other liabilities with private pension plan	-	-	(74,717)	(43,040)
Regulatory charges	-	-	(66,685)	86,202
Tax, civil and labor risks paid	(165)	(408)	(144,029)	(160,843)
Sector financial liability	-	-	(8,572)	(627,509)
Payables - amounts provided by the CDE	-	-	36,539	5,847
Other operating liabilities	(1,914)	(23,836)	260,618	193,761
Cash flows provided (used) by operations	411,222	812,655	2,554,440	3,829,172
Interest paid on debts and debentures	(4,235)	(70,850)	(1,065,046)	(1,361,477)
Income tax and social contribution paid	(184)	(4)	(502,567)	(366,989)
Net cash from operating activities	406,803	741,801	986,827	2,100,706

Investing activities
Reduction of subsidiaries capital	-	-	-	91,599
Purchases of property, plant and equipment	(423)	(141)	(204,502)	(610,054)
Securities, pledges and restricted deposits	(250)	-	110,001	(71,162)
Purchases of intangible assets	(42)	(10)	(1,165,342)	(1,266,817)
Sale of noncurrent assets	-	-	-	94
Advances for future capital increases	(62,395)	(51,045)	-	-
Intragroup loans	127,539	27,981	-	38,787

Net cash generated by (used) In investing activities	64,429	(23,215)	(1,259,843)	(1,817,553)

Financing activities
Capital increase of noncontrolling shareholder	-	-	30	13
Borrowings and debentures raised	-	-	8,282,558	1,545,717
Repayment of principal of borrowings and debentures	(186,000)	(434,000)	(7,896,168)	(3,766,482)
Repayment of derivatives	-	-	529,121	(143,033)
Dividend and interest on capital paid	(279,101)	(220,944)	(313,332)	(249,703)
Business combination payment	-	-	-	(2,507)
Net cash generated by (used in) financing activities	(465,101)	(654,944)	602,209	(2,615,995)
Net increase (decrease) in cash and cash equivalents	6,130	63,641	329,194	(2,332,842)
Cash and cash equivalents at the beginning of the period	6,581	64,973	3,249,642	6,164,997
Cash and cash equivalents at the end of the period	12,711	128,616	3,578,838	3,832,155

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of value added for the periods ended September 30, 2018 and 2017
(in thousand of Brazilian reais - R$)
	Parent Company		Consolidated
	Nine Months 2018	Nine months 2017	Nine Months 2018	Nine months 2017
1 - Revenues	466	152	32,434,235	29,513,197
1.1 Operating revenues	1	1	31,109,264	27,479,387
1.2 Revenue related to the construction of own assets	466	151	235,255	671,997
1.3 Revenue from construction of concession infrastructure	-	-	1,203,453	1,480,699
1.4 Allowance for doubtful accounts	-	-	(113,737)	(118,885)

2 - (-) Inputs	(7,921)	(7,315)	(17,937,355)	(16,793,150)
2.1 Electricity purchased for resale	-	-	(15,451,525)	(13,566,945)
2.2 Material	(525)	(103)	(955,674)	(1,507,519)
2.3 Outsourced services	(5,921)	(5,723)	(1,067,185)	(1,193,253)
2.4 Others	(1,475)	(1,489)	(462,971)	(525,433)

3 - Gross value added (1+2)	(7,455)	(7,164)	14,496,880	12,720,047

4 - Retentions	(147)	(163)	(1,198,174)	(1,145,999)
4.1 Depreciation and amortization	(147)	(163)	(984,051)	(930,473)
4.2 Amortization of intangible assets of concession	-	-	(214,123)	(215,526)

5 - Net value added generated (3+4)	(7,602)	(7,326)	13,298,706	11,574,048

6 - Value Added received in transfer	1,484,519	803,932	855,069	1,010,563
6.1 Financial income	16,726	18,445	614,087	757,854
6.2 Interest in subsidiaries, associates and joint ventures	1,467,794	785,487	240,982	252,709

7 - Value Added to be distributed (5+6)	1,476,917	796,606	14,153,775	12,584,611

8 - Distribution of value added	15,492	20,442	1,016,385	1,016,534
8.1 Personnel and charges	7,920	13,329	589,012	603,673
8.1.1 Direct remuneration	6,527	5,975	377,913	361,428
8.1.2 Benefits	1,044	1,138	49,460	51,433
8.1.3 Government severance indemnity fund for employees - F.G.T.S	2,705	(9,894)	10,168,751	8,817,547
8.2 Taxes, fees and contributions	2,672	(9,918)	5,629,815	4,770,588
8.2.1 Federal	33	24	4,519,800	4,030,145
8.2.2 Estate	-	-	19,136	16,814
8.2.3 Municipal	5,496	64,886	1,472,835	2,005,040
8.3 Lenders and lessors	5,492	64,662	1,418,586	1,951,630
8.3.1 Interest	4	223	54,250	53,409
8.3.2 Rental	-	-	-	-
8.4 Interest on capital	1,453,225	721,173	1,495,804	745,490
8.4.1 Retained earnings	1,453,225	721,173	1,495,804	745,490

	1,476,917	796,606	14,153,775	12,584,611

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

CPFL ENERGIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

AT SEPTEMBER 30, 2018

 (Amounts in thousands of Brazilian reais – R$, unless otherwise stated)

(1) OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly-held corporation incorporated for the principal purpose of operating as a holding company, with equity interests in other companies primarily engaged in electric energy distribution, generation and commercialization activities in Brazil.

The Company’s registered office is located at Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, Parque São Quirino - Campinas - SP - Brazil.

The Company has direct and indirect interests in the following subsidiaries and joint:

Energy distribution	Company type	Equity interest	Location (state)	Number of municipalities	Approximate number of consumers (in thousands)	Concession period	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-held corporation	Direct 100%	Interior of São Paulo	234	4,468	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-held corporation	Direct 100%	Interior and coast of São Paulo	27	1,746	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-held corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,505	30 years	November 2027
RGE Sul Distribuidora de Energia S.A. ("RGE Sul")	Publicly-held corporation	Direct and Indirect 100%	Interior of Rio Grande do Sul	118	1,358	30 years	November 2027
Companhia Jaguari de Energia ("CPFL Santa Cruz") (e)	Privately-held corporation	Direct 100%	Interior of São Paulo, Paraná and Minas Gerais	45	454	30 years	July 2045

					Installed power (MW)
Energy generation (conventional and renewable sources)	Company type	Equity interest	Location (state)	Number of plants / type of energy	Total	CPFL share

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-held corporation	Direct 100%	São Paulo e Goiás	3 Hydropower (a)	1295	678
CERAN - Companhia Energética Rio das Antas ("CERAN")	Privately-held corporation	Indirect 65%	Rio Grande do Sul	3 Hydropower	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Privately-held corporation	Indirect 51% (d)	Santa Catarina e Rio Grande do Sul	1 Hydropower	855	436
Campos Novos Energia S.A. ("ENERCAN")	Privately-held corporation	Indirect 48.72%	Santa Catarina	1 Hydropower	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Privately-held corporation	Indirect 25.01%	Santa Catarina e Rio Grande do Sul	1 Hydropower	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Privately-held corporation	Indirect 53.34%	Paraíba	2 Thermal	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Privately-held corporation	Indirect 59.93% (b)	Tocantins	1 Hydropower	903	63
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-held corporation	Indirect 51.60%	(c)	(c)	(c)	(c)
CPFL Centrais Geradoras Ltda ("CPFL Centrais Geradoras")	Limited liability company	Direct 100%	São Paulo e Minas Gerais	6 SHPs	4	4

Energy commercialization	Company type	Core activity	Equity interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Privately-held corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited liability company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Privately-held corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited liability company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Brasil Varejista")	Privately-held corporation	Energy commercialization	Indirect 100%

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

Provision of services	Company type	Core activity	Equity interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Privately-held corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda ("Nect")	Limited liability company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited liability company	Provision of call center services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited liability company	Collection services	Direct 100%
CPFL Eficiência Energética S.A ("CPFL Eficiência")	Privately-held corporation	Energy efficiency management	Direct 100%
TI Nect Serviços de Informática Ltda. ("Authi")	Limited liability company	Provision of IT services	Direct 100%
CPFL GD S.A ("CPFL GD")	Privately-held corporation	Provision of maintenance services for energy generation companies	Indirect 100%

Others	Company type	Core activity	Equity interest
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited liability company	Holding company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Privately-held corporation	Holding company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Privately-held corporation	Holding company	Indirect 99.95%
CPFL Telecom S.A ("CPFL Telecom")	Privately-held corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A ("CPFL Transmissão Piracicaba")	Privately-held corporation	Energy transmission services	Indirect 100%
CPFL Transmissora Morro Agudo S.A ("CPFL Transmissão Morro Agudo")	Privately-held corporation	Energy transmission services	Indirect 100%
CPFL Transmissão Maracanaú S.A. (“CPFL Maracanaú”) (f)	Privately-held corporation	Energy transmission services	Indirect 100%

a)     CPFL Geração has 51.54% of the assured energy and power of the Serra da Mesa hydropower plant, which concession is owned by Furnas. The plants Carioba and Cariobinha are inactive while they await the position on the early termination of their concession and are not included in the table.

b)    Paulista Lajeado holds a 7% interest in the installed power of Investco S.A. (5.94% interest in total capital).

c)     CPFL Renováveis has operations in the states of São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul and its main activities are: (i) holding investments in companies of the renewable energy segment; (ii) identification, development, and exploration of generation potentials; and (iii) sale of electric energy. At September 30, 2018, CPFL Renováveis had a portfolio of 110 projects of 2,479.9 MW of installed capacity (2,102.6 MW in operation):

•         Hydropower generation: 44 SHP’s (514.7 MW) with 39 SHPs in operation (423 MW) and 5 SHPs under development (91.7 MW);

•         Wind power generation: 57 projects (1,594.1 MW) with 45 projects in operation (1,308.5 MW) and 12 projects under construction/development (285.6 MW);

•         Biomass power generation: 8 plants in operation (370 MW);

•         Solar power generation: 1 solar plant in operation (1.1 MW).

d)    The joint venture Chapecoense has as its direct subsidiary Foz do Chapecó and fully consolidates its financial statements.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

e)     As described in note 12.5.2, on December 31, 2017, approval was given for the merger of the subsidiaries Companhia Luz e Força Santa Cruz, Companhia Leste Paulista de Energia, Companhia Jaguari de Energia, Companhia Sul Paulista de Energia and Companhia Luz e Força de Mococa into Companhia Jaguari de Energia, which adopted the trade name “CPFL Santa Cruz”.

f)     In August 2018, CPFL Transmissão Maracanaú S.A. was established with the purpose of exploring concessions for electric power transmission, including the construction, operation and maintenance of basic grid transmission facilities.

(2) PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

2.1 Basis of preparation

This interim individual (Parent Company) and consolidated financial statement has been prepared and is being presented in accordance with the International Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standard Board – IASB, and also based on standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Quarterly Financial Information (ITR), in accordance with Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting.

The Company and the subsidiaries (“Group”) also follows the guidelines of the Accounting Manual of the Brazilian Electricity Sector and the standards laid down by the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica – ANEEL), when these do not conflict with the accounting practices adopted in Brazil and/or International Financial Reporting Standards.

The accounting practices and criteria adopted in preparing this individual and consolidated interim financial statements are consistent with those adopted in preparing the financial statements at December 31, 2017, except for the matters described in note 3, and therefore should be read together.

Management states that all material information of the interim financial statements is disclosed and corresponds to what is used in the Group's management.

The interim financial statements were authorized for issue by Management and on November 5, 2018.

2.2 Basis of measurement

The interim financial statements has been prepared on the historical cost basis except for the following items recorded in the statements of financial position: i) derivative financial instruments measured at fair value and ii) non derivative financial instruments measured at fair value through profit or loss. The classification of the fair value measurement in the level 1, 2 or 3 categories (depending on the degree of observance of the variables used) is presented in note 32 – Financial Instruments.

2.3 Use of estimates and judgments

The preparation of the interim financial statements requires the Group’s management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the accounting estimates are rarely the same as the actual results. Accordingly, the Group’s management review the estimates and assumptions on an ongoing basis, based on previous experience and other relevant factors. Adjustments resulting from revisions to accounting estimates are recognized in the period in which the estimates are revised and applied on a prospective basis.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

The main accounts that require the adoption of estimates and assumptions, which are subject to a greater degree of uncertainty and may result in a material adjustment if these estimates and assumptions suffer significant changes in subsequent periods, are:

•         Note 6 – Consumers, concessionaires and licensees (Allowance for doubtful accounts: key assumptions regarding to the expected credit loss);

•         Note 8 – Sector financial asset and liability (certain financial components that can start without prior methodology);

•         Note 9 – Deferred tax assets and liabilities (recognition of assets: availability of future taxable profit against which the tax losses can be utilized);

•         Note 10 – Concession financial asset (assumptions for fair value measurement, based on significant unobservable inputs);

•         Note 11 – Other receivables (allowance for doubtful accounts: key assumptions regarding to the expected credit loss);

•         Note 13 – Property, plant and equipment (application of defined useful lives and key assumptions regarding recoverable amounts);

•         Note 14 – Intangible assets (key assumptions regarding recoverable amounts);

•         Note 18 – Private pension plan (key actuarial assumptions used in the measurement of defined benefit obligations);

•         Note 21 – Provision for tax, civil and labor risks and escrow deposits (recognition and measurement: key assumptions on the probability and magnitude of outflow of resources);

•         Note 25 – Net operating revenue (assumptions for measurement of unbilled supply and Distribution System Usage Tariff - TUSD ); and

•         Note 32 – Financial instruments (assumptions for fair value measurement, based on significant unobservable inputs).

2.4 Functional currency and presentation currency

The Group’s functional currency is the Brazilian Real, and the individual and consolidated interim financial statements is being presented in thousands of reais. Figures are rounded only after sum-up of the amounts. Consequently, when summed up, the amounts stated in thousands of reais may not tally with the rounded totals.

2.5 Segment information

An operating segment is a component of the Company (i) that engages in operating activities from which it earns revenues and incurs expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which individual financial information is available.

The Group’s officers use reports to make strategic decisions, segmenting the business into: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation from conventional sources activities (“Generation”); (iii) electric energy generation activities from renewable sources (“Renewables”); (iv) energy commercialization activities (“Commercialization”); (v) service activities (“Services”); and (vi) other activities not listed in the previous items.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

The presentation of the operating segments includes items directly attributable to them, as well as any allocations required, including intangible assets, see note 29 for further details.

2.6 Information on equity interests

The Company's equity interests in direct and indirect subsidiaries and joint ventures are described in note 1. Except for (i) the companies ENERCAN, BAESA, Chapecoense and EPASA, which use the equity method of accounting, and (ii) the investment measured at cost by the subsidiary Paulista Lajeado in Investco S.A., all other entities are fully consolidated.

At September 30, 2018 and December 31, 2017 and for the quarters and nine months periods  ended September 30, 2018 and 2017 the noncontrolling interests in the consolidated balances refer to interests held by third parties in subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

2.7 Statement of value added

The Company has prepared the individual and consolidated statements of value added (“DVA”) in conformity with technical pronouncement CPC 09 - Statement of Value Added, which are presented as an integral part of the interim financial statements in accordance with accounting practices adopted in Brazil and as supplementary information to the interim financial statements in accordance with IFRS, as this statement is neither provided for nor required by IFRS.

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the matters described below, the main interim financial information of the Group was prepared based on the same accounting policies described in explanatory notes 3.1 to 3.18, disclosed in the financial statements for the year ended December 31, 2017.

The impact from the changes in accounting policies is also expected in the Group’s consolidated financial statements for the year ending December 31, 2018.

Nature and effect of changes arising from the application of new and revised standards

The Group adopted for the first time the CPC 48 / IFRS 9 Financial Instruments and CPC 47 / IFRS 15 Revenue from Contracts with Customers beginning on January 1, 2018, accordingly, the information presented for 2017 was not restated and, therefore, was presented as previously reported in accordance with CPC 38 / IAS 18, CPC 17 / IAS 11, CPC 38, 39, 40 / IAS 32, 39 and IFRS 7 and related interpretations. Several other standards are effective January 1, 2018, however, without material effect on the Group’s interim financial information.

 The effects from the initial application of these standards is mainly related to:

•         The categories for the classification of financial assets and liabilities, eliminating the categories existing under CPC 38 / IAS 39 of held to maturity, loans and receivables and available for sale;

•         Mark to market of financial liabilities, the recognition of the credit risk in other comprehensive income, previously recorded in profit or loss for the period;

•         An increase in impairment in the balance of consumers, concessionaires and licensees recognized in financial assets

CPC 48 / IFRS 9 Financial Instruments

CPC 48 / IFRS 9 establishes requirements to recognize and measure financial assets, financial liabilities and some agreements for purchase or sale of nonfinancial items. This standard replaces CPC 38 / IAS 39 Financial Instruments: Recognition and Measurement.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

a)   Classification and measurement of Financial Assets and Liabilities

CPC 48 / IFRS 9 Financial Instruments maintains most of the requirements existing under CPC 38  / IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the former categories of CPC 38 / IAS 39 for financial assets: held to maturity, loans and receivables and available for sale.

The following accounting policies apply to the subsequent measurement of financial assets:

Financial assets at fair value through profit or loss	These assets are subsequently measured at fair value. Net gains or losses, including interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on the derecognition is recognized in profit or loss.

Debt instruments at fair value through other comprehensive income

These assets are subsequently measured at fair value. Net gains and losses are recognized in other comprehensive income, except the interest income calculated using the effective interest method, foreign exchange gains and losses and impairment, that are recognized in profit or loss. Other In the moment of the derecognition, the accumulated effect profit or loss in other comprehensive income (loss) is reclassified to profit or loss for the period.

Equity instruments at fair value through other comprehensive income

These assets are subsequently measured at fair value. Every  are recognized in other comprehensive income (loss) and never will be reclassified in profit or loss, except for dividends, that are recognized as gains in profit or loss (unless the dividend clearly represents a recovery of part of the investment cost).

As described in note 3.17 to the financial statements for the year ended December 31, 2017, the Company’s distribution subsidiaries had material assets classified as “available for sale”, according to the current requirements of IAS 39 / CPC 38. These assets represent the right to indemnity at the end of the concession period of the distribution subsidiaries. These assets started to be classified as measured at fair value through profit or loss according to the new standard and the effects of the subsequent measurement of these assets are recognized in profit or loss for the year, with no material impacts on the Company’s consolidated financial statements.  The classification of financial assets and liabilities is presented according to the note 31 to this interim financial information.

The Group assessed the impacts from the adoption of CPC 48 / IFRS 49 regarding the classification and measurement of concession financial assets, applicable to the electricity transmission subsidiaries, as follows: (i) the financial assets of infrastructure implementation services, until then classified as loans and receivables, are now classified as at amortized cost. This change in classification does not change the measurement of these assets and does not generate impact on the quarterly information; (ii) indemnity financial assets, until then classified as loans and receivables are now measured at fair value through profit or loss, without material impacts identified on the interim financial information.

The adoption of CPC 48 / IFRS 9 had no significant impact on the Group’s accounting policies related to financial liabilities and derivative financial instruments (for derivatives used as hedge instruments). According to note 3.18 to the financial statements for the year ended December 31, 2017, IFRS 9 / CPC 48 determines that the financial liabilities designated as at fair value through profit or loss that have the credit risk as a component of their calculation, to have the effect of changes in this credit risk recorded in other comprehensive income, instead of directly in profit or loss for the year.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

The differences in the carrying amounts of financial liabilities arising from the adoption of CPC 48 / IFRS 9 were recognized retrospectively on January 1, 2018, totalling R$ 51,736 (R$ 34,146 net of tax effects) on retained earnings, which counterparty was other comprehensive income account.

b)   Impairment of financial assets

CPC 48 / IFRS 9 requires the expected credit loss model, instead of the “incurred” credit loss model mentioned in IAS 39 / CPC 38. The expected credit loss model requires that the company account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. That is, the credit losses are recognized earlier than under CPC 38 / IAS 39, under which it is no longer necessary for a loss event to have occurred before credit losses are recognized.

In assessing whether the credit risk of a financial asset has increased significantly since the initial recognition and in estimating the expected credit losses, the Group considers reasonable and supportable information that is significant and available without excessive cost or effort. This includes quantitative and qualitative information and analyses, based on the Group’s historical experience in credit analysis. The provision for losses on financial assets measured at amortized cost is deduced from the gross carrying amount of the assets.

Impairment losses related to consumers, concessionaires and licensees recognized in financial assets and other receivables, including contractual assets, are recorded in profit or loss for the period. As a retrospective result of the adoption of this pronouncement, the Group on January 1, 2018, recorded an additional expense of R$ 73,426, directly in Retained Earnings (R$ 48,461 net of tax effects).

CPC 47 / IFRS 15 Revenue recognition

CPC 47 / IFRS 15 establish that revenue most be recognized net of eventual discounts, rebates, refunds, penalties or similar item. The distribution concessionaries are evaluated by service quality rendered to consumers. The quality of the rendered service compromises the evaluation of electricity supply interruptions. When determined index are not complied, the distribution companies are subject of penalties, currently recognized as operational expense.

With CPC 47 / IFRS 15 adoption, it become a revenue deduction, which is a simple reclassification in the profit or loss, with no effect in the Company’ net profit. From January 1st, 2018, the compensation by not complying of technical index is being recognized as operation revenue, in others revenues, until December 31, 2017 was recognized in other operational expenses. The amount recorded in the nine months periods of 2018 is R$ 40,214 (note 25).

(4) FAIR VALUE MEASUREMENT

A number of the Group’s accounting policies and disclosures require the fair value measurement, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, additional information on the assumptions made in the fair value measurement is disclosed in the notes specific to that asset or liability.

Accordingly, the Group measures fair value in accordance with IFRS 13 / CPC 46, which defines the fair value as the price estimate for which an unforced transaction for the sale of the asset or transfer of the liability would occur between market participants under current market conditions at the measurement date.

- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The fair value of these assets is the estimated value for which an asset could be exchanged on the valuation date between knowledgeable interested parties in an unforced transaction between market participants at the measurement date. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

- Financial instruments

Financial instruments measured at fair value are valued based on quoted prices in an active market, or, if such prices are not available, they are assessed using pricing models, applied individually to each transaction, taking into consideration future payment flows, based on the contractual conditions, discounted to present value at rates obtained from market interest curves, having as a basis, whenever available, information obtained from the websites of B3 S.A. and “Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA” (note 32) and also includes the debtor's credit risk rate.

The right to compensation, to be paid by the Federal Government when the distribution concessionaires’ assets are handed over at the end of the concession period are classified as measured at fair value. The methodology adopted for fair value measurement of these assets is based on the tariff review process for distributors. This process, conducted every four or five years according to each concessionaire, involves assessing the replacement price of the distribution infrastructure, in accordance with criteria established by the granting authority (“ANEEL”). This valuation basis is used for pricing the tariff, which is adjusted annually up to the next tariff review, based on the parameter of the main inflation indices.

Accordingly, at the time of the tariff review, each distribution concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the granting authority and uses the Extended Consumer Price Index (“IPCA”) as the best estimate to adjust the original base to the adjusted value at subsequent dates, in accordance with the tariff review process.

(5) CASH AND CASH EQUIVALENTS

	Parent company		Consolidated
	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
Bank balances	234	508	223,374	365,031
Short-term financial investments	12,477	6,073	3,355,464	2,884,611
Overnight investment (a)	-	42	-	178,444
Bank certificates of deposit (b)	10,076	-	1,122,198	785,074
Repurchase agreements secured on debentures (b)	2,401	-	1,221,251	3,268
Investment funds (c)	-	6,032	1,012,015	1,917,825
Total	12,711	6,581	3,578,838	3,249,642

a)   Bank account balances, which earn daily interest by investment in repurchase agreements secured on Bank Certificate Deposit (CDB) and interest of 15% of the variation in the Interbank Certificate of Deposit (CDI).

b)   Short-term investments in Bank Certificates of Deposit (CDB) and secured debentures with major financial institutions that operate in the Brazilian financial market, with daily liquidity, short term maturity, low credit risk and interest equivalent, on average, to 100,5% of the CDI.

c)   Exclusive Fund investments, with daily liquidity and interest equivalent, on average, to 97% of the CDI, subject to floating rates tied to the CDI linked to federal government bonds, CDBs, financial bills and secured debentures of major financial institutions, with low credit risk and short term maturity.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

(6) CONSUMERS, CONCESSIONAIRES AND LICENSEES

The consolidated balance includes mainly activities from the supply of electric energy, broken down as follows at September 30, 2018 and December 31, 2017:

	Consolidated
	Amounts	Past due		Total
	coming due	until 90 days	> 90 days	September 30, 2018	December 31, 2017
Current
Consumer classes
Residential	811,481	553,796	65,941	1,431,219	1,113,604
Industrial	311,891	79,271	79,603	470,765	483,630
Commercial	301,659	91,002	43,616	436,277	382,470
Rural	94,552	23,003	12,085	129,640	98,663
Public administration	77,419	16,229	3,699	97,347	88,910
Public lighting	65,341	7,556	7,776	80,672	67,533
Public utilities	102,546	11,238	6,400	120,184	100,843
Billed	1,764,889	782,095	219,120	2,766,104	2,335,653
Unbilled	1,036,652	-	-	1,036,652	1,008,486
Financing of consumers' debts	159,954	26,562	36,634	223,150	206,937
CCEE transactions	966,026	24,305	3,301	993,632	413,067
Concessionaires and licensees	438,294	18	6,183	444,495	539,322
Others	33,003	-	-	33,003	36,011
	4,398,818	832,980	265,238	5,497,036	4,539,476
Allowance for doubtful accounts				(310,958)	(238,193)
Total				5,186,078	4,301,283

Noncurrent
Financing of consumers' debts	199,951	-	-	199,951	217,944
Free energy	6,264	-	-	6,264	5,976
CCEE transactions	41,648	-	-	41,648	41,301
	247,863	-	-	247,863	265,221
Allowance for doubtful accounts				(20,476)	(28,683)
Total				227,387	236,539

Allowance for doubtful accounts

The allowance for doubtful debts is set up based on the expected loss, based on the history and future probability of default.

Movements in the allowance for doubtful accounts are shown below:

	Consumers, concessionaires and licensees	Other receivables (note 11)	Total
At December 31, 2017	(266,876)	(29,379)	(296,256)
Allowance - reversal (recognition)	(189,529)	553	(188,976)
Recovery of revenue	75,241	-	75,241
Effects on first adoption of IRFS 9 / CPC 48	(72,687)	(738)	(73,426)
Write-off of accrued receivables	122,419	19	122,438
At September 30, 2018	(331,434)	(29,545)	(360,979)

Current	(310,958)	(29,545)	(340,503)
Noncurrent	(20,476)	-	(20,476)

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

(7) TAXES RECOVERABLE

	Parent company		Consolidated
	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
Current
Prepayments of social contribution – CSLL	-	227	11,486	7,257
Prepayments of income tax - IRPJ	49	1,725	34,132	21,887
Income tax and social contribution to be offset	65,307	15,099	142,260	59,658
Income tax and social contribution to be offset	65,356	17,051	187,878	88,802

Withholding income tax - IRRF on interest on capital	-	43,467	-	43,841
Withholding income tax - IRRF	321	2,893	94,552	103,277
State VAT - ICMS to be offset	-	-	117,462	104,843
Social Integration Program - PIS	64	56	12,608	8,447
Contribution for Social Security Funding - COFINS	323	283	58,677	37,699
Others	-	-	9,270	8,137
Others taxes to be offset	708	46,699	292,570	306,244

Total current	66,064	63,751	480,448	395,045

Noncurrent
Social contribution to be offset - CSLL	-	-	61,712	58,856
Income tax to be offset - IRPJ	-	-	5,495	2,608
Income tax and social contribution to be offset	-	-	67,206	61,464

State VAT - ICMS to be offset	-	-	162,076	159,624
Social Integration Program - PIS	-	-	1,052	1,024
Contribution for Social Security Funding - COFINS	-	-	4,848	4,719
Others	-	-	5,247	6,613
Others taxes to be offset	-	-	173,224	171,980

Total noncurrent	-	-	240,430	233,444

(8) SECTOR FINANCIAL ASSET AND LIABILITY

The breakdown of the balances of sector financial asset and liability and the movement for the period are as follows:

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

	At December 31, 2017			Operating revenue		Finance income or expense	Receipt	At September 30, 2018
	Deferred	Approved	Total	Constitution	Through billing	Monetary adjustment	Tariff flag (note 25.4)	Deferred	Approved	Total
Parcel "A"	924,943	(235,916)	689,026	1,925,963	208,497	51,188	(297,340)	2,194,904	382,431	2,577,334
CVA (*)
CDE (**)	(235,901)	(263,520)	(499,422)	142,155	322,233	(11,610)	-	31,961	(78,604)	(46,643)
Electric energy cost	1,625,759	(18,280)	1,607,479	1,100,196	(249,973)	60,873	(297,340)	1,479,122	742,112	2,221,234
ESS and EER (***)	(974,091)	(167,048)	(1,141,139)	(562,785)	620,828	(47,032)	-	(615,342)	(514,786)	(1,130,128)
Proinfa	(610)	(17,961)	(18,572)	8,274	15,016	(90)	-	2,548	2,080	4,627
Basic network charges	(20,163)	23,387	3,224	81,197	(13,312)	2,240	-	76,882	(3,534)	73,349
Pass-through from Itaipu	959,518	125,860	1,085,378	1,073,087	(547,144)	55,420	-	1,213,408	453,333	1,666,741
Transmission from Itaipu	7,802	7,806	15,608	29,153	(8,200)	1,099	-	34,300	3,361	37,661
Neutrality of sector charges	32,566	112,084	144,651	(34,893)	(102,886)	(1,976)	-	(11,418)	16,314	4,896
Overcontracting	(469,937)	(38,244)	(508,181)	89,579	171,934	(7,735)	-	(16,557)	(237,845)	(254,403)
Other financial components	(193,496)	21,812	(171,685)	(258,337)	66,289	(6,477)	-	(285,812)	(84,398)	(370,210)

Total	731,447	(214,104)	517,341	1,667,626	274,786	44,711	(297,340)	1,909,092	298,033	2,207,124

Current assets			210,834							1,515,712
Noncurrent assets			355,003							764,847
Current liabilities			(40,111)							-
Noncurrent liabilities			(8,385)							(73,434)

(*) Deferred tariff costs and gains variations from Parcel “A” items

(**) Energy Development Account – CDE

(***)  System Service Charge (ESS) and Reserve Energy Charge (EER)

The details of the nature of each sector financial asset and liability are provided in Note 8 to the financial statements at December 31, 2017.

(9) DEFERRED TAX ASSETS AND LIABILITIES

9.1  Breakdown of tax assets and liabilities

	Parent company		Consolidated
	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
Social contribution credit / (debit)
Tax losses carryforwards	39,918	38,216	97,934	103,903
Tax benefit of merged intangible	-	-	99,232	105,065
Temporarily nondeductible taxable differences	(778)	(408)	(344,783)	(305,677)
Subtotal	39,139	37,808	(147,616)	(96,708)

Income tax credit / (debit)
Tax losses carryforwards	109,665	109,103	271,142	303,543
Tax benefit of merged intangible	-	-	321,957	342,262
Temporarily nondeductible taxable differences	(2,162)	(1,132)	(956,131)	(844,948)
Subtotal	107,503	107,971	(363,032)	(199,141)

PIS and COFINS credit / (debit)
Temporarily nondeductible taxable differences	-	-	(10,457)	(10,543)

Total	146,642	145,779	(521,104)	(306,392)

Total tax credit	146,642	145,779	767,696	943,199
Total tax debit	-	-	(1,288,800)	(1,249,591)

The expected recovery of the deferred tax assets recorded in noncurrent assets, arising from nondeductible temporary differences, tax benefit of merged intangible and income tax and social contribution losses, the breakdown of which is described in the financial statements at December 31, 2017, is based on the projections of future profits, approved by the Board of Directors and reviewed by the Fiscal Council. To reflect adequately the effective rate of the taxes on profit, deferred tax assets are recognized monthly on any losses for companies that have positive projections, in accordance with such studies.

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Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

9.2  Tax benefit of merged intangible asset

Refers to the tax credit calculated on the intangible assets derived from the acquisition of subsidiaries, as shown in the following table, which were merged and are recognized in accordance with the concepts of CVM Instructions No. 319/1999 and No. 349/2001 and ICPC 09 (R2) - Individual Financial Statements, Separate Financial Statements, Consolidated Interim financial statements and Application of the Equity Method. The benefit is being realized  in proportion to the tax amortization of the merged intangible assets that originated them as per CPC 27 and CPC 04 (R1) - Clarification of acceptable methods of depreciation and amortization, over the remaining concession period, as shown in note 14.

	Consolidated
	September 30, 2018		December 31, 2017
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	42,402	117,784	45,872	127,421
CPFL Piratininga	10,439	35,826	11,215	38,491
RGE	19,926	82,288	21,513	88,843
RGE Sul	26,466	73,515	26,466	73,515
CPFL Geração	-	12,544	-	13,992
Total	99,232	321,957	105,065	342,262

9.3  Accumulated balances on nondeductible temporary / taxable differences

	Consolidated
	September 30, 2018			December 31, 2017
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Temporarily nondeductible differences
Provision for tax, civil and labor risks	58,200	161,666	-	53,687	149,130	-
Private pension fund	2,759	7,665	-	2,331	6,476	-
Allowance for doubtful accounts	33,190	92,195	-	27,354	75,985	-
Free energy supply	9,048	25,133	-	8,382	23,284	-
Research and development and energy efficiency programs	26,961	74,893	-	21,851	60,697	-
Personnel-related provisions	3,640	10,111	-	4,111	11,420	-
Depreciation rate difference	(17,215)	(47,818)	-	(13,970)	(38,806)	-
Derivatives	(84,742)	(235,395)	-	(48,848)	(135,690)	-
Recognition of concession - adjustment of intangible asset (IFRS/CPC)	(6,640)	(18,444)	-	(7,291)	(20,253)	-
Recognition of concession - adjustment of financial asset (IFRS/CPC)	(144,744)	(399,996)	(7,854)	(117,527)	(324,387)	(7,881)
Actuarial losses (IFRS/CPC)	25,947	72,073	-	25,716	71,432	-
Financial instruments (IFRS/CPC)	(2,979)	(8,273)	-	(5,291)	(14,694)	-
Others	974	2,236	(2,604)	2,852	10,004	(2,662)
Temporarily nondeductible differences - accumulated comprehensive income:
Property, plant and equipment - adjustment of deemed cost (IFRS/CPC)	(49,528)	(137,578)	-	(51,961)	(144,336)	-
Actuarial losses (IFRS/CPC)	36,607	101,687	-	36,607	101,687	-
Temporarily nondeductible differences - business combination
Deferred taxes - asset:
Provision for tax, civil and labor risks	12,192	33,865	-	13,188	36,635	-
Fair value of property, plant and equipment (negative value added of assets)	20,186	56,073	-	21,294	59,150	-
Deferred taxes - liability:
Value added derived from determination of demed cost	(24,948)	(69,301)	-	(26,201)	(72,779)	-
Intangible asset - exploration right/authorization in indirect subsidiaries acquired	(236,580)	(657,170)	-	(246,669)	(685,190)	-
Other temporary differences	(7,111)	(19,753)	-	(5,292)	(14,713)	-
Total	(344,783)	(956,131)	(10,457)	(305,677)	(844,948)	(10,543)

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

9.4  Reconciliation of the income tax and social contribution amounts recognized in the statements of profit or loss for the quarters and nine months periods ended by September 30, 2018 and 2017:

	Parent company				Consolidated
	Social contribution				Social contribution
	2018		2017		2018		2017
	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months
Profit before taxes	554,942	1,452,368	330,120	704,919	880,966	2,259,307	546,404	1,157,171
Reconciliation to reflect effective rate:
Equity in subsidiaries	(554,766)	(1,467,794)	(353,447)	(785,487)	(86,880)	(240,982)	(90,031)	(252,709)
Amortization of intangible asset acquired	(3,382)	(10,146)	(3,382)	(10,146)	12,162	36,486	12,162	36,487
Effect of presumed profit system	-	-	-	-	(157,437)	(263,423)	(158,888)	(255,639)
Adjustment of revenue from excess demand and excess reactive power	-	-	-	-	31,818	108,982	33,040	106,508
Interest on capital income	-	-	16,545	16,545	-	-	-	-
Other permanent additions (exclusions), net	3,319	10,799	1,979	9,519	21,607	63,008	42,213	61,373
Tax base	113	(14,773)	(8,184)	(64,650)	702,236	1,963,378	384,899	853,191
Statutory rate	9%	9%	9%	9%	9%	9%	9%	9%
Tax credit/(debit)	(10)	1,330	737	5,818	(63,201)	(176,704)	(34,641)	(76,787)
Tax credit recorded (not recorded), net	-	-	-	-	(7,557)	(30,766)	(9,880)	(36,598)
Total	(10)	1,330	737	5,818	(70,757)	(207,469)	(44,521)	(113,385)

Current	-	(1)	-	-	(57,762)	(151,725)	(53,228)	(118,526)
Deferred	(10)	1,331	737	5,818	(12,995)	(55,745)	8,706	5,142

	Parent company				Consolidated
	Income tax				Income tax
	2018		2017		2018		2017
	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months
Profit before taxes	554,942	1,452,368	330,120	704,919	880,966	2,259,307	546,404	1,157,171
Reconciliation to reflect effective rate:
Equity in subsidiaries	(554,766)	(1,467,794)	(353,447)	(785,487)	(86,880)	(240,982)	(90,031)	(252,709)
Amortization of intangible asset acquired	-	-	-	-	15,689	47,067	15,689	47,067
Effect of presumed profit system	-	-	-	-	(179,487)	(316,921)	(182,775)	(312,049)
Adjustment of revenue from excess demand and excess reactive power	-	-	-	-	31,818	108,982	33,040	106,508
Interest on capital income	-	-	16,545	16,545	-	-	-	-
Tax incentive - operating profit	-	-	-	-	(23,550)	(26,474)	(20,657)	(27,518)
Other permanent additions (exclusions), net	4,636	17,315	2,958	22,283	15,465	55,230	36,987	70,720
Tax base	4,812	1,889	(3,824)	(41,740)	654,021	1,886,209	338,657	789,191
Statutory rate	25%	25%	25%	25%	25%	25%	25%	25%
Tax credit/(debit)	(1,203)	(472)	956	10,435	(163,505)	(471,552)	(84,664)	(197,298)
Recorded (unrecognized) Tax credit,net	-	-	-	-	(20,482)	(84,482)	(27,021)	(100,999)
Total	(1,203)	(472)	956	10,435	(183,986)	(556,033)	(111,686)	(298,296)

Current	-	(4)	-	-	(140,037)	(380,905)	(131,035)	(301,322)
Deferred	(1,203)	(468)	956	10,435	(43,949)	(175,129)	19,349	3,026

(10) CONCESSION FINANCIAL ASSET

	Distribution	Transmission	Consolidated
At December 31, 2017	6,330,681	238,723	6,569,404
Current	-	23,736	23,736
Noncurrent	6,330,681	214,987	6,545,668

Additions	500,738	2,951	503,689
Fair Value Adjustment	310,779	-	310,779
Adjustment - financial asset measured at amortized cost	-	22,939	22,939
Cash inputs - RAP	-	(17,429)	(17,429)
Disposals	(26,390)	-	(26,390)

At September 30, 2018	7,115,809	247,183	7,362,992
Current	-	23,056	23,056
Noncurrent	7,115,809	224,127	7,339,936

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

The balance refers to the financial asset corresponding to the right established in the concession agreements of the energy distribution  and transmission measured at amortized cost companies to receive cash (i) through compensation at the time assets are handed over to the granting authority at the end of the concession, measured at fair value, and (ii) the transmission companies’ right to receive cash over the concession period through allowed annual revenue ("RAP"), measured at amortized cost.

For energy distribution companies, according to the current tariff model, the remuneration for this asset is recognized in profit or loss upon billing to consumers and the realization occurs upon receipt of the electric energy bills. Moreover, the difference to adjust the balance to the fair value (new replacement value - “VNR” - note 4) is recognized as a balancing item to the operating income account (note 25) in the statement of profit or loss for the period (R$ 310,779 at nine months periods of 2018 and R$ 97,155 at nine months periods of 2017).

For energy transmission companies, the remuneration for this asset is recognized according to the internal rate of return, which takes into account the investment made, the allowed annual revenue (“RAP”) to be received over the concession period, and the compensation to be received at the time assets are handed over to the granting authority. The adjustment of R$ 22,939 is recognized against other operating revenues and income (R$ 20,287 at nine months periods of 2017).

(11) OTHER RECEIVABLES

	Consolidated
	Current		Noncurrent
	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
Advances - Fundação CESP	5,797	7,851	6,797	6,797
Advances to suppliers	24,221	31,981	-	-
Pledges, funds and restricted deposits	185,620	159,291	512,242	621,489
Orders in progress	134,243	158,707	6,378	5,062
Services rendered to third parties	12,876	8,530	-	-
Energy pre-purchase agreements	-	-	26,502	26,260
Prepaid expenses	71,863	80,600	20,485	20,043
GSF renegotiation	14,055	19,629	8,677	17,359
Receivables - CDE	192,930	242,906	-	-
Advances to employees	38,033	19,658	-	-
Others	210,522	200,724	128,674	143,183
(-) Allowance for doubtful debts (note 6)	(29,545)	(29,379)	-	-
Total	860,614	900,498	709,754	840,192

Orders in progress: encompass costs and revenues related to ongoing decommissioning or disposal of intangible assets and the service costs related to expenditure on projects in progress under the Energy Efficiency (“PEE”) and Research and Development programs (“P&D”). Upon the closing of the respective projects, the balances are amortized against the respective liability recognized in Other Payables (note 22).

Receivables – CDE: refer to: (i) low-income subsidies amounting to  R$ 13,091 (R$ 15,930 at December 31, 2017), (ii) other tariff discounts granted to consumers amounting to R$ 179,792  (R$ 224,936 at December 31, 2017), and (iii) tariff discounts – court injunctions amounting to R$ 47 (R$ 2,039 at December 31, 2017) – note 25.3.1

At the nine months periods of 2018, the subsidiaries offset the receivables relating to the CDE account with the payables relating to the Energy Development Account (CDE) (note 19) amounting to R$ 2,674 authorized by Order No. 1,576/2016.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

(12) INVESTMENTS

	Parent company		Consolidated
	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
Permanent equity interests - equity method
By equity method of the subsidiary	9,058,971	7,804,431	949,011	990,910
Fair value of assets, net	663,473	713,848	10,205	10,640
Advances for future capital increases	62,375	33,340	-	-
Goodwill	6,054	6,054	-	-
Total	9,790,873	8,557,673	959,216	1,001,550

12.1 Permanent equity interests – equity method

The main information on investments in direct permanent equity interests is as follows:

		September 30, 2018				September 30, 2018	December 31, 2017	Nine months 2018	Nine months 2017
Investment	Number of shares (thousand)	Total assets	Issued capital	Equity	Profit or loss for the period	Share of equity of investees		Share of profit (loss) of investees
CPFL Paulista	880,653	10,116,113	1,273,423	2,034,759	443,747	2,034,759	1,370,403	443,747	118,256
CPFL Piratininga	53,096,770	4,238,933	240,144	551,205	132,104	551,205	461,059	132,104	87,908
CPFL Santa Cruz	-	-	-	-	-	-	-	-	22,219
CPFL Leste Paulista	-	-	-	-	-	-	-	-	8,709
CPFL Sul Paulista	-	-	-	-	-	-	-	-	9,852
CPFL Jaguari	359,058	1,220,405	170,413	391,359	57,657	391,359	340,463	57,657	3,871
CPFL Mococa	-	-	-	-	-	-	-	-	6,157
RGE	1,019,790	5,021,988	1,223,350	1,915,179	203,368	1,878,788	1,680,334	207,565	91,850
RGE Sul	527,266	4,885,344	1,495,084	1,689,412	84,420	1,292,529	1,228,317	64,588	-
CPFL Geração	205,492,020	6,069,526	1,043,922	2,545,075	493,477	2,545,075	2,354,115	493,477	402,672
CPFL Jaguari Geração (*)	40,108	59,327	40,108	59,206	10,744	59,206	50,970	10,744	9,209
CPFL Brasil	3,000	1,505,170	3,000	80,596	59,096	80,596	96,093	59,096	48,853
CPFL Planalto (*)	630	3,562	630	1,521	2,644	1,521	3,293	2,644	2,735
CPFL Serviços	1,564,844	233,644	105,105	135,626	(9,379)	135,626	105,105	(9,379)	(11,683)
CPFL Atende (*)	13,991	27,643	13,991	16,887	6,020	16,887	19,338	6,020	4,940
Nect (*)	2,059	29,046	2,059	12,301	14,830	12,301	15,515	14,830	12,804
CPFL Total (*)	9,005	30,019	9,005	15,724	17,461	15,724	20,624	17,461	15,195
CPFL Jaguariuna (*)	-	-	-	-	-	-	-	-	(4,507)
CPFL Telecom	119,780	2,193	119,780	1,908	(205)	1,908	2,018	(205)	(13,844)
CPFL Centrais Geradoras	16,128	17,187	16,128	15,959	580	15,959	16,177	580	831
CPFL Participações	48,164	114,874	48,164	72,848	(4,804)	72,848	55,252	(4,804)	(1,199)
AUTHI (*)	10	38,983	10	15,054	22,044	15,054	18,694	22,044	17,692
Subtotal - by subsidiary's equity						9,121,345	7,837,770	1,518,169	832,522
Amortization of fair value adjustment of assets						-	-	(50,375)	(47,035)
Total						9,121,345	7,837,770	1,467,794	785,487

Investment						9,058,971	7,804,431
Advances for future capital increases						62,375	33,340
(*) number of quotas

Fair value adjustments (value added) of net assets acquired in business combinations are classified in the parent’s statement of profit or loss in the group of Investments. In the parent company’s statement of profit or loss, the  amortization of the fair value adjustments (value added) of net assets of R$ 50,375 (R$ 47,035 in the nine months periods of 2017) is classified in line item “share of profit (loss) of investees”, in conformity with ICPC 09 (R2).

The movements, in the parent company, of the balances of investments in subsidiaries for the period are as follows:

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

Investment	Investment at of December 31, 2017	Capital increase	Share of profit (loss) of investees	Share of profit (loss) of investees (OCI)	Effects of first adoption of IFRS 9 / CPC 48	Dividend and Interest on capital	Advances for future capital increases	Investment at of September 30, 2018
CPFL Paulista	1,370,403	350,000	443,747	7,384	(18,453)	(118,321)	-	2,034,759
CPFL Piratininga	461,059	-	132,104	(1,516)	(11,996)	(28,445)	-	551,205
CPFL Jaguari	340,463	-	57,657	1,687	(1,556)	(6,892)	-	391,359
RGE	1,680,334	-	207,565	(1,963)	(7,148)	-	-	1,878,788
RGE Sul	1,228,317	-	64,588	6,745	(7,121)	-	-	1,292,529
CPFL Geração	2,354,115	-	493,477	(4,010)	-	(298,512)	5	2,545,075
CPFL Jaguari Geração	50,970	-	10,744	-	-	(2,508)	-	59,206
CPFL Brasil	96,093	-	59,096	(1,566)	(2,187)	(70,841)	-	80,596
CPFL Planalto	3,293	-	2,644	-	-	(4,417)	-	1,521
CPFL Serviços	105,105	-	(9,379)	-	-	-	39,900	135,626
CPFL Atende	19,338	-	6,020	-	-	(8,470)	-	16,887
Nect	15,515	-	14,830	-	-	(18,044)	-	12,301
CPFL Total	20,624	-	17,461	-	-	(22,361)	-	15,724
CPFL Telecom	2,018	33,360	(205)	-	-	-	(33,265)	1,908
CPFL Centrais Geradoras	16,177	-	580	-	-	(798)	-	15,959
CPFL Eficiência	55,252	-	(4,804)	-	-	-	22,400	72,848
AUTHI	18,694	-	22,044	-	-	(25,684)	-	15,054
	7,837,770	383,360	1,518,169	6,761	(48,461)	(605,293)	29,040	9,121,345

In the consolidated, the investment balances refer to interests in joint ventures accounted for using the equity method:

Investments in joint ventures	September 30, 2018	December 31, 2017	Nine months 2018	Nine months 2017
	Share of equity		Share of profit (loss)

Baesa	183,854	187,654	(3,800)	12,275
Enercan	169,449	176,998	70,640	88,825
Chapecoense	380,244	385,870	95,203	94,282
EPASA	215,464	240,388	79,374	57,762
Fair value adjustments of assets,net	10,205	10,640	(435)	(435)
	959,216	1,001,550	240,982	252,709

12.2 Fair value adjustments and goodwill

Fair value adjustments (value added) refer basically to the right to the concession acquired through business combinations. The goodwill refers basically to acquisitions of investments and is based on projections of future profits.

In the consolidated interim financial statement, these amounts are classified as Intangible Assets (note 14).

12.3 Dividends and interest on capital receivable

At September 30, 2018 and December 31, 2017, the Company has the following amounts receivable from the subsidiaries below, relating to dividends and interest on capital:

	Parent company
	Dividends		Interest on capital		Total
Subsidiary	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
CPFL Paulista	68,000	49,798	95,120	-	163,120	49,798
CPFL Piratininga	-	-	28,445	-	28,445	-
CPFL Santa Cruz	-	24,918	6,893	13,960	6,893	38,878
RGE	26,795	50,319	-	-	26,795	50,319
CPFL Centrais Geradoras	815	17	-	-	815	17
CPFL Brasil	91,091	20,748	498	2,361	91,589	23,109
CPFL Planalto	1,754	888	-	-	1,754	888
CPFL Atende	3,124	1,003	-	620	3,124	1,623
Nect Serviços	5,000	4,348	-	-	5,000	4,348
CPFL Total	11,420	-	-	-	11,420	-
CPFL Eficiência	12,195	12,195	15,104	17,404	27,299	29,599
AUTHI	14,912	6,228	-	-	14,912	6,228

	235,106	170,461	146,060	34,344	381,164	204,807

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

The consolidated balance includes dividends and interest on capital receivable amounting to R$ 100,157 at September 30, 2018 and R$ 56,145 at December 31, 2017 related basically to joint ventures.

12.4 Noncontrolling interests and joint ventures

The disclosure of interests in subsidiaries, in accordance with IFRS 12 and CPC 45, is as follows:

12.4.1  Movements in noncontrolling interests

	CERAN	CPFL Renováveis	Paulista Lajeado	Total
At December 31, 2017	86,031	2,058,079	80,707	2,224,816
Equity interest and voting capital	35.00%	48.40%	40.07%

Equity attributable to noncontrolling interests	24,736	9,353	8,490	42,579
Dividends	(35,631)	(10,505)	(8,199)	(54,335)
Other movements	-	24	(84)	(60)
At September 30, 2018	75,137	2,056,951	80,914	2,213,000
Equity Interests and voting capital	35.00%	48.39%	40.07%

12.4.2  Summarized financial information on subsidiaries that have noncontrolling interests

The summarized financial information on subsidiaries that have noncontrolling interests at September 30, 2018 and December 31, 2017 and the nine months periods ended at September 30, 2018 and 2017, is as follows:

	September 30, 2018			December 31, 2017
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Current assets	163,248	1,811,387	42,010	110,566	1,623,645	48,037
Cash and cash equivalents	111,551	1,043,584	7,680	37,043	950,215	24,086
Noncurrent assets	810,223	10,844,011	118,941	848,445	11,232,357	120,677

Current liabilities	237,691	1,803,840	34,283	198,624	1,957,000	42,525
Borrowings and debentures	116,031	976,324	-	105,844	1,259,105	36,453
Other financial liabilities	14,325	7,480	163	12,360	7,258	264
Noncurrent liabilities	521,104	6,711,070	269	514,583	6,760,025	258
Borrowings and debentures	422,464	4,903,449	-	422,166	5,251,704	-
Other financial liabilities	88,771	-	-	83,766	-	-
Equity	214,675	4,140,488	126,400	245,804	4,138,977	125,931
Equity attributable to owners of the Company	214,675	4,037,550	126,400	245,804	4,032,448	125,931
Equity attributable to noncontrolling interests	-	102,938	-	-	106,529	-

	Nine months 2018			Nine months 2017
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Net operating revenue	246,395	1,420,235	42,393	237,675	1,367,919	29,669
Operacional costs and expenses	(70,723)	(509,898)	(19,896)	(71,132)	(500,660)	(11,420)
Depreciation and amortization	(30,470)	(467,870)	(3)	(33,873)	(461,530)	(3)
Interest income	4,291	70,959	489	24,407	99,623	1,750
Interest expense	(40,896)	(342,519)	(348)	(26,901)	(432,402)	(1,003)
Income tax expense	(35,879)	(55,682)	(1,931)	(43,547)	(50,044)	(1,639)
Profit (loss) for the year	70,675	11,985	21,189	85,376	(31,597)	16,387
Attributable to owners of the Company	70,675	5,102	21,189	85,376	(37,723)	16,387
Attributable to noncontrolling interests	-	6,884	-	-	6,126	-

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

12.4.3  Joint ventures

The summarized financial information on joint ventures at September 30, 2018 and December 31, 2017 and the nine months periods ended at September 30, 2018 and 2017, is as follows:

	September 30, 2018				December 31, 2017
	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Current assets	126,681	112,250	334,738	436,576	182,843	124,361	329,721	319,222
Cash and cash equivalents	11,033	56,304	61,656	6,797	48,695	17,873	116,425	74,741
Noncurrent assets	1,056,497	984,523	2,637,000	524,795	1,101,291	1,030,904	2,745,989	531,527

Current liabilities	327,492	62,767	410,495	329,474	291,010	121,369	426,695	157,343
Borrowings and debentures	128,735	-	138,210	34,404	140,090	63,154	138,788	34,299
Other financial liabilities	6,121	21,241	69,327	921	4,085	17,113	67,897	993
Noncurrent liabilities	507,906	298,762	1,815,667	227,979	629,850	283,456	1,892,407	242,765
Borrowings and debentures	383,237	-	1,076,613	160,539	510,874	-	1,172,181	186,373
Other financial liabilities	26,337	278,644	736,120	-	25,115	265,250	716,986	-
Equity	347,780	735,244	745,576	403,917	363,273	750,440	756,608	450,641

	Nine months 2018				Nine months 2017
	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Net operating revenue	431,457	224,168	647,585	613,910	434,341	242,186	614,430	531,187
Operacional costs and expenses	(141,419)	(163,398)	(142,104)	(406,681)	(133,737)	(114,797)	(122,190)	(358,318)
Depreciation and amortization	(37,630)	(37,980)	(93,071)	(26,328)	(39,580)	(37,994)	(95,131)	(24,426)
Interest income	4,203	3,357	12,508	3,457	32,116	4,067	21,012	5,176
Interest expense	(36,152)	(38,880)	(146,810)	(12,862)	(16,413)	(11,118)	(87,137)	(14,711)
Income tax and social contribution expenses	(73,630)	(677)	(91,786)	(28,447)	(94,230)	(26,925)	(100,714)	(24,625)
Profit (loss) for the period	144,983	(15,197)	186,672	148,798	182,306	49,089	184,866	108,282
Equity Interests and voting capital	48.72%	25.01%	51.00%	53.34%	48.72%	25.01%	51.00%	53.34%

Even holding more than 50% of the equity interest in Epasa and Chapecoense, the subsidiary CPFL Geração controls these investments jointly with other shareholders. The analysis of the classification of the type of investment is based on the Shareholders' Agreement of each joint venture.

The borrowings from the BNDES obtained by the joint ventures ENERCAN, BAESA and Chapecoense establish restrictions on the payment of dividend to subsidiary CPFL Geração above the minimum mandatory dividend of 25% without the prior consent of the BNDES.

12.4.4  Joint operation

Through its wholly-owned subsidiary CPFL Geração, the Company holds part of the assets of the Serra da Mesa hydropower plant, located on the Tocantins River, in Goias State. The concession and the right to operate the hydropower plant are held by Furnas Centrais Elétricas S.A. In order to maintain these assets operating jointly with Furnas (jointly operation), CPFL Geração was assured 51.54% of the installed power of 1,275 MW (657 MW) and the assured energy of mean 637.5 MW (mean 328.57 MW) until 2028. 12.5 Corporate restructurings in 2017

12.5.1  Merger of CPFL Jaguariúna

At the Extraordinary General Meetings (“EGM”) held on December 15, 2017, approval was given for the merger of CPFL Jaguariúna  into RGE Sul. Accordingly, the merged company was wound up and RGE Sul became the successor to its assets, rights and obligations.

At the time of the merger, the concepts of CVM Instructions No. 319/99 and 349/01 were applied, which resulted in the recognition of a goodwill rectifying account, generating a tax credit of R$ 99,981 (note 9). To reassess its investments, the Company and CPFL Brasil recognized, proportionally to its investments in RGE Sul, (i) a reassessed concession intangible asset of R$ 148,487 and R$ 45,594 respectively, totaling R$ 194,081, corresponding to the fair value adjustment (value added) of the intangible assets relating to the distribution infrastructure and the right to operate the concession; and (ii) a net adjustment corresponding to the surplus value and decrease in  value in the amounts of R$ 66,607 and R$ 20,452, respectively, corresponding  to the fair value of the provision for tax, civil and labor risks, decrease in value of consumers, and surplus value of indemnification asset. Both amounts are non-deductible for tax purposes for the Company and for CPFL Brasil.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

12.5.2    Grouping of subsidiaries Companhia Luz e Força Santa Cruz, Companhia Leste Paulista de Energia, Companhia Jaguari de Energia, Companhia Sul Paulista de Energia and Companhia Luz e Força de Mococa

On November 21, 2017, ANEEL through Resolution No. 6,723/2017 authorized the grouping of the power distribution companies Companhia Luz e Força Santa Cruz, Companhia Leste Paulista de Energia, Companhia Jaguari de Energia, Companhia Sul Paulista de Energia and Companhia Luz e Força de Mococa, pursuant to Normative Resolution No, 716/2016 of May 3, 2016. Effective as of January 1, 2018, the operations of these subsidiaries are controlled only by Companhia Jaguari de Energia, which adopted the trade name “CPFL Santa Cruz”. This operation was approved by the EGM held on December 31, 2017 at the grouped companies.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

(13) PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
At December 31, 2017	168,494	1,319,257	1,094,777	6,870,389	75,771	7,245	251,192	9,787,125
Historical cost	207,365	2,066,850	1,652,178	9,693,512	122,540	22,026	251,192	14,015,662
Accumulated depreciation	(38,870)	(747,593)	(557,400)	(2,823,123)	(46,769)	(14,782)	-	(4,228,537)

Additions	-	-	-	-	-	-	222,923	222,923
Disposals	-	-	(7,908)	(11,465)	(2,965)	-	-	(22,340)
Transfers	-	5,084	14,092	24,788	9,161	628	(53,753)	-
Transfers from/to other assets - cost	(2,755)	-	(39,029)	41,223	-	6	(4,725)	(5,280)
Depreciation	(6,072)	(59,595)	(45,395)	(327,090)	(14,384)	(640)	-	(453,175)
Write-off of depreciation	-	-	-	4,711	1,680	-	-	6,392
Transfers from/to other assets - depreciation	(994)	-	(7,362)	8,222	(2)	177	-	41
Business combination	-	-	15	645	-	-	-	660

At September 30, 2018	158,673	1,264,745	1,009,191	6,611,425	69,262	7,415	415,637	9,536,347
Historical cost	204,610	2,071,933	1,619,808	9,762,805	128,734	22,659	415,637	14,226,187
Accumulated depreciation	(45,937)	(807,189)	(610,617)	(3,151,380)	(59,473)	(15,244)	-	(4,689,839)

Average depreciation rate	3.86%	3.93%	3.88%	4.55%	13.69%	6.14%

The balance of construction in progress, in the consolidated balances, refers mainly to works in progress of operating and/or under development subsidiaries, especially for the projects of CPFL Renováveis, which has construction in progress of R$ 353,894 at September 30, 2018 (R$ 197,305 at December 31, 2017).

In conformity with CPC 20 (R1) and IAS 23, the interest on borrowings taken by subsidiaries to finance the works is capitalized during the construction phase. In the consolidated balances, in the nine months periods of 2018 R$ 8,077 were capitalized at the rate of 8.49% p.a. (R$ 27,755 , at the rate of 9.99% p.a., in the nine months periods of 2017)  (note 28).

In the consolidated balances, the depreciation amounts are recognized in the statement of profit or loss in line item “Depreciation and amortization” (note 27).

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

(14) INTANGIBLE ASSETS

	Consolidated
	Goodwill	Concession right				Other intangible assets	Total
		Acquired in business combinations	Distribution infrastructure - operational	Distribution infrastructure - in progress	Public utilities
At of December 31, 2017	6,115	4,117,105	5,554,447	825,476	25,904	60,777	10,589,824
Historical cost	6,152	7,558,645	11,442,528	825,476	35,840	174,407	20,043,048
Accumulated Amortization	(37)	(3,441,540)	(5,888,080)	-	(9,936)	(113,630)	(9,453,223)

Additions	-	-	-	1,165,946	-	12,846	1,178,792
Amortization	-	(214,122)	(522,849)	-	(1,065)	(6,928)	(744,965)
Transfer - intangible assets	-	-	485,768	(485,768)	-	-	-
Transfer - financial asset	-	-	53,834	(554,572)	-	-	(500,738)
Disposal and transfer - other assets	-	-	(17,512)	(6,303)	-	5,176	(18,639)
Impairment losses	-	5,130	-	-	-	47	5,177

At of September 30, 2018	6,115	3,908,111	5,553,688	944,779	24,840	71,918	10,509,451
Historical cost	6,152	7,558,645	13,884,186	944,779	35,840	206,543	22,636,145
Accumulated Amortization	(37)	(3,650,533)	(8,330,498)	-	(11,000)	(134,626)	(12,126,694)

In conformity with CPC 20 (R1) and IAS 23, the interest on borrowings taken by subsidiaries is capitalized for qualifying intangible assets. In the consolidated, for the nine month periods of 2018, R$ 12,208 were capitalized at a rate of 7.94% p.a. (R$ 14,460 at a rate of 8.27% p.a. in the nine month periods of 2017).

In the consolidated interim financial statements the amortization of intangible assets is recognized in the statement of profit or loss in the following line items: (i) “depreciation and amortization” for amortization of distribution infrastructure intangible assets, use of public asset and other intangible assets; and (ii) “amortization of concession intangible asset” for amortization of the intangible asset acquired in business combination (note 27).

14.1 Intangible asset acquired in business combinations

The breakdown of the intangible asset related to the right to operate the concessions acquired in business combinations is as follows:

	Consolidated
	September 30, 2018			December 31, 2017	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	2018	2017
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
CPFL Paulista	304,861	(214,492)	90,369	97,858	3.28%	3.28%
CPFL Piratininga	39,065	(26,011)	13,054	14,025	3.32%	3.31%
RGE	3,768	(2,148)	1,619	1,752	4.70%	4.70%
CPFL Geração	54,555	(36,872)	17,683	19,067	3.38%	3.38%
CPFL Jaguari Geração	7,896	(4,054)	3,842	4,044	3.41%	3.41%
CPFL Renováveis	3,717,093	(1,010,849)	2,706,244	2,818,331	4.02%	4.16%
Subtotal	4,127,239	(1,294,427)	2,832,811	2,955,077

Intangible asset acquired and merged – Deductible
RGE	1,120,266	(903,689)	216,578	234,297	2.11%	2.11%
RGE Sul	312,741	(54,510)	258,231	279,553	9.09%	9.09%
CPFL Geração	426,450	(330,938)	95,511	102,987	2.34%	2.34%
Subtotal	1,859,457	(1,289,136)	570,320	616,837

Intangible asset acquired and merged – Reassessed
CPFL Paulista	1,074,026	(778,819)	295,207	319,360	3.00%	3.00%
CPFL Piratininga	115,762	(77,080)	38,682	41,560	3.32%	3.31%
RGE	310,128	(193,856)	116,271	125,785	4.09%	4.09%
CPFL Jaguari Geração	15,275	(8,722)	6,553	6,898	3.01%	3.01%
RGE Sul	56,759	(8,495)	48,264	51,588	7.81%	9.09%
Subtotal	1,571,949	(1,066,971)	504,978	545,191

Total	7,558,645	(3,650,533)	3,908,111	4,117,105

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

(15) TRADE PAYABLES

	Consolidated
	September 30, 2018	December 31, 2017
Current
System service charges	65	413
Energy purchased	3,069,161	2,248,748
Electricity network usage charges	221,559	252,170
Materials and services	398,685	650,538
Free energy	151,959	145,002
Total	3,841,430	3,296,870

Noncurrent
Energy purchased	139,096	128,438

(16) BORROWINGS

The movements in borrowings are as follows:

	Consolidated
	At December 31, 2017	Raised	Repayment	Interest, inflation adjustment and mark to market	Exchange rates	Interest paid	At September 30, 2018
Measured at cost
Local currency
Fixed Rate	900,257	160,932	(129,428)	40,214	-	(38,649)	933,327
Post Fixed Rate
TJLP	3,449,468	122,052	(326,819)	215,564	-	(200,671)	3,259,594
Selic	140,099	-	(25,183)	8,722	-	(2,585)	121,053
CDI	1,541,278	23,360	(926,917)	64,855	-	(127,934)	574,642
IGP-M	57,291	-	(7,788)	7,645	-	(3,559)	53,589
UNBNDES	2,293	-	(370)	559	-	(118)	2,364
Others	74,741	25,305	(39,807)	1,787	-	(860)	61,166
Total at cost	6,165,427	331,649	(1,456,312)	339,347	-	(374,376)	5,005,735

Borrowing costs *	(31,816)	(6,566)	-	11,413	-	-	(26,969)

Measured at fair value
Foreign currency
Dollar	4,698,184	2,666,880	(2,843,064)	125,551	964,310	(116,295)	5,495,566
Euro	218,814	879,500	(215,824)	1,674	45,746	(2,799)	927,111
Mark to market	(58,552)	-	-	(34,584)	-	-	(93,136)
Total at fair value	4,858,446	3,546,380	(3,058,888)	92,642	1,010,056	(119,094)	6,329,542

Total	10,992,057	3,871,463	(4,515,200)	443,401	1,010,056	(493,470)	11,308,307
Current	3,589,607						2,751,778
Non Current	7,402,450						8,556,530

(*) In accordance with CPC 48/IFRS 9, this refers to borrowing costs directly attributable to the issuance of the respective debts.

The detail on borrowings are as follows:

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

			Consolidated
Category	Annual interest		September 30, 2018	December 31, 2017	Maturity range	Collateral
Measured at cost - Local Currency
Prefixed
FINEM	Fixed rate de 2,5% to 8%	(a)	382,407	546,504	2011 to 2024

(i) CPFL Energia guarantee (ii) Liens on equipment and receivables (iii)  Pledge of shares of SPE, authorized by ANEEL and receivables of operation contracts (iv) guarantee of Bioenergia S.A., CPFL Renováveis, CPFL Energia and State Grid.

FINAME	Fixed rate de 2,5% to 10%	(a)	122,334	71,780	2012 to 2025	(i) Liens on equipment (ii) Guarantee of CPFL Renováveis(iii) CPFL Energia guarantee (iv) Liens on assets
FINEP	Fixed rate de 3,5% to 8%		7,552	10,482	2013 to 2021	Bank guarantee
Bank loans	Fixed rate of 9,5% to 10,14% and discount for timely payment of 15% and 25%		421,035	271,492	2009 to 2037	(i) Liens on equipment and receivables (ii) Pledge of shares of SPE, authorized by ANEEL and receivables of operation contracts (iii) SIIF Énergies do Brasil and BVP S.A guarantee
			933,327	900,257
Post-Fixed
TJLP
FINEM	TJLP e TJLP + de 1,72% to 3,4%	(b)	3,220,127	3,406,017	2009 to 2033

(i) Bank guarantee (ii) CPFL Energia guarantee (iii) Pledge of receivables, equipment and assignment of credit and concession rights authorized by ANEEL and shares os SPE (iv) Liens on equipment and receivables (v) guarantee of Bioenergia S.A., CPFL Renováveis, CPFL Energia and State Grid (vi) real estate mortgage

FINAME	TJLP + 2,2% to 4,2%	(b)	21,662	23,181	2017 to 2027	(i) CPFL Energia guarantee (ii) Liens on equipment and receivables
FINEP	TJLP e TJLP -1%		12,438	13,997	2016 to 2024	Bank guarantee
Bank Loans	TJLP + 2,99% to 3,1%		5,367	6,273	2005 to 2023	(i) Pledge of receivables, equipment and assignment of credit and concession rights (ii) CPFL Energia guarantee
			3,259,594	3,449,468
SELIC
FINEM	SELIC + 2,19% to 2,66%	(c)	115,531	134,260	2015 to 2022	(i) SGBP and CPFL Energia guarantee and receivables (ii) CPFL Energia guarantee
FINAME	SELIC + 2,70% to 3,90%		5,522	5,840	2016 to 2022	CPFL Energia guarantee and liens on equipment and receivables
			121,053	140,099
CDI
Bank loans	(i) De 100,00% to 109,50% of CDI (ii) CDI + 0,10% a 1,90%	(c)	246,343	885,715	2012 to 2024	(i) CPFL Energia and CPFL Renováveis guarantee (ii) CPFL Renováveis promissory note (iii) CPFL Energia guarantee
Bank loans	(i) 104% of CDI (ii) CDI + 1,39%		328,299	443,035		No guarantee
Promissory note	(i) 105% of CDI (ii) CDI + 0,5% to 3,40%		-	110,523	2018	CPFL Energia and CPFL Renováveis guarantee
Promissory note	CDI + 3,80%		-	102,006	2017 to 2018	No guarantee
			574,642	1,541,278

IGPM
Bank Loans	IGPM + 8,63%		53,589	57,291	2011 to 2024	(i) Liens on equipment and receivables (ii) Pledge of shares of SPE and rights authorized by ANEEL and receivables of operation contracts

UNBNDES
Bank Loans	UNBNDES + from 1,99% to 5%		2,364	2,293	2006 to 2023	(i) Pledge of shares, credit rights and assignment of credit and concession rights and incomes assignment (ii) CPFL Guarantee
Other
Other	RGR		61,166	74,740	2007 to 2023	(i) Promissory notes, (ii) Bank guarantee, (iii) Credit RIghts; (iv) Pledge of shares; (v) Liens on machinery, equipment and receivables and (vi) CPFL Renováveis guarantee

Total - Local currency			5,005,735	6,165,427

Borrowing costs (*)			(26,969)	(31,816)

Measured at fair value - Foreing Currency
Dollar
Bank Loans (Law 4.131)	US$ + Libor 3 months + from 0,80% to 3%		1,739,484	2,879,241	2017 a 2022	CPFL Energia guarantee and promissory notes
Bank Loans (Law 4.131)	US$ + Libor 3 months + from 0,8% to 1,55%	(c)	351,652	704,572	2017 a 2020	CPFL Energia guarantee and promissory notes
Bank Loans (Law 4.131)	US$ +from 1,93% to 4,32%		3,404,430	1,114,370	2017 a 2021	CPFL Energia guarantee and promissory notes
			5,495,566	4,698,184
Euro
Bank Loans (Law 4.131)	Euro + from 0,42% to 0,96%		927,111	218,814	2019 a 2021	CPFL Energia guarantee and promissory notes

Mark to market			(93,136)	(58,552)

Total in foreign currency			6,329,542	4,858,446

Total			11,308,307	10,992,057

(*) In accordance with CPC 48/IFRS 9, this refers to borrowing costs directly attributable to the issuance of the respective debts., measured at cost.

The subsidiaries hold swaps converting the operating cost of currency variation to interest tax variation in reais. For further information about the considered rates, see note 32.
Effective rate:
(a) 30% to 70% of CDI	(b) 60% to 110% of CDI	(c) 100% to 130% of CDI

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

As segregated in the tables above, in conformity with CPC 48 and IFRS 9, the Group classified their debts as (i) financial liabilities (measured at amortized cost), and (ii) financial liabilities measured at fair value through profit or loss.

The objective of the classification as financial liabilities of borrowings measured at fair value is to compare the effects of the recognition of income and expenses derived from marking to market of derivatives, debt-related derivatives, in order to obtain more relevant and consistent accounting information. At September 30, 2018, the balance of the borrowings measured at fair value was R$ 6,329,542 (R$ 4,858,446 at December 31, 2017).

Changes in the fair values of these borrowings are recognized in the finance income / cost of the Group, except for the component of credit risk calculation, which is recorded in other comprehensive income. At September 30, 2018, the accumulated gains of R$ 93,136 (R$ 58,552 at December 31, 2017) on marking the borrowings to market, offset by the losses of R$ 55,081 (losses of R$ 51,145 at December 31, 2017) of marking to market the derivative financial instruments contracted as a hedge against foreign exchange variations (note 32), resulted in a total net gain of R$ 38,055 (R$ 7,407 at December 31, 2017).

The maturities of the principal of borrowings recorded in noncurrent liabilities are scheduled as follows:

Maturity	Consolidated
From October 1st, 2019	533,606
2020	1,994,417
2021	2,388,861
2022	1,295,992
2023	683,254
2024 to 2028	1,229,206
2029 to 2033	428,749
2034 to 2038	95,302
2039 to 2043	5,498
Subtotal	8,654,885
Mark to market	(98,355)
Total	8,556,530

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

Main additions in the period:

	R$ thousand
	Total approved	Released in 2018	Released net of fundraising costs	Interest payment	Utilization
Local Currency
Prefixed
Bank Loan	170,152	160,932	159,130	Montlhy	Subsidiary's investment plan
Post Fixed
CDI
Bank Loan (a)	16,000	16,000	16,000	Bullet	Working Capital
Bank Loan (a)	7,360	7,360	7,360	Semiannually	Working Capital
TJLP
FINEM	209,510	121,668	120,017	Montlhy	Subsidiary's investment plan
FINAME (a)	79,331	384	384	Quarterly	Acquisition of machinery and equipment
Other
Bank Loan	39,054	25,305	24,894	Montlhy	Subsidiary's investment plan
Foreing Currency
Dollar
Bank Loan (Law 4.131)	2,666,880	2,666,880	2,666,880	Quarterly	Working Capital
Euro
Bank Loan (Law 4.131)	879,500	879,500	879,500	Quarterly	Working Capital
	4,067,787	3,878,029	3,874,165

(a) There is no restrictive financial covenant.

Prepayment:

In the nine months periods of 2018, R$ 1,916,329 were settled in advance relating to borrowings with original maturities from September 2018 to May 2021.

Covenants

Borrowings raised by Group companies require the compliance with certain restrictive financial clauses, under penalty of restriction in the distribution of dividends and/or advance maturity of the related debts. Furthermore, failure to comply with the obligations or restrictions mentioned may result in default in relation to other contractual obligations (cross default), depending on each borrowing agreement. Additionally, borrowings contain non-financial covenants, which are met as per the last calculation period.

For borrowings raised or with funds released in 2018, certain have restrictive clauses related to financial ratios, as follows:

Ratios required for the individual or consolidated financial statements of CPFL Renováveis or its subsidiaries

•         Debt Service Coverage Ratio (ICSD) minimum of 1.3.

•         Company capitalization ratio minimum of 30%.

Ratios required for the individual or consolidated financial statements of CPFL Energia

•         Debt indebtedness divided by EBITDA maximum of 3.75 and

•         EBITDA divided by the financial result minimum of 2.25.

For other borrowings, the details of the covenants are presented in the financial statements as of December 31, 2017.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

The Group’s management monitors these ratios on a systematic and constant basis, so that all conditions are met. The Group’s management believes that all covenants and financial and non-financial clauses whose indicators are measured semiannually and annually are properly complied with, according to the last calculation period, in other words, June 30, 2018 and December 31, 2017, respectively.

(17) DEBENTURES

The movements in debentures are as follows:

	Consolidated
	At December 31, 2017	Raised	Repayment	Interest, inflation adjustment	Interest paid	At September 30, 2018
Post fixed
TJLP	495,408	-	(23,002)	27,910	(2,554)	497,762
CDI	7,446,556	4,010,000	(3,357,966)	457,044	(510,047)	8,045,588
IPCA	1,311,432	416,600	-	95,406	(59,064)	1,764,373
Total at cost	9,253,396	4,426,600	(3,380,968)	580,360	(571,665)	10,307,724

Borrowing costs (*)	(76,870)	(15,506)	-	17,523	-	(74,852)

Total	9,176,526	4,411,094	(3,380,968)	597,883	(571,665)	10,232,872
Current	1,703,073					1,646,527
Non Current	7,473,454					8,586,345

The detail on debentures are as follows :

			Consolidated
Category	Annual Interest		September 30, 2018	December 31, 2017	Maturity range	Collateral

TJLP	TJLP + 1%	(d)	497,762	495,408	2009 to 2029	Liens

CDI	(i) From 105.75% to 129.5% of CDI (ii) CDI + 0.27% to 1.90%	(a)	7,507,093	6,727,437	2015 to 2024	(i) CPFL Energia and CPFL-R guarantee (ii) Guarantee of CPFL Energia | (iii) Unsecured | (iv) Fiduciary assignment of BVP and PCH Holding dividends
	From 107.75% to 114.50% do CDI	(a)	538,495	719,119	2018 to 2022	No guarantee

IPCA	IPCA + from 4.42% to 5.86%	(b) (c)	1,764,373	1,311,432	2019 to 2027	CPFL Energia guarantee

	Total		10,307,724	9,253,396

	Borrowing costs (*)		(74,852)	(76,870)

	Total		10,232,872	9,176,526

Effective rates:
(a) From 105.4% to 144.6% do CDI | CDI + from 0.75% to 4.76%
(b) IPCA + 4.42% to 6.14%
(c) From 101.74% to 103.3% of CDI
(d) TJLP + 3.48%

 (*) In accordance with CPC 48/IFRS 9 this refers to borrowing costs directly attributable to the issuance of the respective debts.

The maturities of the principal of debentures recognized in noncurrent liabilities are as follows:

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

Maturity	Consolidated
From October 1st, 2019	252,580
2020	1,524,339
2021	3,687,624
2022	1,340,076
2023	718,163
2024 to 2028	1,063,563
Total	8,586,345

Main additions in the period:

The amounts obtained from the main additions were used in the investment plan, refinancing of debts and improvement of working capital of subsidiaries and the payment of interest is semiannual.

			R$ thousand
Company	Issue	Quantity issued	Released in 2018	Released net of fundraising costs
Post Fixed
CDI
CPFL Paulista	9th issue	1,380,000	1,380,000	1,379,022
CPFL Piratininga	9th issue	215,000	215,000	214,739
CPFL Brasil	4th issue	115,000	115,000	114,848
CPFL Santa Cruz	2nd issue	190,000	190,000	189,737
RGE	9th issue	220,000	220,000	219,733
RGE Sul	6th issue	520,000	300,000	299,677
CPFL Geração	10th issue	190,000	190,000	189,838
CPFL Geração	11th issue	1,400,000	1,400,000	1,397,949
IPCA
CPFL Piratininga	10ª emissão	197,000	197,000	191,764
RGE Sul	7ª emissão	219,600	219,600	213,787
			4,426,600	4,411,094

Pre-payment

In the nine month periods of 2018, R$2,069,721 of debenture were paid in advance, whose due dates were from April 2019 to October 2020.

RESTRICTIVE COVENANTS

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

The debenture agreements are subject to certain restrictive covenants, including covenants that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. Moreover, these agreements contain restrictive non-financial covenants, which are complied with as per the last  measurement period.

Debentures issued in 2018 are subject to the following covenants:

•         Debt indebtedness divided by EBITDA maximum of 3.75 and

•         EBITDA divided by the financial result minimum of 2.25.

The details of the restrictive conditions for other debts are presented in the Financial Statements of December 31, 2017.

The Group’s management monitors these ratios on a systematic and constant basis, so that all conditions are met. The Group’s management believes that all covenants and clauses whose indicators are measured semiannually and annually are properly complied with, according to the last calculation period, in other words, June 30, 2018 and December 31, 2017, respectively.

(18) PRIVATE PENSION PLAN

The subsidiaries have supplementary retirement and pension plans for their employees, the characteristics of which are described in note 18 to the financial statements for the year ended December 31, 2017.

18.1Movements in the defined benefit plans

The movements in net liability occurred in the period are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Net actuarial liability at December 31, 2017	690,000	141,724	16,424	-	77,623	925,771
Expenses (income) recognized in the statement of profit or loss	46,747	12,279	1,165	(141)	7,383	67,432
Sponsors' contributions transferred during the year/period	(43,439)	(17,357)	(653)	(5,375)	(4,852)	(71,676)
Effect of asset ceiling	-	-	-	5,517	-	5,517
Net actuarial liability at September 30, 2018	693,309	136,646	16,935	-	80,154	927,043
Other contributions	11,653	592	73	7	21	12,347
Total liability	704,962	137,238	17,009	7	80,175	939,390

Current	57,032	18,388	1,170	8	21	76,619
Noncurrent	647,930	118,850	15,838	0	80,154	862,772

The income and expenses recognized as cost of the operation are shown below:

	9 months 2018 accomplished
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Service cost	627	3,273	60	132	2,094	6,186
Interest on actuarial obligations	315,813	85,971	7,581	25,164	36,165	470,694
Expected return on plan assets	(269,691)	(76,965)	(6,477)	(26,964)	(30,876)	(410,973)
Effect of asset ceiling	-	-	-	1,527	-	1,527
Total expense (income)	46,747	12,279	1,165	(141)	7,383	67,432

	9 months 2017 accomplished
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Service cost	531	2,364	54	204	1,615	4,768
Interest on actuarial obligations	357,459	95,670	8,574	28,047	38,205	527,955
Expected return on plan assets	(294,615)	(85,101)	(7,077)	(28,061)	(32,444)	(447,298)
Total expense (income)	63,376	12,933	1,550	190	7,377	85,426

The main assumptions considered in the actuarial calculation, based on the actuarial reports prepared as of  December 31, 2017 and 2016, were as follows:

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

	CPFL Paulista, CPFL Geração and CPFL Piratininga		RGE		RGE Sul
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Nominal discount rate for actuarial liabilities:	9.51% p.a.	10.99% p.a.	9.51% p.a.	10.99% p.a.	9.51% p.a.	10.99% p.a.
Nominal return rate on plan assets:	9.51% p.a.	10.99% p.a.	9.51% p.a.	10.99% p.a.	9.51% p.a.	10.99% p.a.
Estimated rate of nominal salary increase:	6.08% p.a.**	7.00% p.a.	6.13% a.a.	8.15% p.a.	6.10% a.a.	7.29% p.a.
Estimated rate of nominal benefits increase:	4.00% p.a.	5.00% p.a.	4.00% p.a.	5.00% p.a.	4.00% p.a.	5.00% p.a.
Estimated long-term inflation rate (basis for determining the nominal rates above)	4.00% p.a.	5.00% p.a.	4.00% p.a.	5.00% p.a.	4.00% p.a.	5.00% p.a.
General biometric mortality table:	AT-2000 (-10)	AT-2000 (-10)	BREMS sb v.2015	BREMS sb v.2015	BREMS sb v.2015	AT-2000
Biometric table for the onset of disability:	Low Light	Low Light	Medium Light	Medium Light	Medium Light	Medium Light
Expected turnover rate:	ExpR_2012	ExpR_2012*	Null	Null	Null	Null
Likelihood of reaching retirement age:	100% when a beneficiary of the plan first becomes eligible	100% when a beneficiary of the plan first becomes eligible	100% one year after when a beneficiary of the plan first becomes eligible	100% one year after when a beneficiary of the plan first becomes eligible	100% one year after when a beneficiary of the plan first becomes eligible	100% one year after when a beneficiary of the plan first becomes eligible
(*) FUNCESP experience, with aggravation of 40%
** Estimated rate of nominal salary increase of 6.39% p.a for CPFL Piratininga

(19) REGULATORY CHARGES

	Consolidated
	September 30, 2018	December 31, 2017
Financial compensation for the use of water resources	2,521	1,256
Global reversal reserve - RGR	17,253	17,545
ANEEL inspection fee -TFSEE	4,605	2,061
Energy development account - CDE	148,293	262,213
Tariff flags and others	342,243	298,525
Total	514,915	581,600

Energy development account – CDE: Refers to (i) quota for the return of CDE contribution for the period from January, 2013 to January, 2014 in the amount of R$48,481 (R$47,429 at December 31, 2017) and (ii) quota for the return of Regulated Contracting Environment Account (“ACR account”) contribution for the period from February to December, 2014, in the amount of R$99,813 (R$76,649 at December 31, 2017.) At December 31, 2017, there was also a balance relating to the CDE annual quota for 2017, in the amount of R$138,135. The subsidiaries matched the amounts payable and the amounts receivable – CDE (note 11) of the nine months periods  of 2018, in the amount of R$2,647 (R$182,648 in the nine months periods of 2017.)

Tariff flags and others – Refer basically to the amount to be passed through to the Centralizing Account of Tariff Flag Resources (“CCRBT”), whose amount receivable was recognized through the issue of electricity bills (note 25.4)

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

(20) TAXES, FEES AND CONTRIBUTIONS

	Consolidated
	September 30, 2018	December 31, 2017
Current
IRPJ (corporate income tax)	102,260	59,026
CSLL (social contribution on net income)	40,208	22,430
Income tax and social contribution	142,468	81,457

ICMS (State VAT)	442,502	403,492
PIS (tax on revenue)	34,283	32,486
COFINS (tax on revenue)	158,372	141,757
Income tax withholding on interest on capital	10,747	-
Other taxes	41,422	51,111
Other taxes	687,326	628,846

Total current	829,795	710,303

Noncurrent
ICMS (State VAT)	764	-
PIS (Tax on revenue)	-	18,839
PIS/COFINS payment	11,504	-
Other taxes	12,268	18,839

Total noncurrent	12,268	18,839

(21) PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	Consolidated
	September 30, 2018		December 31, 2017
	Provision for tax,civil and labor risks	Escrow Deposits	Provision for tax,civil and labor risks	Escrow Deposits

Labor	204,557	114,459	224,258	122,194

Civil	283,340	105,712	291,388	97,100

Tax
FINSOCIAL	37,528	98,356	33,473	95,903
Income Tax	153,563	396,983	150,020	382,884
Others	210,205	147,920	163,798	140,289
	401,297	643,259	347,291	619,077

Others	108,354	9	98,196	1,620

Total	997,547	863,438	961,134	839,990

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

The movements in the provision for tax, civil, labor and other risks are shown below:

	Consolidated
	December 31, 2017	Additions	Reversals	Payments	Monetary adjustment	September 30, 2018
Labor	224,258	39,672	(28,499)	(51,948)	21,074	204,557
Civil	291,388	86,267	(32,420)	(83,446)	21,551	283,340
Tax	347,291	39,165	(6,611)	(567)	22,019	401,297
Others	98,196	22,091	(7,603)	(8,066)	3,736	108,354
Total	961,134	187,195	(75,133)	(144,029)	68,380	997,547

The provision for tax, civil, labor and other risks was based on the assessment of the risks of losing the lawsuits to which the Group is part, where the likelihood of loss is probable in the opinion of the outside legal counselors and the Management of the Group.

The details of the nature of the provision for tax, civil, labor and other risks and escrow deposits are presented in the Note 21 of the financial statements at December 31, 2017.

Possible losses

The Group is part to other lawsuits in which Management, supported by its external legal counselors, believes that the chances of a successful outcome are possible, that is, it is more likely than not that there will be no disbursement for these cases due to a solid defensive position in these cases. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote.

The claims relating to possible losses at September 30, 2018 and December 31, 2017 were as follows:

	Consolidated
	September 30, 2018	December 31, 2017

Labor	844,573	686,538	Work accidents, risk premium for dangerousness at workplace and overtime
Civil	1,554,615	1,178,671	Personal injury, environmental impacts and overfed tariffs
Tax	5,784,625	5,100,151	ICMS, FINSOCIAL, PIS and COFINS, and Income tax
Regulatory	156,332	140,695	Technical, commercial and economic-financial supervisions
Total	8,340,145	7,106,055

Tax – there is a discussion about the deductibility for income tax of the expense recognized in 1997 relating to the commitment assumed in regard to the pension plan of employees of the subsidiary CPFL Paulista with Fundação CESP in the estimated amount of R$ 1,283,751 with a vinculated escrow deposit in the amount of R$ 206.874  and financial guarantee (letter of guarantee e guarantee insurance).

With respect to labor contingencies, the Group informs that, as described in note 22 to the financial statements as of December 31, 2017, there is a discussion regarding the possibility of changing the adjustment index adopted by the Labor Court, and the discussion status has not changed since then the rate currently used remains valid.

Based on the opinion of their outside legal counselors, the Group’s management believes that the amounts provided for reflect the current best estimate.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

(22) OTHER PAYABLES

	Consolidated
	Current		Noncurrent
	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
Consumers and concessionaires	135,662	93,068	48,163	44,473
Energy efficiency program - PEE	176,672	186,621	118,295	110,931
Research & Development - P&D	101,499	103,308	74,480	68,780
EPE / FNDCT / PROCEL	34,926	15,612	-	-
Reversion fund	1,712	-	14,755	17,750
Advances	411,619	300,214	49,245	22,255
Tariff discounts - CDE	61,579	25,040	-	-
Provision for socio environmental costs	22,438	16,360	109,064	107,814
Payroll	10,862	20,747	-	-
Profit sharing	64,544	80,518	9,016	16,273
Collection agreements	77,368	72,483	-	-
Guarantees	-	-	5,263	5,959
Business combination	7,454	6,927	-	-
Others	29,281	40,408	36,844	32,654
Total	1,135,614	961,306	465,124	426,889

Advances: refer mainly to advances from customers in relation to advance billing by the subsidiary CPFL Renováveis, before the energy or service has actually been provided or delivered.

(23) EQUITY

The shareholders’ interest in the Company’s Equity at September 30, 2018 and December 31, 2017 is shown below:

	Number of shares
	September 30, 2018		December 31, 2017
Shareholders	Common shares	Interest %	Common shares	Interest %
State Grid Brazil Power Participações S.A.	730,435,698	71.76%	730,435,698	71.76%
ESC Energia S.A.	234,086,204	23.00%	234,086,204	23.00%
Members of the Executive Board	189	0.00%	189	0.00%
Other shareholders	53,392,655	5.25%	53,392,655	5.25%
Total	1,017,914,746	100.00%	1,017,914,746	100.00%

The details of the items included in equity are described in the financial statements for the year ended December 31, 2017.

23.1 – Termination of the statutory reserve of the concession financial asset.

The EGM of April 27, 2018 approved the termination of the statutory reserve of the concession financial asset and the transfer of the respective balance of R$ 826,600 to the Retained Earnings account.

(24) EARNINGS PER SHARE

Earnings per share – basic and diluted

The calculation of the basic and diluted earnings per share for the quarters and nine months periods ended at September 30, 2018 and 2017 was based on the profit of the period attributable to controlling shareholder and the weighted average number of common shares outstanding period:

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

	3rd quarter 2018	Nine months of 2018	3rd quarter 2017	Nine months of 2017
Numerator
Profit attributable to controlling shareholders	553,728	1,453,225	331,813	721,173
Denominator
Weighted average number of shares held by shareholders	1,017,914,746	1,017,914,746	1,017,914,746	1,017,914,746

Earnings per share - basic	0.54	1.43	0.33	0.71

Numerator
Profit attributable to controlling shareholders	553,728	1,453,225	331,813	721,173
Dilutive effect of convertible debentures of subsidiary CPFL Renováveis (*)	-	(2,661)	(2,718)	(2,718)
Profit attributable to controlling shareholders	553,728	1,450,564	329,095	718,455

Denominator
Weighted average number of shares held by shareholders	1,017,914,746	1,017,914,746	1,017,914,746	1,017,914,746

Earnings per share - diluted	0.54	1.43	0.32	0.71

(*) Proportional to the percentage of participation of the Company in the subsidiaries.

For the quarter ended at September 30, 2018, the calculation of earnings per share was not affected by the effects of debentures convertible into shares due to the fact that they presented antidilutive effects.

(25) NET OPERATING REVENUE

	Consolidated
	2018		2017
Revenue from Eletric Energy Operations	3rd quarter	Nine months	3rd quarter	Nine months
Consumer class
Residential	3,484,125	9,883,976	2,708,078	8,580,231
Industrial	1,389,034	3,815,006	1,276,260	3,778,892
Commercial	1,478,758	4,392,626	1,228,395	4,048,359
Rural	345,839	1,004,114	273,868	859,869
Public administration	223,098	638,196	176,618	575,827
Public lighting	218,778	557,672	164,093	477,590
Public services	318,919	836,332	249,703	720,235
(-) Adjustment of revenues from excess demand and excess reactive power	-	-	(19,876)	(65,029)
Billed	7,458,552	21,127,922	6,057,138	18,975,975
Unbilled (net)	13,137	983	53,122	(168,362)
(-) Reclassificacion to Network Usage Charge - TUSD - Captive Consumers	(2,651,507)	(8,210,128)	(2,132,292)	(6,959,567)
Electricity sales to final consumers	4,820,182	12,918,777	3,977,969	11,848,045

Furnas Centrais Elétricas S.A.	137,270	407,134	144,208	421,449
Other concessionaires and licensees	1,140,577	2,707,256	931,259	2,206,234
(-) Reclassificacion to Network Usage Charge - TUSD - Captive Consumers	(24,720)	(66,788)	(13,936)	(38,783)
Spot market energy	550,116	1,029,527	1,041,576	1,894,284
Electricity sales to wholesalers	1,803,243	4,077,129	2,103,107	4,483,184

Revenue due to Network Usage Charge - TUSD - Captive Consumers	2,676,227	8,276,916	2,146,228	6,998,350
Revenue due to Network Usage Charge - TUSD - Free Consumers	677,647	1,931,807	514,854	1,578,458
(-) Compensation for non-fulfilment of technical indicators	(10,393)	(40,214)	-	-
(-) Adjustment of revenues from excess demand and excess reactive power	-	-	(5,902)	(18,936)
Revenue from construction of concession infrastructure	462,838	1,203,453	602,337	1,480,699
Sector financial asset and liability (Note 8)	1,088,508	1,942,754	1,244,970	1,049,284
Concession financial asset - fair value adjustment (Note 10)	99,089	302,498	10,399	91,713
Energy development account - CDE - Low-income, Tariff discounts - judicial injunctions ,and other tariff discounts	407,132	1,161,621	334,024	1,071,948
Other revenues and income	149,831	537,976	145,203	377,339
Other operating revenues	5,550,879	15,316,811	4,992,113	12,628,857
Total gross operating revenue	12,174,303	32,312,716	11,073,189	28,960,086

Deductions from operating revenues
ICMS	(1,589,080)	(4,514,384)	(1,271,009)	(4,026,211)
PIS	(189,385)	(501,919)	(164,278)	(439,068)
COFINS	(872,393)	(2,312,034)	(756,678)	(2,022,379)
ISS	(4,427)	(11,974)	(3,844)	(10,438)
Global reversal reserve - RGR	-	(247)	(755)	(2,211)
Energy Development Account - CDE	(1,010,036)	(2,829,494)	(784,740)	(2,399,054)
Research and development and energy efficiency programs	(60,241)	(161,154)	(56,047)	(140,481)
PROINFA	(38,461)	(111,956)	(41,414)	(128,181)
Tariff flags and others	(271,344)	(394,675)	(202,835)	(483,898)
Other	(8,650)	(24,573)	(7,643)	(22,892)
	(4,044,018)	(10,862,411)	(3,289,243)	(9,674,812)
Net operating revenue	8,130,285	21,450,306	7,783,946	19,285,274

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

	2018		2017
Revenue from operations with electricity - in GWh (*)	3rd quarter	Nine months	3rd quarter	Nine months
Consumer class
Residential	4,627	14,704	4,538	14,256
Industrial	3,529	10,297	3,754	10,896
Commercial	2,306	7,579	2,325	7,609
Rural	806	2,820	877	2,811
Public administration	335	1,081	308	1,075
Public lighting	505	1,499	497	1,468
Public services	594	1,738	588	1,600
Billed	12,703	39,719	12,886	39,715
Own consumption	8	26	8	25
Electricity sales to final consumers	12,712	39,745	12,894	39,740

Furnas Centrais Elétricas S.A.	725	2,150	763	2,263
Other concessionaires and licensees	4,979	12,835	5,845	15,532
Spot market energy	1,563	3,152	2,590	6,963
Electricity sales to wholesalers	7,267	18,138	9,197	24,759

	Consolidated
Nº of consumers (*)	September 30, 2018	September 30, 2017
Consumer class
Residential	8,494,251	8,284,900
Industrial	58,634	60,098
Commercial	535,049	545,514
Rural	361,108	357,943
Public Administration	60,667	60,695
Public Lighting	11,556	11,118
Public Services	10,163	9,765
Total	9,531,428	9,330,033

25.1 Adjustment of revenues from excess demand and excess reactive power

The tariff regulation procedure (Proret), sub item 2.7 Other revenues, approved by ANEEL Normative Resolution No. 463 of November 22, 2011, determined that revenues of the distribution subsidiaries received as a result of excess demand and excess reactive power, from the contractual tariff review date for the 3rd periodic tariff review, must be accounted for as special obligations, in specific sub-accounts, and will be amortized from the next tariff review. Beginning May 2015 for subsidiary CPFL Piratininga, September 2015 for subsidiary Companhia Jaguari de Energia (CPFL Santa Cruz) and November 2017 for subsidiaries CPFL Paulista and RGE Sul and January 2018 for the subsidiary RGE, due to the 4th cycle of periodic tariff review, this special obligation started being amortized and the new values from the excess demand and excess reagents started being recognized in sector financial assets and liabilities and will only be amortized when the 5th cycle of periodic tariff review is approved.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

25.2  Periodic tariff review (“RTP”) and Annual tariff adjustment (“RTA”)

		2018		2017
Distributor	Month	RTA	Effect perceived by consumers (a)	RTA / RTP	Effect perceived by consumers (a)
CPFL Paulista	April	12.68%	16.90%	-0.80%	-10.50%
CPFL Piratininga	October (b)	20.01%	19.25%	7.69%	17.28%
RGE	June	21.27%	20.58%	3.57%	5.00%
RGE Sul	April	18.45%	22.47%	-0.20%	-6.43%
CPFL Santa Cruz	March	(c)	(c)	-1.28%	-10.37%
CPFL Leste Paulista	March	(c)	(c)	0.76%	-3.28%
CPFL Jaguari de Energia (CPFL Santa Cruz)	March	5.71%	(c)	2.05%	-8.42%
CPFL Sul Paulista	March	(c)	(c)	1.64%	-4.15%
CPFL Mococa	March	(c)	(c)	1.65%	-2.56%

(a)   Represents the average effect perceived by the consumer, as a result of the elimination from the tariff base of financial components that had been added in the prior tariff adjustment.

(b)   As mentioned in note 34.1, in October 2018 the controlled CPFL Piratininga had an RTA.

(c)   As mentioned in note 12.5.2, at March 31, 2018, the EGM approved the grouping of subsidiaries Companhia Luz e Força Santa Cruz, Companhia Leste Paulista de Energia, Companhia Jaguari de Energia, Companhia Sul Paulista de Energia e Companhia Luz and Força de Mococa In accordance with Normative Resolution No716, of May 3, 2016, until the first tariff review of the grouped concessionaire, which will take place in March 2021, ANEEL may apply the procedure that divides over time the variation in the tariffs of the former concessions and the unified tariff. This occurred in the tariff adjustment of March 2018.

On March 13, 2018, the ANEEL published REH No. 2,376, which set the average annual tariff adjustment of Companhia Jaguari de Energia (“CPFL Santa Cruz”), effective as of March 22, 2018, at 5.71%, 4.41% regarding the economic tariff adjustment and 1.30% regarding relevant financial components. The average effect to be perceived by consumers of the original concessions are:

	Jaguari	Mococa	Leste Paulista	Sul Paulista	Santa Cruz
Effect perceived by consumers	21.15%	3.40%	7.03%	7.50%	5.32%

25.3  Energy Development Account (CDE) – Low income, other tariff subsidies and tariff discounts - injunctions

All details on the CDE contribution are disclosed in notes 25.3 to the financial statements as of December 31, 2017.

In the nine months periods of 2018, a revenue of R$1,161,621 was recognized (R$1,071,948 in the nine months periods of 2017), considering (i) R$58,984 for low-income subsidy (R$75,509 in the nine months periods of 2017), (ii) R$1,034,722 for other tariff discounts (R$908,434 in the nine months periods of 2017), and (iii) R$67,915 for tariff discounts – CCRBT injunctions and subsidy (R$88,005 in the nine months periods of 2017); These items were recorded as a balancing item to other receivables in line item Receivables – CDE (note 11) and other payables in line item Tariff discounts – CDE (note 22.)

25.4 Tariff flags

The system of Tariff Flags application is described in note 25.4 to the financial statements as of December 31, 2017.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

In the nine months periods of 2018, ANEEL approved the Tariff Flags billed from November 2017 to July 2018. The amount approved in this period was R$651,010. Out of this amount, R$297,340, referring to November and December 2017, were used to offset part of the sector financial asset and liability (note 8) and R$ 353,670, referring to the January to July 2018 approval, due to Closing Order No. 4,356 of December 22, 2017, were classified as sector financial asset and liability. The amount of R$ 342,231, with respect to the tariff flag billed for August and September 2018, was not approved and is recorded in regulatory fees (note 17).

25.5 Energy development account (“CDE”)

ANEEL, by means of Ratifying Resolution (“REH”) No. 2,358 of December 19, 2017, amended by REH No. 2,368 of February 9, 2018, established the definitive annual quotas of CDE for the year 2018. These quotas comprise: (i) annual quota of the CDE – USAGE account; and (ii) quota of the CDE – Energy account, related to part of the CDE contributions received by the electric energy distribution concessionaires in the period from January 2013 to January 2014, which should be charged from consumers and passed on to the CDE Account in up to five years from the RTE of 2015.Nevertheless, ANEEL (Brazilian Electricity Regulatory Agency) through Public Hearing 37/2018 reviewed the 2018 budget and determined a new quota for the energy development account “CDE – USO”) for the months from September to December 2018 and maintained unaltered the quota for “CDE – Energia”, according to Ratifying Resolution REH 2,446 of September 4, 2018.Furthermore, by means of REH No. 2.004 of December 15, 2015, ANEEL established another quota intended for the amortization of the ACR Account, whose amount were updated by REH No. 2.231, of April 25, 2017, with payment and transfer to the CDE Account for the period of April 2017 to March 2018. The same resolution defined the amounts for the period of April 2018 to March 2020.

(26) COST OF ELECTRIC ENERGY

	Consolidated
	2018		2017
Electricity Purchased for Resale	3rd quarter	Nine months	3rd quarter	Nine months
Itaipu Binacional	750,502	2,025,308	595,889	1,763,987
PROINFA	81,977	250,095	73,538	216,474
Energy purchased through auction in the regulated market and bilateral contracts and spot market	4,659,996	11,077,318	4,581,550	10,465,641
PIS and COFINS credit	(489,642)	(1,185,978)	(478,219)	(1,134,417)
Subtotal	5,002,833	12,166,742	4,772,758	11,311,684

Electricity Network Usage Charge
Basic network charges	487,066	1,630,075	491,691	988,004
Transmission from Itaipu	70,748	198,402	66,358	96,896
Connection charges	45,840	116,243	30,950	90,764
Charges for use of the distribution system	13,225	34,647	7,515	29,581
System service charges - ESS net of CONER transfer (*)	(178,222)	(138,472)	(75,657)	(224,185)
Reserve energy charges - EER	(279)	134,933	(74)	(91)
PIS and COFINS credit	(39,749)	(189,350)	(47,457)	(87,399)
Subtotal	398,629	1,786,478	473,326	893,571

Total	5,401,462	13,953,219	5,246,084	12,205,255

(*) Energy reserve account

	Consolidated
	2018		2017
Electricity Purchased for Resale - in GWh (*)	3rd quarter	Nine months	3rd quarter	Nine months
Itaipu Binacional	2,806	8,310	2,972	8,806
PROINFA	282	806	297	834
Energy purchased through auction in the regulated market and bilateral contracts and spot market	14,956	45,542	16,387	48,965
Total	18,044	54,659	19,656	58,605

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

(27) OPERATING COSTS AND EXPENSES

	3rd quarter
					Operating Expenses
	Operating costs		Services Rendered to Third Parties		Sales		General		Other		Total
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Personnel	220,028	217,549	-	1	43,873	40,862	80,188	70,769	-	-	344,089	329,180
Private Pension Plans	22,477	28,483	-	-	-	-	-	-	-	-	22,477	28,483
Materials	56,796	62,466	199	558	2,753	(305)	2,309	6,733	-	-	62,057	69,452
Third party services	45,288	59,930	659	501	41,483	40,466	74,480	72,923	-	-	161,910	173,821
Depreciation and amortization	290,664	290,885	-	-	1,002	1,304	24,696	21,140	-	-	316,362	313,329
Costs of infrastructure construction	-	-	462,799	598,698	-	-	-	-	-	-	462,799	598,698
Others	26,521	39,115	(1)	(3)	67,824	52,498	85,098	27,815	106,629	105,702	286,071	225,127
Collection fees	-	2,915	-	-	22,058	18,045	-	-	-	-	22,058	20,960
Allowance for doubtful accounts	-	-	-	-	45,495	32,817	-	-	-	-	45,495	32,817
Leases and rentals	11,411	12,957	-	-	-	33	5,512	4,698	-	-	16,923	17,688
Publicity and advertising	8	60	-	-	-	41	4,813	4,527	-	-	4,821	4,628
Legal, judicial and indemnities	-	-	-	-	-	(40)	68,852	8,402	-	-	68,852	8,362
Donations, contributions and subsidies	562	17	-	-	-	-	1,045	704	-	-	1,607	721
Gain (loss) on disposal, retirement and other noncurrent assets	-	-	-	-	-	-	-	-	35,309	50,414	35,309	50,414
Amortization of concession intangible asset	-	-	-	-	-	-	-	-	71,327	71,294	71,327	71,294
Amotization of the risk premium paid -GSF	4,267	2,398	-	-	-	-	-	-	-	-	4,267	2,398
Fee for the use of water	3,892	1,402	-	-	-	-	-	-	-	-	3,892	1,402
Others	6,381	19,365	(1)	(3)	271	1,603	4,876	9,485	(7)	(16,006)	11,520	14,443
Total	661,775	698,427	463,655	599,755	156,935	134,824	266,771	199,380	106,629	105,702	1,655,765	1,738,089

	Nine months
					Operating Expenses
	Operating costs		Services Rendered to Third Parties		Sales		General		Other		Total
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Personnel	662,516	639,033	-	2	127,140	126,445	244,566	232,862	-	-	1,034,222	998,342
Private Pension Plans	67,432	85,426	-	-	-	-	-	-	-	-	67,432	85,426
Materials	166,750	162,061	552	856	6,676	4,432	14,058	14,659	-	-	188,036	182,008
Third party services	148,794	198,894	1,706	1,285	121,223	123,734	226,840	224,297	-	-	498,563	548,210
Depreciation and amortization	906,401	852,521	-	-	3,098	4,146	68,032	70,109	-	-	977,531	926,776
Costs of infrastructure construction	-	-	1,203,405	1,478,990	-	-	-	-	-	-	1,203,405	1,478,990
Others	52,167	117,091	(5)	(5)	175,849	167,722	153,439	174,243	295,955	299,048	677,405	758,098
Collection fees	-	8,741	-	-	62,724	52,090	-	-	-	-	62,724	60,831
Allowance for doubtful accounts	-	-	-	-	113,737	118,885	-	-	-	-	113,737	118,885
Leases and rentals	32,776	38,832	-	-	-	(128)	16,622	14,055	-	-	49,398	52,759
Publicity and advertising	9	187	-	-	-	41	11,014	12,040	-	-	11,023	12,267
Legal, judicial and indemnities	-	-	-	-	-	(40)	112,603	122,025	-	-	112,603	121,985
Donations, contributions and subsidies	596	71	-	-	-	2	3,213	3,262	-	-	3,809	3,335
Gain (loss) on disposal, retirement and other noncurrent assets	-	-	-	-	-	-	-	-	87,719	99,689	87,719	99,689
Amortization of concession intangible asset	-	-	-	-	-	-	-	-	214,122	215,526	214,122	215,526
Amotization of the risk premium paid -GSF	9,813	7,195	-	-	-	-	-	-	-	-	9,813	7,195
Fee for the use of water	8,170	6,365	-	-	-	-	-	-	-	-	8,170	6,365
Impairment Reversal	-	-	-	-	-	-	-	-	(5,837)	-	(5,837)	-
Others	803	55,701	(5)	(5)	(612)	(3,128)	9,987	22,861	(49)	(16,167)	10,124	59,262
Total	2,004,060	2,055,025	1,205,658	1,481,128	433,986	426,479	706,936	716,170	295,955	299,048	4,646,595	4,977,850

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

(28) FINANCE INCOME (COSTS)

	Consolidated
	3rd quarter 2018	Nine months 2018	3rd quarter 2017	Nine months 2017
Financial income
Income from financial investments	54,792	175,598	94,177	383,653
Late payment interest and fines	70,170	203,103	60,858	203,693
Adjustment for inflation of tax credits	7,798	12,560	9,866	14,821
Adjustment for inflation of escrow deposits	10,277	28,083	13,847	39,911
Adjustment for inflation and exchange rate changes	21,658	50,766	20,848	50,125
Discount on purchase of ICMS credit	5,622	24,617	3,501	9,281
Adjustments to the sector financial asset (note 8)	22,896	44,711	(1,105)	-
PIS and COFINS on other finance income	(11,756)	(34,613)	(10,118)	(37,298)
PIS and COFINS on interest on capital	-	10	(1,545)	(1,574)
Others	31,131	73,983	15,224	46,283
Total	212,587	578,817	205,553	708,896

Finance costs
Interest on debts	(321,098)	(1,002,617)	(393,441)	(1,321,202)
Adjustment for inflation and exchange rate changes	(136,423)	(299,148)	(98,415)	(436,458)
(-) Capitalized interest	7,475	20,284	8,057	42,215
Adjustments to the sector financial liability ( note 8)	2,521	-	(30,390)	(80,781)
Use of public asset - UBP	(5,196)	(13,691)	(1,031)	(4,660)
Others	(38,840)	(115,811)	(33,732)	(105,717)
Total	(491,560)	(1,410,983)	(548,953)	(1,906,602)

Finance expense, net	(278,973)	(832,166)	(343,400)	(1,197,706)

Interests were capitalized at an average rate of 8.16% p.a. in the nine months periods of 2018 (9.40% p.a. in the nine months periods of 2017) on qualifying assets, in accordance with CPC 20 (R1) and IAS 23.

In line item of adjustment for inflation and exchange rate changes, the expense includes the effects of gains of R$ 870,138  in the nine months periods of 2018 (loss of R$ 299,160 in the nine months periods of 2017) on derivative instruments (note 32).

(29) SEGMENT INFORMATION

The segregation of the Group’s operating segments is based on the internal financial information and management structure and is made by type of business: electric energy distribution, electric energy generation (conventional and renewable sources), electric energy commercialization and services rendered activities.

Profit or loss, assets and liabilities per segment include items directly attributable to the segment, as well as those that can be allocated on a reasonable basis, if applicable. Prices charged between segments are determined based on similar market transactions. Note 1 presents the subsidiaries according to their areas of operation and provides further information on each subsidiary and its business line and segment.

As of 2018, due to the way the Group’s new management monitors the segment results, intangible assets acquired in business combination that were previously allocated to the respective segments started to be presented in the parent company in which it is recorded, in the segment “Others.” In order to keep the comparability, 2017’ information are been disclosed in the same criteria.

The information segregated by segment is presented below, according to the criteria established by the Group’s officers:

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

		Generation (conventional source)
Nine months 2018	Distribution		Generation (renewable source)	Commercialization	Services	Subtotal	Other (*)	Elimination	Total

Net operating revenue	17,301,241	499,617	1,071,568	2,531,852	46,027	21,450,305	-	-	21,450,306
(-) Intersegment revenues	5,663	359,794	348,667	1,803	333,677	1,049,604	-	(1,049,604)	-
Cost of electric energy	(11,917,907)	(67,625)	(261,682)	(2,420,352)	-	(14,667,567)	-	714,347	(13,953,219)
Operating costs and expenses	(3,111,095)	(73,053)	(248,216)	(31,285)	(300,574)	(3,764,223)	(25,975)	335,257	(3,454,942)
Depreciation and amortization	(570,361)	(87,618)	(467,870)	(1,795)	(16,821)	(1,144,465)	(47,188)	-	(1,191,653)
Income from electric energy service	1,707,540	631,115	442,466	80,223	62,309	2,923,654	(73,163)	-	2,850,491
Equity	-	240,982	-	-	-	240,982	-	-	240,982
Finance income	413,535	54,899	94,610	32,122	4,458	599,624	15,996	(36,803)	578,817
Finance expenses	(662,568)	(259,824)	(469,410)	(45,379)	(5,106)	(1,442,287)	(5,499)	36,803	(1,410,983)
Profit (loss) before taxes	1,458,507	667,171	67,667	66,966	61,661	2,321,973	(62,666)	-	2,259,307
Income tax and social contribution	(537,381)	(131,776)	(55,682)	(24,032)	(15,489)	(764,360)	857	-	(763,503)
Profit (loss) for the period	921,126	535,395	11,985	42,934	46,172	1,557,613	(61,809)	-	1,495,804
Total assets (**)	25,677,109	7,070,885	12,655,398	1,509,467	468,671	47,381,529	10,045,769	(12,716,025)	44,711,274
Purchases of PP&E and intangible assets	1,152,468	5,785	173,956	2,136	35,034	1,369,379	465	-	1,369,844

Nine months 2017 (**)	Distribution	Generation (conventional source)	Generation (renewable source)	Commercialization	Services	Subtotal	Other (*)	Elimination	Total
Net operating revenue	15,320,657	563,637	996,327	2,362,076	41,296	19,283,993	1,280	-	19,285,274
(-) Intersegment revenues	6,221	331,662	371,592	7,833	304,699	1,022,006	-	(1,022,006)	-
Cost of electric energy	(10,379,696)	(98,674)	(223,797)	(2,219,912)	-	(12,922,079)	-	716,824	(12,205,255)
Operating costs and expenses	(3,380,696)	(125,355)	(276,862)	(32,537)	(285,255)	(4,100,705)	(40,025)	305,182	(3,835,548)
Depreciation and amortization	(524,223)	(90,427)	(461,530)	(2,409)	(14,384)	(1,092,973)	(49,329)	-	(1,142,302)
Income from electric energy service	1,042,263	580,843	405,729	115,051	46,355	2,190,241	(88,073)	-	2,102,168
Equity	-	252,709	-	-	-	252,709	-	-	252,709
Finance income	472,317	92,188	106,957	18,052	7,260	696,774	25,037	(12,915)	708,896
Finance expenses	(951,288)	(357,266)	(494,239)	(42,799)	(5,005)	(1,850,596)	(68,921)	12,915	(1,906,602)
Profit (loss) before taxes	563,292	568,476	18,448	90,304	48,610	1,289,129	(131,957)	-	1,157,171
Income tax and social contribution	(235,340)	(99,848)	(50,044)	(29,467)	(10,861)	(425,560)	13,879	-	(411,680)
Profit (loss) for the period	327,952	468,628	(31,597)	60,837	37,749	863,569	(118,077)	-	745,490
Total assets (**)	22,040,918	7,113,427	12,856,002	1,378,814	454,961	43,844,122	9,103,854	(11,665,064)	41,282,912
Purchases of PP&E and intangible assets	1,264,243	3,197	565,671	2,100	40,909	1,876,120	751	-	1,876,871

(*) Others – refer basically to assets and transactions which are not related to any of the identified segments. Of total assets, the amount of R$ 9,790,873 reffers to the investment of CPFL Energia in the subsidiaries ( R$ 8,557,673 in December 31, 2017).

(**)For total assets, the balances refer to December 31, 2017.

(30) RELATED PARTY TRANSACTIONS

At of September 30, the Company’s controlling shareholders are as follows:

•   State Grid Brazil Power Participações S.A.

Indirect subsidiary of State Grid Corporation of China, a Chinese state-owned company primarily engaged in developing and operating businesses in the electric energy sector.

•   ESC Energia S.A.

Subsidiary of State Grid Brazil Power Participações S.A.

The direct and indirect interests in operating subsidiaries are described in note 1.

Controlling shareholders, subsidiaries, associates, joint ventures and entities under common control and that in some way exercise significant influence over the Company and its subsidiaries and associates were considered as related parties.

The main transactions are disclosed in note 30 to the financial statements for the year ended December 31, 2017:

To ensure that the trading transactions with related parties are conducted under usual market conditions, the Group set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, of the Company and an independent member, which analyzes the main transactions with related parties.

The total compensation of key management personnel in the nine months periods of 2018, in accordance with CVM Decision 560/2008, was R$ 57,440 (R$ 50,675 in the nine months periods of 2017). This amount comprises R$ 56,018 (R$ 49,625 in the nine months periods of 2017) in respect of short-term benefits and R$ 1,478 (R$ 925 in the nine months periods of 2017) of post-employment benefits, and a recovery of R$ 56 of expenses related to other long-term benefits ( R$ 126 in the nine months periods of 2017) .

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

Transactions with entities under common control basically refers to transmission system charge paid by the Company’s subsidiaries to the direct or indirect  subsidiaries of State Grid Corporation of China.

Transactions involving controlling shareholders, entities under common control or  significant influence and joint ventures:

	Consolidated
	ASSETS		LIABILITIES		INCOME		EXPENSES
	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017	Nine months 2018	Nine months 2017	Nine months 2018	Nine months 2017
Advances
BAESA – Energética Barra Grande S.A.	-	-	665	691	-	-	-	-
Foz do Chapecó Energia S.A.	-	-	943	979	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	1,169	1,212	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	-	-	424	440	-	-	-	-

Energy purchase and sales, and charges
Entities under common control (State Grid of China subsidiaries)	-	-	53,154	13,330	-	-	112,070	65,075
BAESA – Energética Barra Grande S.A.	-	-	4,166	13,169	-	-	34,574	50,527
Foz do Chapecó Energia S.A.	-		77,209	37,415	-	-	371,501	284,399
ENERCAN - Campos Novos Energia S.A.	867	823	79,024	51,381	8,075	6,568	266,583	211,011
EPASA - Centrais Elétricas da Paraiba	-	-	46,964	19,458	-	-	118,043	94,768

Intangible Assets, property plant and equipment, materials and service rendered
BAESA – Energética Barra Grande S.A.	2	153	-	-	1,228	1,181	-	-
Foz do Chapecó Energia S.A.	13	2	-	-	1,396	1,307	-	-
ENERCAN - Campos Novos Energia S.A.	-	152	-	-	12	1,242	-	-
EPASA - Centrais Elétricas da Paraíba S.A.	633	416	-	-	226	(544)	-	-

Intragroup loans
EPASA - Centrais Elétricas da Paraíba S.A.	-	-	-	-	1	327	-	-

Dividends and interest on capital						-	-	-
BAESA – Energética Barra Grande S.A.	-	108	-	-	-	-	-	-
Chapecoense Geração S.A.	14,129	32,734	-	-	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	50,649	21,184	-	-	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	33,779	-		-	-

Others
Instituto CPFL	-	-	-	-	-	-	3,657	2,893

(31) RISK MANAGEMENT

The risk management structure and the main risk factors that affect the Group’s business are disclosed in note 32 to the financial statements for the year ended December 31, 2017.

(32) FINANCIAL INSTRUMENTS

The main financial instruments, at fair value and/or the carrying amount is significantly different of the respective fair value, classified in accordance with the Group’s accounting practices, are:

				Consolidated
				September 30, 2018
	Note	Category / Measurement	Level(*)	Carrying amount	Fair value
Assets
Cash and cash equivalent	5	(a)	Level 1	513,871	513,871
Cash and cash equivalent	5	(a)	Level 2	3,064,967	3,064,967
Derivatives	32	(a)	Level 2	916,404	916,404
Derivatives - Zero-cost collar	32	(a)	Level 3	14,813	14,813
Concession financial asset - distribution	10	(a)	Level 3	7,115,809	7,115,809
				11,625,864	11,625,864

Liabilities
Borrowings - principal and interest	16	(b)	Level 2 (***)	4,979,510	(4,972,062)
Borrowings - principal and interest (**)	16	(a)	Level 2	6,328,797	6,328,797
Debentures - Principal and interest	17	(b)	Level 2 (***)	10,232,871	(10,074,744)
Derivatives	32	(a)	Level 2	39,999	39,999
				21,581,177	21,415,602
(*) Refers to the hierarchy for fair value measurement
(**) As a result of the initial designation of this financial liability, the consolidated balances reported a gain of R$ 34.584 in nine months of 2018 (a loss of R$ 61.378 in the 9 months of 2017 ).
(***) Only for disclosure purposes, in accordance with CPC 40 (R1) / IFRS 7

Key
Category:
(a) - Measured at fair value through profit or loss
(b) - Measured at amortized cost

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

The financial instruments for which the carrying amounts approximate the fair values, due to their nature, at the end of the reporting period are:

•       Financial assets: (i) consumers, concessionaires and licensees, (ii) leases, (iii) intercompany loans between associates, subsidiaries and parent company, (iv) receivables – CDE, (v) concession financial asset – transmission companies, (vi) pledges, funds and restricted deposits, (vii) services rendered to third parties, (viii) collection agreements and (ix) sector financial asset;

•       Financial liabilities: (i) trade payables, (ii) regulatory charges, (iii) use of public asset, (iv) consumers and concessionaires, (v) FNDCT/EPE/PROCEL, (vi) collection agreement, (vii) reversal fund, (viii) payables for business combination, (ix) tariff discounts – CDE and (x) sector financial liability.

In addition, in the nine months periods of 2018 there were no transfers between the fair value hierarchy levels.

a)     Measurement of financial instruments

As mentioned in note 4, the fair value of a security corresponds to its maturity value (redemption value) adjusted to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest curve, in Brazilian reais.

CPC 40 (R1) and IFRS 7 require the classification into a three-level hierarchy for fair value measurement of financial instruments, based on observable and unobservable inputs related to the measurement of a financial instrument at the measurement date.

CPC 40 (R1) and IFRS 7 also define observable inputs as market data obtained from independent sources and unobservable inputs as those that reflect market assumptions.

The three levels of the fair value hierarchy are:

Level 1: Quoted prices in an active market for identical instruments;

Level 2: Observable inputs other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3: Instruments whose relevant factors are not observable market inputs.

As the distribution concessionaries classified the respective concession financial assets as fair value through profit or loss, the relevant factors for fair value measurement are not publicly observable. Therefore, the fair value hierarchy classification is level 3. The movements and respective gains (losses) in profit for or loss at the nine months periods are R$ 310,779 (R$ 97,155 in the nine months periods of 2017) and the main assumptions are described in note 10.

Additionally, the main assumptions used in the fair value measurement of the zero-cost collar derivative, the fair value hierarchy of which is Level 3, are disclosed in note 32 b.1.

The Company recognizes in “Investments at cost” in the interim financial statements the 5.94% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S.A. (“Investco”), in the form of 28,154,140 common shares and 18,593,070 preferred shares. As Investco’s shares are not traded on the stock exchange and the main objective of its operations is to generate electric energy for commercialization by the shareholders holding the concession, the Company opted to recognize the investment at cost.

b)    Derivatives

The Group has the policy of using derivatives to hedge against the risks of fluctuations in exchange and interest rates, without any speculative purposes. The Group has currency hedges in a volume compatible with the net exchange exposure, including all assets and liabilities tied to exchange rate changes.

The hedging instruments entered into by the Group are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodic adjustments. Furthermore, in 2015 the subsidiary CPFL Geração contracted a zero-cost collar derivative (see item b.1 below).

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

As a large part of the derivatives entered into by the subsidiaries have their terms fully aligned with the hedged debts, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were designated for the accounting recognition at fair value (note 16). Other debts that have terms different from the derivatives contracted as a hedge continue to be recognized at amortized cost. Furthermore, the Group did not adopt hedge accounting for transactions with derivative instruments.

At September 30, 2018, the Group had the following swap transactions, all traded on the over-the-counter market:

	Fair values (carrying amounts)
Strategy	Assets	Liabilities	Fair value, net	Values at cost, net (1)	Gain (loss) on mark to market	Currency / debt index	Currency /swap index	Maturity range	Nocional
Derivatives to hedge debts designated at fair value
Exchange rate hedge
Bank Loans - Law 4.131	858,569	(1,915)	856,654	896,723	(40,070)	US$ + (Libor 3 months + 0.8% to 3.0%) or (1.93% to 4.32%)	99.80% to 116% of CDI	Oct-18 to Mar-22	4,556,539
Bank Loans - Law 4.131	35,276	(6,909)	28,367	43,379	(15,011)	Euro + 0.42% to 0.96%	102% to 105.8% of CDI	Apr-19 to Mar-22	879,500
	893,845	(8,824)	885,021	940,102	(55,081)

Derivatives to hedge debts not designated at fair value
Price index hedge
Debentures	22,560	(9,296)	13,264	20,839	(7,575)	IPCA + 5.8% to 5.86%	100.15% to 104.3% of CDI	Apr-19 to Aug-25	487,069

Interest rate hedge
Debentures / Bank Loans - Law 4.131	-	(21,879)	(21,879)	(19,391)	(2,488)	CDI	interest of 6.61% to 8.02%	Jan-19	8,336,888
	-	(21,879)	(21,879)	(19,391)	(2,488)

Other (2):
Zero cost collar	14,813	-	14,813	742	14,070	US$	(note 32 b.1)	From Jul-18 to Sep-20	49,077

Total	931,217	(39,999)	891,219	942,292	(51,073)

Current	446,815	(32,648)
Noncurrent	484,402	(7,350)

For further details on terms and information on debts and debentures, see notes 16 and 17

(1) The value at cost are the derivative amount without the respective mark to market, while the notional refers to the balance of the debt and is reduced according to the respective amortization;

(2) Due to the characteristics of this derivative (zero-cost collar), the notional amount is presented in U.S. dollar.

	Consolidated
	At December 31, 2017	Interest, inflation adjustment, exchange rate and mark to market	Repayment	At September 30, 2018
Derivatives
To hedge debts designated at fair value	526,148	928,704	(514,750)	940,102
To hedge debts not designated at fair value	17,881	(13,315)	(3,118)	1,448
Other (zero cost collar)	-	11,995	(11,253)	742
Mark to market (*)	9,095	(60,168)	-	(51,073)
	553,124	867,216	(529,121)	891,219

(*) The effects on the income and comprehensive income of 2018 related to the fair value adjustments (MTM) of the derivatives are: (i) gain of R$ 3,936 for the debts designated at fair value, (ii) a loss of R$ 18,244 for non- designated at fair value and (iii) loss of R$ 37,988 for other derivatives (zero cost collar).

As mentioned above, certain subsidiaries elected to mark to market debts for which they have fully debt-related derivatives instruments (note 16).

The Group has recognized gains and losses on their derivatives. However, as these derivatives are used as a hedging instrument, these gains and losses minimized the impacts of fluctuations in exchange and interest rates on the hedged debts. For the quarters and nine months periods ended at September 30, 2018 and 2017, the derivatives generated the following impacts on the consolidated profit or loss, recognized in the line item of Finance costs on adjustment for inflation and exchange rate changes and in the consolidated comprehensive income in the credit risk in the market to market.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

	Gain (Loss) on income				Gain (Loss) in comprehensive income
	2018		2017		2018
Hedged risk / transaction	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months

Interest rate variation	(7,922)	(13,315)	330	(161)	-	-
Mark to Market	(13,512)	(17,940)	4,290	9,637	113	(267)
Exchange variation	281,435	940,699	(204,424)	(323,480)	-	-
Mark to Market	(12,454)	(39,306)	(660)	14,844	12	(2,359)
				1
	247,547	870,138	(200,464)	(299,160)	125	(2,626)

b.1) Zero-cost collar derivative transactions entered into by CPFL Geração

In 2015, the subsidiary CPFL Geração entered into a transaction involving put options and call options in US$, both having the same institution as counterpart, and that combined are featured as a transaction usually known as zero-cost collar. Entering into this transaction does not have any speculative purpose, in as much as it is aimed at minimizing any negative impacts on future revenue of the joint venture ENERCAN, which has electric energy sale agreements with annual adjustment of part of the tariff based on the dollar variation. In addition, according to Management’s view, the scenario in 2015 was favorable to enter into this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there is no initial cost for this type of transaction.

The total amount contracted was US$ 111,817, with due dates between October 1, 2015 and September 30, 2020. At September 30, 2018, the total amount contracted was US$ 49,077, considering the options already settled until this date. The strike prices of the dollar options vary from R$ 4.20 to R$ 4.40 for put options and from R$ 5.40 to R$7.50 for call options.

These options were measured at fair value in a recurring manner, as required by IFRS 9 /CPC 48. The fair value of the options that are part of this transaction was calculated based on the following assumptions:

Valuation technique(s) and key information

We used the Black Scholes Option Pricing Model, which aims to obtain the fair price of the options involving the following variables: value of the asset, strike price of the option, interest rate, term and volatility.

Significant unobservable inputs	Volatility determined based on the average market pricing calculations, future dollar and other variables applicable to this specific transaction, with average variation of 22.64%.
Relationship between unobservable inputs and fair value (sensitivity)

A slight rise in long-term volatility, analyzed separately, would result in an insignificant increase in fair value. If the volatility were 10% higher and all the other variables remained constant, the net carrying amount (asset) would increase by R$ 1,061, resulting in a net asset of R$ 15,874.

The following table reconciles the opening and closing balances of the call and put options for the nine months periods of 2018, as required by IFRS 13/CPC 46:

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

	Consolidated
	Asset	Liability	Net
At December 31, 2017	52,058	-	52,058
Measurement at fair value	(25,992)	-	(25,992)
Net cash of settlement flows	(11,253)	-	(11,253)
At September 30, 2018	14,813	-	14,813

The fair value measurement of these financial instruments was recognized as finance income (expense) of the period, and no effects were recognized in other comprehensive income.

c) Sensitivity analysis

In compliance with CVM Instruction No. 475/2008, the Group performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising changes in exchange and interest rates.

When the risk exposure is considered asset, the risk to be taken into account is a reduction in the pegged indexes, due to a consequent negative impact on the Group’s profit or loss. Similarly, if the risk exposure is considered liability, the risk is of an increase in the pegged indexes and the consequent negative effect on the profit or loss. The Group therefore quantify the risks in terms of the net exposure of the variables (dollar, euro, CDI, IGP-M, IPCA, TJLP and SELIC), as shown below:

c.1)  Changes in exchange rates

Considering that the net exchange rate exposure at September 30, 2018 is maintained, the simulation of the effects by type of financial instrument for three different scenarios would be:

	Consolidated
				Decrease (increase)
Instruments	Exposure (a)		Risk	Exchange appreciation / depreciation (b)	Currency appreciation / depreciation of 25% (c)	Currency appreciation / depreciation of 50% (c)
Financial asset instruments	(5,425,715)			(270,750)	1,153,366	2,577,482
Derivatives - Plain Vanilla Swap	5,514,260			275,169	(1,172,188)	(2,619,546)
	88,545		drop in the dollar	4,419	(18,822)	(42,064)

Financial liability instruments	(903,826)			(74,761)	169,886	414,533
Derivatives - Plain Vanilla Swap	922,365			76,294	(173,371)	(423,035)
	18,539			1,533	(3,485)	(8,502)
			drop in the euro
Total	107,084			5,952	(22,307)	(50,566)

Effects in the comprehensive income of the period				4,097	(14,482)	(33,062)
Effects in the income of the period				1,855	(7,825)	(17,505)

				Decrease (increase) in P&L - R$ thousand
Instruments	Exposure US$ thousand (a)		Risk	Exchange depreciation (b)	Currency depreciation of 25% (c)	Currency depreciation of 50% (c)
Derivatives zero-cost collar	49,077	(d)	raise in the dollar	(3,173)	(19,861)	(36,549)

(a) The exchange rate considered at 09/30/2018 was R$ 4.00 per US$ 1.00 and R$ 4.65 per €$ 1.00.

(b) As per the exchange rate curves obtained from information made available by B3 S.A., with the exchange rate being considered at R$ 4.20 and 5.04, and the currency depreciation at 4.99% and 8.27% for US$ and €$, respectively at 09/30/2018.

(c) As required by CVM Instruction No. 475/2008, the percentage increases in the ratios applied refer to the information made available by the B3 S.A..

(d) Owing to the characteristics of this derivative (zero-cost collar), the notional amount is presented in US$.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

Except for the zero-cost collar, as the net exchange exposure of the dollar and the euro for the other derivative instruments is an asset, the risk is a drop in the dollar, and the euro,  therefore, the exchange rate is appreciated by 25% and 50% in relation to the probable exchange rate.

c.2) Changes in interest rates

Assuming that the scenario of net exposure of the financial instruments indexed to floating interest rates at September 30, 2018 is maintained, the net finance cost for the next 12 months for each ofthe three scenarios defined, would be:

	Consolidated
				Income (expense) in P&L
Instruments	Exposure	Period Rate	Probable scenario rate (a)	Probable scenario	Raising/Drop index by 25% (b)	Raising/Drop index by 50% (b)
Financial asset instruments	4,161,577			330,429	413,037	495,644
Financial liability instruments	(8,620,230)			(684,446)	(855,558)	(1,026,669)
Derivatives - Plain Vanilla Swap	2,639,026			209,539	261,923	314,308
	(1,819,627)	6.69%	7.94%	(144,478)	(180,598)	(216,717)

Financial liability instruments	(153,791)	10.04%	5.04%	(7,751)	(9,689)	(11,627)

Financial liability instruments	(3,757,356)	6.73%	6.56%	(246,483)	(308,103)	(369,724)

Financial liability instruments	(1,764,373)			(83,455)	(62,591)	(41,727)
Derivatives - Plain Vanilla Swap	513,113			24,270	18,203	12,135
Concession financial asset	7,115,809			336,578	252,433	168,289
	5,864,549	4.44%	4.73%	277,393	208,045	138,697

Sectorial financial assets and liabilities	2,280,559			181,761	136,320	90,880
Financial liability instruments	(121,053)			(9,648)	(7,236)	(4,824)
	2,159,506	6.55%	7.97%	172,113	129,084	86,056

Total	2,293,281			50,794	(161,261)	(373,315)

Effects in accumulated comprehensive income				9	12	14
Effects in the income of the period				50,785	(161,273)	(373,329)

(a)    The indexes were obtained from information available in the market.

(b)    As required by CVM Instruction number 475/2008, the percentages of increase were applied to the indexes in the probable scenario.

Additionally, the debts exposed to pre-fixed indexes would generate an expense of R$ 624,162.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

(33) NON-CASH TRANSACTIONS

	Consolidated
	September 30, 2018	December 31, 2017
Transactions resulting from business combinations
Concession financial asset	-	(12,338)
Intangible assets	-	(4,800)
Property, plant and equipment	-	(22,165)
	-	(39,303)

Other transactions
Interest capitalized in property, plant and equipment	8,077	27,755
Interest capitalized in concession intangible asset - distribution infraestruture	12,208	14,460
Transfer between property, plant and equipment and other assets	5,239	39,257

(34) SIGNIFICANT FACT AND EVENTS AFTER THE REPORTING PERIOD

Annual Tariff Adjustment – CPFL Piratininga

On October 16, 2018, the ANEEL’s Collegiate Board approved the annual tariff adjustment (“RTA”) for 2018 of the subsidiary CPFL Piratininga. The tariffs were adjusted by an average 20.01%, of which 8.83% related to the economic adjustment and 11.18% to the financial components, in relation to the economic base tariffs defined in the last ordinary tariff event (RTA/2017). The average effect to be perceived by the consumers is 19.25% (as disclosed in the Ratifying Resolution), when compared to the application tariffs defined in the RTA occurred in October 2017. The new tariffs are effective from October 23, 2018 to October 22, 2019.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

OTHER RELEVANT INFORMATION

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, as of September 30, 2018:

Shareholders	Common shares	Interest - %
State Grid Brazil Power Participações Ltda.	730,435,698	71.76
ESC Energia S.A.	234,086,204	23.00
Other shareholders	53,392,844	5.25
Total	1,017,914,746	100.00

Quantity and characteristic of secutiries held by directly or indirectly Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of September 30, 2018 and December 31, 2017:

	September 30, 2018		December 31, 2017
Shareholders	Common shares	Interest - %	Common shares	Interest - %
Controlling shareholders	964,521,902	94.75	964,521,902	94.75
Administrator	-	-	-	-
Members of the Executive Officers	189	0.00	189	0.00
Members of the Board of Directors	-	-	-	-
Fiscal Council Members	-	-	-	-
Other shareholders	53,392,655	5.25	53,392,655	5.25
Total	1,017,914,746	100.00	1,017,914,746	100.00
Outstanding shares - free float	53,392,655	5.25	53,392,655	5.25

SHAREHOLDING STRUCTURE									3rd quarter of 2018
CPFL ENERGIA S/A									Per units shares		Date of last change
#	1 - SHAREHOLDERS OF THE COMPANY	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		964,521,902	94.75%	100.00%	-	0.00%	0.00%	964,521,902	94.75%
1.1	Esc Energia S.A.	15.146.011/0001-51	234,086,204	23.00%	100.00%	-	0.00%	0.00%	234,086,204	23.00%	January 23, 2017
1.2	State Grid Brazil Power Participações Ltda.	26.002.119/0001-97	730,435,698	71.76%	100.00%	-	0.00%	0.00%	730,435,698	71.76%	November 30, 2017
	Noncontrolling shareholders		53,392,844	5.25%	100.00%	-	0.00%	0.00%	53,392,844	5.25%
1.3	Board of Directors members	07.341.926/001-90	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%	November 30, 2017
1.4	Executive Office members		189	0.00%	100.00%	-	0.00%	0.00%	189	0.00%	November 30, 2017
1.5	Other shareholders		53,392,655	5.25%	100.00%	-	0.00%	0.00%	53,392,655	5.25%
	Total		1,017,914,746	100.00%	100.00%	-	0.00%	0.00%	1,017,914,746	100.00%
	2 - Entity: 1.1 Esc Energia S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%
1.1.1	State Grid Brazil Power Participações Ltda.	26.002.119/0001-97	1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%	January 23, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.1.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%
	3 - Entity: 1.2 State Grid Brazil Power Participações S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		14,299,999,999	100.00%	100.00%	-	0.00%	0.00%	14,299,999,999	100.00%
1.2.1	International Grid Holdings Limited		14,299,999,999	100.00%	100.00%	-	0.00%	0.00%	14,299,999,999	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.2	Top View Grid Investment Limited		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%	July 31, 2017
1.2.3	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		14,299,999,999	100.00%	100.00%	-	0.00%	0.00%	14,299,999,999	100.00%
	4 - Entity: 1.2.1 International Grid Holdings Limited	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
1.2.1.1	State Grid International Development Limited		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.1.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
	5 - Entity: 1.2.2 Top View Grid Investment Limited	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
1.2.2.1	State Grid International Development Limited		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.2.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
	6 - Entity: 1.2.1.1 State Grid International Development Limited	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		21,429,327,845	100.00%	100.00%	-	0.00%	0.00%	21,429,327,845	21.32%
1.2.1.1.1	State Grid International Development Co., Ltd		21,429,327,845	100.00%	100.00%	-	0.00%	0.00%	21,429,327,845	21.32%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	79,091,019,116	100.00%	100.00%	79,091,019,116	78.68%
1.2.1.1.2	State Grid Overseas Investment Ltd		-	0.00%	0.00%	79,091,019,116	100.00%	100.00%	79,091,019,116	78.68%	July 31, 2017
1.2.1.1.3	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		21,429,327,845	100.00%	21.32%	79,091,019,116	100.00%	78.68%	100,520,346,961	100.00%
	7 - Entity: 1.2.1.1.1 State Grid International Development Co., Ltd	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		7,131,288,000	100.00%	100.00%	-	0.00%	0.00%	7,131,288,000	100.00%
1.2.1.1.1.1	State Grid Corporation of China		7,131,288,000	100.00%	100.00%	-	0.00%	0.00%	7,131,288,000	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.1.1.1.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		7,131,288,000	100.00%	100.00%	-	0.00%	0.00%	7,131,288,000	100.00%
	8 - Entity: 1.2.1.1.2 State Grid Overseas Investment Ltd	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		100	100.00%	100.00%	-	0.00%	0.00%	100	100.00%
1.2.1.1.2.1	State Grid Corporation of China		100	100.00%	100.00%	-	0.00%	0.00%	100	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.1.1.2.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		100	100.00%	100.00%	-	0.00%	0.00%	100	100.00%

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

The Company is committed to arbitration in the Market Arbitration Chamber, in accordance with the Arbitration

INDEPENDENT AUDITORS' REPORT

KPMG Auditores Independentes

Av. Coronel Silva Telles, 977 - 10º andar, Cambuí

13024-001 - Campinas/SP – Brasil

Edifício Dahruj Tower

Caixa Postal 737 - CEP 13012-970 - Campinas/SP - Brasil

Telephone +55 (19) 3198-6000, Fax +55 (19) 3198-6205

www.kpmg.com.br

INDEPENDENT AUDITORS’ REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

 (A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

To the Shareholders and Board Directors of

CPFL Energia S.A.

Campinas - SP

Introduction

We have reviewed the individual and consolidated, interim financial information, of CPFL Energia S.A. (“the Company”), included in the Quarterly Information Form (ITR), for the quarter ended September 30, 2018, which comprises the statement of financial position as of September 30, 2018 and the respective statements of profit or loss and other comprehensive income for the three and nine month periods then ended, and the changes in equity and cash flows for the nine month period then ended, comprising the explanatory notes.

Management is responsible for the preparation of the interim financial information in accordance with CPC 21(R1) Technical Pronouncement - Interim Financial Information and International Standard IAS 34 - Interim Financial Reporting, issued by International Accounting Standards Board - IASB, and for presentation of this interim financial information in accordance with the rules issued by Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the quarterly information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and International Standard on Review Engagements (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. The scope of a review is substantially less than an audit conducted in accordance with auditing standards and, consequently, it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information referred above is not prepared, in all material respects, in accordance with CPC 21(R1) and the IAS 34, issued by IASB, applicable to the preparation of the Quarterly Information and presented in accordance with the rules issued by Brazilian Securities and Exchange Commission (CVM).

Other matters - Statements of Value Added

The individual and consolidated interim financial information, related to statements of value added (DVA) for the nine month period ended September 30, 2018, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company's interim financial information. In order to form our conclusion, we evaluated whether these statements are reconciled to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added are not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Campinas, November 05, 2018

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Marcio José dos Santos

Accountant CRC 1SP252906/O-0

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

Management declaration on financial statements

In compliance with the provisions in items V and VI of article 25 of the Brazilian Securities & Exchange Commission (CVM) Instruction No. 480, of December 7, 2009, as amended by CVM Instruction No. 586, of June 8, 2017, the chief executive officers and the officers of CPFL Energia S.A, a publicly traded company, with its registered office at Rodovia Engo Miguel Noel Nascentes Burnier, km 2,5, Parque São Quirino - Campinas - SP -  Brasil, enrolled with the National Register of Legal Entities (CNPJ ) under No. 02.429.144/0001-93, hereby stated that:

a)     they have reviewed and discussed, and agree with, the opinions expressed in the opinion of KPMG Auditores Independentes on the interim financial statements (Quarterly Information – ITR) of CPFL Energia for the period ended September 30, 2018;

b)    they have reviewed and discussed, and agree with, the interim financial statements (Quarterly Information – ITR) of CPFL Energia for the period ended September 30, 2018;

Campinas, November 5, 2018. __________________________________ André Dorf Chief Executive Officer, holding also the function of Chief Business Development Officer
__________________________________ Yumeng Zhao Deputy Chief Executive Officer
Gustavo Pinto Gachineiro Chief Institutional Relations Officer	Gustavo Estrella Chief Financial and Investor Relations Officer

__________________________________ Pan Yuehui Deputy Chief Financial Officer	__________________________________ Wagner Luiz Schneider de Freitas Chief Business Planning and Management Officer

__________________________________ Karin Regina Luchesi Chief Market Operations Officer	__________________________________ Luis Henrique Ferreira Pinto Chief Regulated Operations Officer

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: September 30, 2018 - CPFL Energia S.A.

Management declaration on independent auditors’ report

In compliance with the provisions in items V and VI of article 25 of the Brazilian Securities & Exchange Commission (CVM) Instruction No. 480, of December 7, 2009, as amended by CVM Instruction No. 586, of June 8, 2017, the chief executive officers and the officers of CPFL Energia S.A, a publicly traded company, with its registered office at Rodovia Engo Miguel Noel Nascentes Burnier, km 2,5, Parque São Quirino - Campinas - SP -  Brasil, enrolled with the National Register of Legal Entities (CNPJ ) under No. 02.429.144/0001-93, hereby stated that:

a)     they have reviewed and discussed, and agree with, the opinions expressed in the opinion of KPMG Auditores Independentes on the interim financial statements (Quarterly Information – ITR) of CPFL Energia for the period ended September 30, 2018;

b)    they have reviewed and discussed, and agree with, the interim financial statements (Quarterly Information – ITR) of CPFL Energia for the period ended September 30, 2018;

Campinas, November 5, 2018. __________________________________ André Dorf Chief Executive Officer, holding also the function of Chief Business Development Officer
__________________________________ Yumeng Zhao Deputy Chief Executive Officer
Gustavo Pinto Gachineiro Chief Institutional Relations Officer	Gustavo Estrella Chief Financial and Investor Relations Officer

__________________________________ Pan Yuehui Deputy Chief Financial Officer	__________________________________ Wagner Luiz Schneider de Freitas Chief Business Planning and Management Officer

__________________________________ Karin Regina Luchesi Chief Market Operations Officer	__________________________________ Luis Henrique Ferreira Pinto Chief Regulated Operations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 5, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.